
11008391

River

Offshore

Ocean

Annual Report



ULTRAPETROL (BAHAMAS) LIMITED

Investing for the Future

OUR MISSION

To be a premier provider of marine transportation services in all of the markets in which we operate and to serve our customers' needs in a safe and cost-efficient way on the basis of innovation and peformance, which we anticipate will ultimately result in profitable growth and financial strength for our company.



FINANCIAL HIGHLIGHTS

Vessels in operation as of December 31,

	2008	2009	2010
Operating Fleet			
River Business			
# Dry Barges	547	535	533
Capacity (dwt)	923.370	903.970	900.770
# Tank Barges	44	56	69
Capacity (m^3)	95.578	116.098	159.570
# Pushboats	29	30	33
Capacity (bhp)	104.850	116.039	122.989
Transfer Station	1	1	1
Capacity (dwt)	35.000	35.000	35.000
Offshore Segment			
# of PSVs in Operation	5	6	7
# of PSVs on Order	7	6	5
Ocean Segment			
# of Vessels in Operation	9	9	8
DWT	744.529	445.606	110.000
Income Statement Data (In US$ Thousands unless per Share Data)			
Revenues			
River Segment	126.425	79.477	120.024
Offshore Segment	43.907	35.419	54.283
Ocean Segment	133.243	105.633	56.138
Total	303.575	220.529	230.445
Operating Profit	82.596	(9.051)	18.718
Net Income	47.523	(39.838)	(5.371)
Diluted Net Income per Share	$ 1,48	$ (1,35)	$ (0,18)
Diluted weighted avg number of shares	32.213.741	29.426.429	29.525.025
Balance Sheet Data (In US$ Thousands)			
Cash and Cash Equivalents	105.859	53.201	105.570
Total Assets	825.059	732.934	823.797
Total Debt	415.507	407.539	501.657
Shareholder's Equity	371.889	283.703	263.463

Revenue Breakdown by Business Segment


2008
Ocean Business 44%
River Business 42%
Offshore Supply Business 14%
2009
Ocean Business 48%
River Business 36%
Offshore Supply Business 16%
2010
Ocean Business 24%
River Business 52%
Offshore Supply Business 24%

TO THE SHAREHOLDERS OF **ULTRAPETROL (BAHAMAS) LTD**

2010 was a consolidation year for several of the capital expenditure programs for which your contribution as shareholders has been instrumental in the past years.

Soon after its inauguration in December 2009, our modern barge-building facility in Punta Alvear, Argentina, started producing tank barges for our River Business, as part of our effort to provide our customers with safe, reliable, transportation equipment for their environmentally sensitive cargoes. After this successful kickoff Punta Alvear has switched to jumbo dry barges production with significant productivity gains. At the current rate of production of dry jumbo barges, we are growing our River fleet at over 10% per year to cope with a demand for cargo transportation in the Hidrovia System supported by growing agricultural crops in South America and by increased levels of iron ore production in the Corumbá mines at the northern end of our river system, in line with increasing commodity prices which boost production and exports through our system.

Towards the end of 2010, we took delivery of our seventh PSV, the UP Turquoise, built in China to the highest specifications. At the time of writing these words, the eighth PSV in our Offshore Supply fleet, UP Jasper, after its June 2011 delivery, is enroute to Aberdeen (UK North Sea) where market conditions have significantly improved. We expect her to be employed in the North Sea market where we have an established presence and a solid reputation as a reliable operator in one of the most mature and operationally demanding markets of the world.

In the five years since UP Offshore took delivery of its first PSV, we have become a significant player in the Brazilian offshore oil services market, operating seven large and technologically advanced PSVs under long term time charters with Petrobras, and with attractive opportunities to keep growing our presence in that market. Brazil's oil industry has become increasingly important, not only for the country as such but for the world as a whole, constantly advancing the technological frontier in the offshore oil E&P fields concurrent with a $220 billion investment program that will expand offshore drilling in Brazil in an unprecedented manner. We believe we are ideally positioned to partner with Petrobras and the other oil majors and operators towards achieving those ambitious goals. Our modern PSV fleet could not be better suited for that task.

Just as the commodities' production in South America and offshore oil in Brazil grow at unprecedented rates fostered by demand stemming from Emerging Markets in Asia and other areas of the world, during 2010 and into 2011 we have witnessed the dry bulk shipping markets face a sluggish demand while trying to cope with an overbuilt orderbook.

In line with these events, 2010 saw the sale of the remaining three of our Capesize vessels, together with the finalization of our successful FFA coverage which allowed us to reinvest our cash flows from a commoditized and weakened dry bulk shipping business into River and Offshore Supply, two sectors where we have identified long term growth prospects and where we have built a solid market presence not only through flag restrictions but also by a solid network of services and investments in overall efficiency, which effectively build substantial barriers to entry and create long-term opportunities for the Company.







We have kept our presence on the cabotage tanker trade where our vessels continue to service our long-standing clients with world-class service records, and have successfully developed a new container feeder service in South America, with the entry into operation of the MV Asturiano in May 2010 followed by the successful incorporation of a second container feeder vessel, the MV Argentino, in January 2011.

LOOKING FORWARD

In our River Business, we continue with our reengining and repowering program. By year end 2011 we shall have reengined a total of five pushboats (out of eleven in the program) and we expect to complete such program by mid 2013. With two pushboats, Zonda I and Cavalier X already in operation, we feel confident that the fruits of this project will exceed our initial expectations. The savings which stem from the gasoil and heavy fuel oil price differential, when coupled with increased pushing capacity, indicate that the program could account for over $13 million savings per year once completed. On the demand side, seeded areas and crop yields have been on the back of ever-growing productions which in the case of Paraguay and parts of Argentina, Bolivia and Brazil, resort to our River Business as the supplier of choice for a reliable, large scale transportation solution. We keep working and investing to remain as their strategic partner, with a projected fleet growth of over 60% for the next five years, the largest investment in transportation capacity for the Hidrovia System. We also operate load and discharge facilities that allow us to provide an integral transportation solution to our customers and we have incorporated containerized and general cargo into our services which will allow us to integrate the river with our ocean feeder service and participate in a growing need for logistical solutions for the carriage of industrial and consumer goods inland.

Our Offshore Supply Business will grow by 50% in the coming 18 months via the deliveries of our four PSVs being built in India. These deliveries will take our fleet to twelve modern PSVs which should benefit from currently anticipated investments in the sector by Petrobras and other large players in the industry. We look at Brazil as a stronghold where we have a significant local presence, and where we can develop opportunities in other areas connected with offshore oil exploration.

Finally, our Ocean Business, while diminished in relative size, remains as our historical segment where we intend to keep servicing our cabotage tanker clients in a stable, flag restricted environment differentiated from commoditized international tanker markets, and with a thriving cabotage container feeder service which is growing in demand and in scope to cover Brazil in the near future.



Felipe Menendez Ross

President and Chief Executive Officer

ULTRAPETROL FLEET

River Fleet	Number of Vessels	Capacity	Description
Alianza G2	1	35,000 tons	Storage and Transshipment Station
Pushboat Fleet	33	122,989 BHP	Various Sizes and Horse Power
Tank Barges	69	159,570 m^3	Carry Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	533	900,770 tons	Carry Dry Cargo (Soy, Iron Ore)
Total [1]	602	N/A	

Offshore Supply Fleet	Year Built	Capacity (DWT)	Delivery Date
In Operation			
UP Esmeralda	2005	4,200	2005
UP Safira	2005	4,200	2005
UP Agua-Marinha	2006	4,200	2006
UP Topazio	2006	4,200	2006
UP Diamante	2007	4,200	2007
UP Rubi	2009	4,200	2009
UP Turquoise (S-111)	2010	5,250	2010
Under Construction			
UP Jasper (S-112)	2011[2]	5.250	2011
UP Jade	2011[2]	4.200	2011
UP Amber	2012[2]	4.200	2012
UP Pearl	2012[2]	4.200	2012
UP Onyx	2012[2]	4.200	2012
Total		52,500	

Ocean Fleet [3]	Year Built	Capacity (DWT)	Description
Parana Petrol (Ex-Al.G3)	1993 [3]	43.164	Inland Tank Barge
Miranda I [5]	1995	7.355	Product / Chemical Tanker
Amadeo [5]	1996	39.350	Oil / Product Tanker
Alejandrina	2006	9.211	Product Tanker
Austral [6]	2006	11.299	Product / Chemical Tanker
Argos I (Ex -Al. Campana)	1975	N/A	Oceangoing Pushboat
Asturiano	2003	1,118 [4]	Container feeder vessel
Argentimo	2002	1,050 [4]	Container feeder vessel
Total		110,379	

(1) As of March 14, 2011
(2) Expected build or delivery date, as applicable, as advised by the shipyard
(3) Originally built in 1982, converted in 1993 to product tank barge
(4) Twenty Foot-Equivalent Units, or TEUs
(5) Our Miranda I and Amadeo were both converted to double hull in 2007
(6) Operating under a bareboat charter


AMADEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A

Commission file number 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Exact name of Registrant as specified in its charter)

COMMONWEALTH OF THE BAHAMAS
(Jurisdiction of incorporation or organization)

Ultrapetrol (Bahamas) Limited
H & J Corporate Services Ltd.
Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive offices)

Leonard J. Hoskinson. Tel.: 1 (242) 364-4755. E-mail: lhoskinson@ultrapetrol.net. Address: Ocean Centre,
Montagu Foreshore, East Bay St.,
P.O. Box SS-19084, Nassau, Bahamas.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange where registered
Common Shares, $0.01 par value	**Nasdaq Global Market**

Securities registered or to be registered pursuant to Section 12(g) of the Act: **None**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **9% First Preferred Ship Mortgage Notes due 2014**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, $0.01 par value **29,943,653 Shares Outstanding**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [_] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [_] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [_] No [_]

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_] Accelerated filer [X] Non-accelerated filer [_]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 [_] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [_] No [X]

INDEX TO REPORT ON FORM 20-F

PART I

PART II

PART III

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Risk Factors" in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

- future operating or financial results;
- pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
- general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand;
- our ability to obtain additional financing;
- our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
- our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;
- our dependence upon the abilities and efforts of our management team;
- changes in governmental rules and regulations or actions taken by regulatory authorities;
- adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;
- the highly competitive nature of the ocean-going transportation industry;
- the loss of one or more key customers;
- fluctuations in foreign exchange rates;
- adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs;
- failure to pay resulting in default by one or more of our counterparts in derivative instruments;
- potential liability from future litigation; and
- other factors discussed in the section titled "Risk Factors" in Item 3.D of this report.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 – KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the "Company") is for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 and has been derived from the Company's Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

	Year Ended December 31, (Dollars in thousands)				
	2010	2009	2008	2007	2006
Statement of Operations Data:					
Revenues	$ 230,445	$ 220,529	$ 303,575	$ 193,807	$ 144,615
Operating expenses [1]	(150,922)	(140,607)	(164,476)	(104,507)	(78,236)
Depreciation and amortization	(34,371)	(41,752)	(38,620)	(30,268)	(24,714)
Loss on write- down of vessels	--	(25,000)	--	--	--
Administrative and commercial expenses	(27,051)	(25,065)	(24,396)	(20,355)	(14,416)
Other operating income (expenses)	617	2,844	6,513	10,944	(198)
Operating profit (loss)	18,718	(9,051)	82,596	49,621	27,051
Financial expense and other financial expenses	(26,417)	(23,237)	(30,542)	(20,440)	(18,921)
Financial loss on extinguishment of debt		--	--	--	(1,411)
Financial income	399	340	1,156	2,916	733
Gains (losses) on derivatives, netl	10,474	241	8,816	(17,801)	--
Investment in affiliates	(341)	(28)	(442)	(28)	588
Other, net	(875)	(707)	(558)	(339)	859
Income (Loss) from continuing operations before income tax	1,958	(32,442)	61,026	13,929	8,899
Income taxes (expenses) benefit	(6,363)	(5,355)	4,173	(4,832)	(2,101)
(Loss) Income from continuing operations	$ (4,405)	$ (37,797)	$ 65,199	$ 9,097	$ 6,798
(Loss) Income from discontinued operations [2]	$ (515)	$ (2,131)	$ (16,448)	$ (3,917)	$ 5,647
Net (Loss) Income	$ (4,920)	$ (39,928)	$ 48,751	$ 5,180	$ 12,445
Net (Loss) Income attributable to non-controlling interest	451	(90)	1,228	739	1,919

	2010	2009	2008	2007	2006
		Year Ended December 31, (Dollars in thousands)			
Net (Loss) Income attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	47,523	4,441	10,526
Amounts attributable to Ultrapetrol (Bahamas) Limited:					
(Loss) Income from continuing operations	(4,856)	(37,707)	63,971	8,358	4,879
(Loss) Income from discontinued operations	(515)	(2,131)	(16,448)	(3,917)	5,647
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	47,523	4,441	10,526
Basic (loss) income per share of Ultrapetrol (Bahamas) Limited:					
From continuing operations	$ (0.16)	$ (1.28)	$ 1.99	$ 0.26	$ 0.27
From discontinued operations	$ (0.02)	$ (0.07)	$ (0.51)	$ (0.12)	$ 0.32
	$ (0.18)	$ (1.35)	$ 1.48	$ 0.14	$ 0.59
Diluted (loss) income per share of Ultrapetrol (Bahamas) Limited					
From continuing operations	$ (0.16)	$ (1.28)	$ 1.99	$ 0.26	$ 0.27
From discontinued operations	$ (0.02)	$ (0.07)	$ (0.51)	$ (0.12)	$ 0.31
	$ (0.18)	$ (1.35)	$ 1.48	$ 0.14	$ 0.58
Basic weighted average number of shares	29,525,025	29,426,429	32,114,199	31,596,346	17,965,753
Diluted weighted average number of shares	29,525,025	29,426,429	32,213,741	31,923,350	18,079,091
Balance Sheet Data (end of period):					
Cash and cash equivalents	$ 105,570	$ 53,201	$ 105,859	$ 64,262	$ 20,648
Restricted cash	1,661	1,658	2,478	--	--
Working capital [3]	98,318	68,352	135,746	64,768	31,999
Vessels and equipment, net	612,696	571,478	552,683	452,544	299,600
Total assets	823,797	732,934	825,059	622,160	426,379
Total debt [4]	501,657	407,539	415,507	334,514	220,685
Ultrapetrol (Bahamas) Limited stockholders' equity	263,463	283,703	371,889	253,142	179,429
Non-controlling interest	5,331	4,880	4,970	3,742	3,091
Total equity	268,794	288,583	376,859	256,884	182,520
Statement of Cash Flow Data:					
Total cash flows provided by operating activities	18,894	38,716	71,257	41,900	28,801
Total cash flows used in investing activities	(54,139)	(83,598)	(87,991)	(200,648)	(104,029)
Total cash flows provided by (used in) financing activities	87,614	(7,776)	58,331	202,362	87,962
Consolidated EBITDA as defined in the Notes due 2014 [5]	$ 39,296	$ 56,445	$ 116,859	$ 64,968	$ 62,417
Adjusted Consolidated EBITDA [5]	$ 61,293	$ 57,129	$ 116,859	$ 64,968	$ 62,417

(1) Operating expenses are voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums and lubricants and certain drydocking costs.

(2) Net of income tax effect.

(3) Current assets less current liabilities.

(4) Includes accrued interest.

(5) The following table reconciles our EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA to our cash flows from operating activities:

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Net cash provided by operating activities from continuing operations	$ 20,844	$ 38,679	$ 79,902	$ 40,451	$ 22,030
Net cash (used in) provided by operating activities from discontinued operations	(1,950)	37	(8,645)	1,449	6,771
Total cash flows from operating activities	18,894	38,716	71,257	41,900	28,801
Plus					
Adjustments from continuing operations					
Increase / Decrease in operating assets and liabilities	(6,974)	(14,052)	15,415	6,354	7,162
Expenditure for dry docking	8,204	5,242	3,105	2,724	4,678
Income tax expense (benefit)	6,363	5,355	(4,173)	4,832	2,101
Financial expenses	25,925	24,248	25,128	20,440	18,921
Gains (losses) on derivatives, net	10,474	241	8,816	(17,801)	--
Gain on disposal of assets	724	1,415	--	10,282	630
Adjustment attributable to UP Offshore declassification (1)	(21,997)	(684)	--	--	--
Net loss (income) attributable to noncontrolling interest	(451)	90	(1,228)	(739)	(1,919)
Other adjustments	(3,306)	(2,570)	(3,419)	(2,645)	(663)
Adjustments from discontinued operations					
Increase / Decrease in operating assets and liabilities	1,435	(1,566)	1,457	(2,114)	2,344
Expenditure for dry docking	--	--	289	2,124	158
Income taxes	--	--	--	54	100
Financial expenses	5	10	212	(262)	104
(Gain) on disposal of assets	--	--	--	(181)	--
Other adjustments	--	--	--	--	--
EBITDA as defined in the Notes due 2014 from continuing operations	$ 39,806	$ 57,964	$ 123,546	$ 63,898	$ 52,940
EBITDA as defined in the Notes due 2014 from discontinued operations	$ (510)	$ (1,519)	$ (6,687)	$ 1,070	$ 9,477
Consolidated EBITDA as defined in the Notes due 2014	$ 39,296	$ 56,445	$ 116,859	$ 64,968	$ 62,417
Plus					
Adjustment attributable to UP Offshore declassification (1)	$ 21,997	$ 684	$ --	$ --	$ --
Adjusted Consolidated EBITDA	$ 61,293	$ 57,129	$ 116,859	$ 64,968	$ 62,417

(1) As of September 30, 2009, our Board declassified UP Offshore Bahamas as a restricted subsidiary under the terms of the Indenture. Subsequently, on December 3, 2010, UP Offshore Bahamas was reclassified as a restricted subsidiary under the terms of the Indenture.

The use of the terms "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the US Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014 (the "Indenture") from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

- EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

- EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

- EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations,

- EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

- EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

- Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not, therefore, reflect any cash requirements for such replacements; and

- EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Please note: In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

Risks Relating to Our Industry

If the global shipping industry, which historically has been cyclical and volatile, should remain depressed on a continuous basis or declines further in the future, our earnings and available cash flow may be adversely affected.

The international shipping industry is both cyclical and volatile in terms of charter rates and profitability. Charter rates are still relatively low compared to the rates achieved in the years preceding the global financial crisis. These factors may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, and any renewal or replacement charters that we enter into may not generate revenue sufficient to allow us to operate our vessels profitably.

After reaching highs during the summer of 2008, charter rates for product tankers fell thereafter. While the rates have improved somewhat, they remain significantly below those high levels. The decline in charter rates is due to various factors, including the significant fall in demand for petroleum products, the consequent rising inventories of petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining. The recent global financial crisis and associated contraction in oil demand may adversely affect the rates payable in respect of our product tankers or our ability to sell a product tanker we own on the expiration or termination of its employment.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for cargo capacity and changes in the supply and demand for petroleum and petroleum products, iron ore, coal, and grains as well as other cargo transported by vessels. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for vessel capacity include:

- supply and demand for petroleum and petroleum products, iron ore, coal, and grains as well as other cargo transported by vessels;
- regional availability of refining capacity in the case of petroleum and petroleum products or crushing or manufacturing with respect to other cargo transported by other vessels;
- global and regional economic and political conditions;
- Actions taken by OPEC and major oil producers and refiners;
- the distance cargo transported by vessels is to be moved by marine transportation;
- changes in seaborne and other transportation patterns;
- environmental and other legal and regulatory developments;
- currency exchange rates;
- weather and climate conditions;
- competition from alternative sources of energy; and
- international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of shipping capacity include:

- current and expected new buildings for vessles;
- the number of newbuilding deliveries;
- the scrapping rate of older vessels;
- the conversion of vessels to other uses;
- the price of steel;
- the number of vessels that are out of service; and
- environmental concerns and regulations.

Historically, the shipping markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for vessel capacity. The recent global economic crisis may further reduce demand for transportation of cargo over longer distances and supply of vessels to carry cargo, which may materially affect our revenues, profitability and cash flows. If charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

Some of our vessels operate in services which cover areas that have a special tax status; the modification of that status could have an impact on the volume of cargo we carry and consequently could adversely affect our financial results.

Our River Business can be affected by factors beyond our control, particularly adverse weather conditions that can affect production of the goods we transport and navigability of the river system on which we operate.

We derive most of our River Business revenues from transporting soybeans and other agricultural and mineral products produced in the Hidrovia Region, as well as petroleum products consumed in the region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of agricultural products, which would likely result in a reduction in demand for our services. Drought conditions have affected the production of agricultural products during several years like 2005, 2006 and 2009. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers, as was the case in the High Paraguay River during the fourth quarters of 2007, 2008, 2009 and 2010.

The rates we charge and the quantity of freight we transport in our River Business can also be affected by:

- demand for the goods we ship on our barges;
- adverse river conditions, such as flooding, that slow or stop river traffic or reduce the quantity of cargo that we can carry in each barge;
- navigational accidents involving our equipment resulting in disruptions of our programs;
- any accidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;
- changes in the quantity of barges available for river transport through the entrance of new competitors or expansion of operations by existing competitors;
- disruption in the production of iron ore at the mines or lack of transportation to ports of loading;
- the availability of transfer stations and cargo terminals for loading of cargo on and off barges; and
- the ability of buyers of commodities to open letters of credit and generally the ability of obtaining financing on reasonable terms or at all.
- the ability of buyers of commodities to open letters of credit and generally the ability of obtaining financing on reasonable terms or at all.
- the availability and price of alternative means of transporting goods out of the Hidrovia Region.

A prolonged drought or other series of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our River Business in general may, in the short term, result in a reduction in the market value of the barges and pushboats that we operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate our barges and pushboats profitably in the Hidrovia Region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss.

Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which we operate may have an adverse effect on our results of operations.

In most of the markets in which we currently operate we engage in cabotage or regional trades that have restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Brazilian cabotage for Brazilian-flagged vessels, such as some of our PSVs. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Demand for our PSVs depends on the level of activity in offshore oil and gas exploration, development and production.

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The following is a graph of the spot market levels of time charters for PSVs of 800+ m^2 of deck in the North Sea for the past four years:


GBP / Day
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Jan-11
Average North Sea Rates

Source: Seabreeze

The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors. A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for PSVs and thus decrease the utilization and charter rates of our PSVs. An increase in the order book for new tonnage beyond the growth of demand could result in a decline of the charter rates paid for PSVs in the market. Such decreases in demand or increases in supply could have an adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies may not result in increased demand for our PSVs. The factors affecting the supply and demand for PSVs are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. If the PSV market is in a period of weakness when our vessels' charters expire, or when new vessels are delivered, we may be forced to charter or re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

Some of the factors that influence the supply and demand for our PSVs include:

- worldwide demand for oil and natural gas;
- prevailing oil and natural gas prices and expectations about future prices and price volatility;
- the cost of offshore exploration for, and production and transportation of, oil and natural gas;
- consolidation of oil and gas service companies operating offshore;
- availability and rate of discovery of new oil and natural gas reserves in offshore areas;
- local and international political and economic conditions and policies;
- technological advances affecting energy production and consumption;
- weather conditions;
- environmental regulation;
- volatility in oil and gas exploration, development and production activity;
- the number of newbuilding deliveries; and
- deployment of additional PSVs to areas in which we operate.

Changes in the petroleum products markets could result in decreased demand for our product tankers and related services.

Demand for our product tankers and services in transporting petroleum products will depend upon world and regional petroleum products markets. Any decrease in shipments of petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of petroleum products, including competition from alternative energy sources. In the long-term it is possible that petroleum products demand may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of petroleum products as a result of environmental concerns, or by high oil prices. A recession affecting the U.S. and world economies may result in protracted reduced consumption of petroleum products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

Our vessels and our reputation are at risk of being damaged due to operational hazards that may lead to unexpected consequences, which may adversely affect our earnings.

Our vessels and their cargos are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, structural failures, human error, war, terrorism, piracy and other circumstances or events. All of these hazards can also result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates or loss of insurance cover, damage to our customer relationships that could limit our ability to successfully compete for charters, delay or rerouting, each of which could adversely affect our business. Further, if one of our vessels were involved in an accident with the potential risk of environmental pollution, the resulting media coverage could adversely affect our business.

If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, available repair facilities are sometimes limited as we have geographical limitations due to the trading patterns of our fleet . The same situation applies to scheduled drydocks. We may be unable to find space at a suitable repair or drydock facility or we may be forced to travel to a repair or drydock facility that is not conveniently located near our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant docking facilities would decrease our earnings.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. In 2008, 2009 and 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. According to the International Maritime Bureau commercial shipping in the area was subjected to 445 individual pirate attacks of which 53 ships were actually hijacked resulting in the kidnapping of 1,181 crew members.

If these pirate attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones or as "war and strikes" listed areas by the Joint War Committee, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents or similar incidents on board third party vessels managed by us, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under charters of the vessels we operate.

If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers' instructions, vessels managed by us may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

A renewed contraction or worsening of the global credit markets and the resulting volatility in the financial markets could have a material adverse effect on our business, results of operations and financial condition.

Since 2007, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are subject to regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. Although banks and financial institutions have since resumed extending credit, its availability remains significantly below its peak. As the shipping industry has been highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. If we are unable to obtain additional credit or draw down upon borrowing capacity, it may negatively impact our ability to fund current and future obligations. These outcomes could have a material adverse impact on our business, results of operations, financial condition, ability to grow and cash flows, and could cause the market price of our common shares to decline.

If emergency governmental measures are implemented in response to any economic downturn, that could have a material adverse impact on our results of operations, financial condition and cash flows.

Since 2008, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. We cannot predict what, if any, such measures would be, but changes to securities, tax, environmental, or the laws of regulations, could have a material adverse effect on our results of operations, financial condition or cash flows.

Because the fair market value of vessels fluctuates significantly, we may incur losses when we sell vessels or as a consequence of their book value failing to meet an impairment test resulting in a non-cash write-off.

Vessel values have historically been very volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels or as a consequence of their book value failing to meet an impairment test resulting in a non-cash write-off, which would adversely affect our earnings. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

- general economic, political and market conditions affecting the shipping industry;
- number of vessels of similar type and size currently on the market for sale;
- the viability of other modes of transportation that compete with our vessels;
- cost and number of newbuildings and vessels scrapped;
- governmental or other regulations;
- prevailing level of charter rates; and
- technological advances that can render our vessels inferior or obsolete.

Compliance with safety, environmental, governmental and other requirements may be very costly and may adversely affect our business.

The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These requirements include, but are not limited to, (i) the U.S. Oil Pollution Act of 1990, as amended, or OPA, (ii) the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, and its protocols of 1976, 1984, and 1992, or CLC, (iii) the IMO International Convention for the Prevention of Pollution from Ships, or MARPOL, (iv) the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, (v) the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, (vi) the International Convention on Load Lines of 1966, (vii) the U.S. Maritime Transportation Security Act of 2002 and (viii) the International Ship and Port Facility Security Code. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the drilling activity, offshore and shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity or other operational or structural changes, lead to decreased availability of insurance coverage for environmental matters, or result in the denial of access to, or detention in, certain ports. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels. We could also become subject to personal injury or property damage claims relating to exposure to hazardous materials associated with our current or historic operations. In addition, environmental laws require us to satisfy insurance and financial responsibility requirements to address oil spills and other pollution incidents, and subject us to rigorous inspections by governmental authorities. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. Government regulation of vessels, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or to even scrap or sell certain vessels altogether. For example, beginning in 2003 we sold all of our single hull oceangoing tanker vessels in response to regulatory requirements in Europe and the United States. In addition, Annex VI of MARPOL Regulations for the Prevention of Air Pollution from ships, which became effective May, 2005, sets limits on sulphur oxide, nitrogen oxide and other emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Through Resolution MEPC.176 (58), IMO has revised MARPOL Annex VI. The revised MARPOL Annex VI entered into force on July 1, 2010, and addresses the following main items: sulphur content in fuels, NOx limits for diesel engines and Volatile Organic Compounds (VOC) Management Plan. Future changes in laws and regulations may require us to undertake similar measures, and any such actions may be costly. We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive, which could increase our costs relating to such matters.

All of our vessels are subject to Annex VI regulations. While we expect that our newbuilding vessels will meet relevant Annex VI requirements at the time of their delivery and that our existing fleet will comply with such requirements, subject to classification society surveys on behalf of the flag state, such compliance could require modifications to the engines or the addition of expensive emissions control systems, or both, as well as the use of low sulphur fuels. At present our vessels are complying with these requirements. It could happen that from time to time additional requirements may arise, but we do not expect them to have a material adverse effect on our operating costs.

MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Our Product Tankers (*Miranda I, Alejandrina and Austral*) and our Crude Oil Tanker *Amadeo* are fully certified by class as double hull vessels. Our oceangoing barge *Parana Petrol* (formerly named *Alianza G3*), although of double hull construction, does not meet the minimum height criteria in double bottoms and the minimum distance in double sides in correspondence with its slop tanks required by Rule 19 (formerly Rule 13). Nevertheless, this vessel is currently certified to operate in inland Argentine waters in her present state until the end of her useful life.

In the United States, OPA provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. Liability limits provided for under OPA may be updated from time to time. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The IMO has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct. The IMO and the European Union, or EU, also have adopted separate phase-out schedules applicable to non-double hull tankers operating in international and EU waters. These regulatory programs may require us to introduce modifications or changes to tank configuration to meet the EU double hull standards for our vessels or otherwise remove them from operation.

Under OPA, with certain limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double hulls conforming to particular specifications. Tankers that do not have double hulls are subject to structural and operational measures to reduce oil spills and will be precluded from operating in U.S. waters in most cases by 2015 according to size, age, hull configuration and place of discharge unless retrofitted with double hulls. In addition, OPA specifies annual inspections, vessel manning, equipment and other construction requirements applicable to new and existing vessels that are in various stages of development by the U.S. Coast Guard, or USCG.

Recent changes in environmental and other governmental requirements may adversely affect our operations.

In December 2009, the U.S. Environmental Protection Agency, or the EPA, finalized new nitrogen oxide emissions control standards and reduced sulfur content fuel standards applicable to newly built large marine, Category 3 engines, which we expect could be applicable to certain of the newer vessels we acquire. Category 3 engines are diesel engines that typically range in size from 3,000 to 100,000 horsepower, and are used for propulsion power on certain vessels such as oil tankers, container ships, bulk carriers, and cruise ships. Since July 1, 2009, the State of California requires that both U.S. and foreign flagged vessels, subject to specified exceptions, use reduced sulfur content fuel of 1.5% for marine gas oil or 0.5% for diesel oil when operating within 24 nautical miles of California's coastline. As of January 1, 2012, these limits will both drop to 0.1% sulfur content. In addition, on January 1, 2010, the European Union, or EU, introduced a 0.1% maximum sulfur requirement for fuels used by vessels at berth in EU ports. Although we will take steps to ensure our vessels comply with these air emission regulations, enforcement of these industry-wide regulations by the U.S. Coast Guard, EPA or EU authorities and appropriate compliance measures could result in material operational restrictions in the use of our vessels, which could have a material adverse effect on our business, results of operations and financial condition.

Greenhouse gas restrictions may adversely impact our operations.

A number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with such measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program, any of which could have a material adverse effect on our business, results of operations and financial condition.

The oceangoing cargo transportation industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources or newer ships.

We employ our vessels in highly competitive markets. The oceangoing market is international in scope and we compete with many different companies, including other vessel owners and major oil companies, such as Transpetro, a subsidiary of Petrobras. In our Offshore Supply Business, we compete with companies that operate PSVs, such as GulfMark, Maersk, Seacor, Tidewater, Bram Offshore, CBO, Wilson Sons and Brasmar. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. This may enable these competitors to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro, are affiliated with or owned by the governments of certain countries, and may receive government aid or legally imposed preferences or other assistance, that are unavailable to us.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of our vessels or their cargos, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

Future changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Compliance with safety and other vessel requirements imposed by classification societies or flag states may be very costly and may adversely affect our business.

The hull and machinery of our offshore supply fleet and ocean fleet and parts of our river fleet are classed by classification societies. The classification society certifies that a vessel is in class, and may also issue the vessel's safety certification in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our classed vessels are currently enrolled with classification societies that are members of the International Association of Classification Societies.

A classed vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Generally, classed vessels are also required to be drydocked every two to three years for inspection of the underwater parts of such vessels. However, classed vessels must be drydocked for inspection at least twice every five years.

If a vessel does not maintain its class, that vessel will, in practical terms, be unable to trade and will be unemployable, which would negatively impact our revenues, and could cause us to be in violation of certain covenants in our loan agreements and/or our insurance policies.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention in, certain ports.

Our vessels could be subject to seizure through maritime arrest or government requisition.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting the vessel or, under the "sister ship" theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant's maritime lien on any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings.

The impact of terrorism and international conflict on the global or regional economy could lead to reduced demand for our services, which would adversely affect our revenues and earnings.

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world markets and may affect our business, results of operations and financial condition. The conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further instability in the global markets. In addition, future terrorist attacks could result in an economic recession affecting the United States or the entire world. The effects of terrorism on financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks have, in the past, targeted shipping interests, including ports or vessels. For example in October 2002, there was a terrorist attack on the VLCC *Limburg,* a vessel not related to us. Any future attack in the markets we serve may negatively affect our operations or demand for our services, and such attacks may also directly impact our vessels or our customers. Further, insurance may not cover our loss or liability for terrorist attacks on our vessels or cargo either fully or at all. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Company Specific Risk Factors

We are an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

We are an international company and conduct almost all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as Argentina, Brazil, Chile, Paraguay, and Uruguay. Some of the risks we are exposed to by operating in these countries include among others:

- political and economic instability, changing economic policies and conditions, and war and civil disturbances;
- recessions in economies of countries in which we have business operations;
- adverse foreign exchange rates;
- the imposition of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;
- the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;
- the imposition of or unexpected adverse changes in foreign laws or regulatory requirements or changes in local cabotage rules and regulations;
- longer payment cycles in foreign countries and difficulties in collecting accounts receivable;
- difficulties and costs of staffing and managing our foreign operations; and
- acts of piracy or terrorism.

These risks may result in unforeseen harm to our business and financial condition. Also, some of our customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain countries and economies, could adversely affect that part of our business.

Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success in international markets depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies which will be effective in each location where we do business. Further, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.

We may have to employ temporarily part of our fleet on spot charters and any prolonged continuation of current spot charter rates or further decreases in spot charter rates in the future may adversely affect our earnings.

We may employ our ocean and offshore vessels in the spot charter market, and we may acquire additional vessels in the future that we may employ in the spot charter market. As a result, we may be exposed to the cyclicality and volatility of the spot charter market. Charter rates for ocean and offshore vessels in the spot charter market are currently low, and ocean and offshore vessels traded in the spot charter market may experience substantial off-hire time.

The spot charter market for ocean and offshore vessels may fluctuate significantly, and any significant fluctuations in charter rates will result in significant fluctuations in the utilization of our ocean and offshore vessels and our profitability. The successful operation of our vessels in the highly competitive spot charter market, depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. In the event we are unable to find suitable employment for a vessel at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again. During the period of lay up, such vessel will continue to incur expenditure such as insurance, reduced crew wages and maintenance costs. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

An increase in operating costs would decrease earnings and available cash.

Vessel operating costs include the costs of crew, provisions, deck and engine stores, lubricants, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these vessel operating expenses would decrease earnings and available cash.

In addition, unlike under time charters where we are responsible only for vessel operating expenses but not voyage costs, under spot charter agreements, we are responsible for both voyage costs and vessel operating costs. Voyage costs include the costs of bunkers, port expenses and brokerage commissions paid by us to third parties. An increase in such voyage costs, or an increased reliance on spot charters which thereby increase our exposure to voyage costs, would adversely affect our earnings and available cash.

We may not be able to grow our business or effectively manage our growth.

A principal focus of our strategy is to continue to grow, in part by increasing the number of vessels in our fleet. The rate and success of any future growth will depend upon factors which may be beyond our control, including our ability to:

- identify attractive businesses for acquisitions or joint ventures;
- identify vessels for acquisitions;
- integrate any acquired businesses or vessels successfully with our existing operations;
- hire, train and retain qualified personnel to manage and operate our growing business and fleet;
- identify new markets;
- expand our customer base;
- improve our operating and financial systems and controls; and
- obtain required financing for our existing and new operations.

We may not be successful in executing our growth plans and could incur significant expenses and losses in connection therewith.

We may discontinue one or more lines of business for commercial or strategic reasons. The redeployment of the capital invested in any discontinued line of business may take time, resulting in reduced earnings during such period and/or delay to our overall growth.

We may start a new line of business or a new activity within an existing line of business, and may incur losses to start up the new service.

Furthermore, because the volume of cargo we ship in our River Business during a normal crop year is at or near the capacity of our barges during the peak season, our ability to increase volumes shipped in our River Business is limited by our ability to increase our barge fleet's carrying capacity, either through purchasing additional barges, providing faster transit times, or increasing the size of our existing barges.

Our subsidiaries' credit facilities and the indenture governing our 9% First Preferred Ship Mortgage Notes due 2014, or the 2014 Notes, impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business.

Our subsidiaries' credit facilities and the indenture governing the 2014 Notes impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long term interests. These restrictions limit our ability to, among other things:

- incur additional debt;
- pay dividends or make other restricted payments;
- create or permit certain liens;
- make investments;
- engage in sale and leaseback transactions;
- sell vessels or other assets;
- create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

- engage in transactions with affiliates; and
- consolidate or merge with or into other companies or sell all or substantially all of our assets.

In addition, some of our subsidiaries' credit facilities require that our subsidiaries maintain specified financial ratios and satisfy financial covenants and debt-to-asset and similar ratios. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which our subsidiaries operate, may affect their ability to comply with these covenants. We cannot assure you that our subsidiaries will meet these ratios or satisfy these covenants or that our subsidiaries' lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our subsidiaries' credit facilities would prevent our subsidiaries from borrowing additional money under the facilities and could result in a default under them.

If a default occurs under our credit facilities or those of our subsidiaries, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and proceed against the collateral securing that debt. Moreover, if the lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a cross default under other debt. If all or part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay it upon acceleration.

We recently expanded into the feeder container vessel and river container trade sectors and in the future may enter into other sectors where we have limited experience.

We recently expanded our Ocean Business segment through the addition, in May 2010 and November 2010, of two vessels in the feeder container sector. In the fourth quarter of 2010, we entered the river container trade in the Hidrovia Region. The operation of container services has certain unique risks involving, among other things, the loading or unloading of containers with highly varied cargoes and industry specific inspection procedures. Our ability to establish container industry relationships and a reputation for customer service and safety, as well as to renew or maintain our existing connecting carrier agreements with the shipping lines that constitute our container service clients, will depend on a number of factors, including our ability to man our vessels with experienced feeder container crews and the ability to manage such risks. There is no assurance that we will be able to address the variety of vessel management risks in the feeder container vessel sector, which could adversely affect our container business and results of operations. In the future, we may enter other sectors or lines of business where we have limited experience, which could adversely affect our business and results of operations.

We are involved in, and may expand further into, the building of dry bulk and tank barges for the river trade as well as construction of vessels either by subcontracting with several parties the various tasks necessary to complete the construction or by carrying them out ourselves.

We have inaugurated a purpose built barge building facility at Punta Alvear in December 2009. We have similarly subcontracted and may subcontract in the future with different parties the building of the steel hull, the supply and assembly of engines, pipes, electrical conducts and other equipment and materials necessary to build vessels. Our production is dependent on a local labor force, local generation of electrical power, on the availability of steel and other materials, as well as suitable subcontractors. Any delay or interruption in the availability of these materials could cause delay in our production schedule. Also, registration of vessels following construction may take time due to the requirement in some jurisdictions of import licences or individual authorisations by governmental authorities and/or by classification societies.

This ship or barge building activity could be disrupted or become delayed by circumstances beyond our control such as timely lack of supply of materials or worksmanship to build, quality or design problems, strikes or other labor disputes or the construction executed by us could be deficient because of problems concerning design, workmanship or because of defective materials or equipment. These deficiencies, disruptions or delays may result in failure of timely delivery of the vessels that we are building or that we are committed to build for ourselves or for third parties with the consequent negative impact in our financial results through loss of earnings and/or penalties and/or cancellation of contracts and/or responsabilites under guarantees for construction contracts.

The failure of Petrobras to successfully implement its business plan for 2010-2014 could adversely affect our business.

During 2010, Petrobras announced its business plan for 2010-2014, which includes a projected capital expenditure budget of $22.0 billion between 2010 and 2014 and provides for an increase in drilling rigs, and in connection therewith forecasts a growth in the demand for supply and specialty vessels from 254 in December 2009 to 465 by 2013. In addition, Petrobras has entered into the Assignment Agreement with the Brazilian federal government to conduct operations in specified pre-salt areas, which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the Assignment Agreement. The Assignment Agreement as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade.

We believe that Petrobras' capital expenditure plans and the Assignment Agreement will provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels, and we intend to actively pursue the further expansion of our PSV operations in Brazil, including seeking chartering opportunities for our PSVs under construction, evaluating the construction of additional PSVs within Brazil and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. However, in the event Petrobras does not successfully implement its business plan for 2010-2014 or does not otherwise capitalize on the growth opportunities presented by the Assignment Agreement and favorable Brazilian regulations, there will be fewer opportunities to employ PSVs in Brazil than we expected. Consequently, we may not be able to expand our PSV operations in Brazil, which may adversely affect our Offshore Supply Business and results of operations.

Changes in governmental policies in South America could adversely affect our business, results of operations, financial condition and prospects.

We engage in business activities throughout South America. For the year ended December 31, 2010, 87% of our revenues were derived from charterers domiciled in Argentina, Bolivia, Brazil, Paraguay, and Uruguay. As a result, our business is and will continue to be subject to the risks generally associated with doing business in South America.

Governments throughout South America have exercised, and continue to exercise, significant influence over the economies of their respective countries. Accordingly, the governmental actions, political developments, regulatory and legal changes or administrative practices in these countries concerning the economy in general and the transportation industry in particular could have a significant impact on us. We cannot assure you that changes in the governmental policies of these countries will not adversely affect our business, results of operations, financial condition and prospects.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the 2014 Notes, the Convertible Senior Notes, or the Convertible Senior Notes, and any amounts borrowed under any of our subsidiaries' credit facilities, and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness, including the 2014 Notes, the Convertible Senior Notes and any amounts borrowed under our subsidiaries' credit facilities, or to fund our other liquidity needs.

If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be done on commercially reasonable terms, or at all. In addition, the indentures governing the 2014 Notes and the Convertibles Senior Notes and the credit agreements governing our subsidiaries' various credit facilities may restrict us from adopting any of these alternatives. If we are not successful in, or are prohibited from, pursuing any of these remedies and cannot service our debt, our secured creditors may foreclose on our assets over which they have been granted a security interest.

Our 2017 Notes are convertible into shares and have a reset clause which, if executed, may expose the conversion rate to variations.

Our ability to carry out our expansion plans as scheduled depends upon our ability to generate sufficient funds.

We expect to fund our capital expenditures with our cash on hand, plus cash generated from our operations, plus funds borrowed under existing or new loan facilities, net of debt service and taxes payable. If we do not have sufficient available cash from these sources to meet our capital expenditures, we may not be able to carry out our expansion plans as scheduled, if at all.

We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations and financial condition.

In order to follow our current strategy for growth, we will need to fund future vessel acquisitions, barge building, increased working capital levels and increased capital expenditures. In the future, we will also need to make capital expenditures required to maintain our current fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which would harm our revenue and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, any issuance of additional equity securities could dilute your interest in us and the debt service required for any debt financing would limit cash available for working capital and the payment of dividends, if any.

The volatility in LIBOR could affect our profitability, earnings and cash flow.

If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market would widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of December 31, 2010, the Company had $75.0 million of variable rate borrowings, based on LIBOR, under its credit facilities with IFC and OFID. During the year ended December 31, 2010, the Company entered into an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate on these borrowings, which is subject to a floor of 1.69% and a cap of 5.00%. Additionally, as of December 31, 2010, the Company had other variable rate debt (due 2011 through 2019) totaling $131.1 million. These debts call for the Company to pay interest based on LIBOR plus a 120-340 basis point margin. The interest rates reset either monthly or quarterly. As of December 31, 2010, the average interest rate on these borrowings was 2.33%.

A 1% increase in LIBOR would translate to a $1.3 million increase in our interest expense per year, which would adversely affect our earnings.

Our planned investments in our River Business are subject to significant uncertainty.

We intend to continue investing in the building of new barges and the installation of new engines that burn less expensive fuel in some of our line pushboats. It is possible that these initiatives will fail to result in increased revenues and lower fuel costs, fail to result in cost-effective barge construction, or that they will lead to other complications that would adversely affect our business.

The increased capacity created by building new barges may not be utilized by the local transportation market at prevailing prices or at all. Our expansion activities may also be subject to delays in construction or registration, which may result in cost overruns or lost revenues. Any of these developments would adversely affect our revenue and earnings.

While we expect the heavier fuel that our new engines burn to continue to be available at a discount to the price of the fuel that we currently use, the heavier fuel may not be available at such a large discount or at any discount at all. In addition, operating our new engines will require specially trained personnel, and such personnel may not be readily available. Higher fuel or personnel costs would adversely affect our profitability.

The operation of these new engines may also result in other complications that cannot easily be foreseen and that may adversely affect the quantity of cargo we carry or lead to additional costs, which could adversely affect our revenue and earnings.

We believe that our initiatives will result in improvements in efficiency allowing us to move more cargo per barge and / or per unit of pushing capacity. If we do not fully achieve these efficiencies, or do not achieve them as quickly as we planned, we will need to incur higher repair expenses to maintain fleet size by maintaining older barges or invest new capital as we replace aging / obsolete capacity. Either of these options would adversely affect our results of operations.

We may not be able to charter our new PSVs at attractive rates.

We have contracted with a shipyard in India to construct four new PSVs and with another shipyard in China to construct one new PSV, with scheduled deliveries commencing in the second quarter of 2011 (although the delivery of these PSVs has been delayed from their original delivery dates and may be further delayed). Although we intend to charter these vessels by the time they are delivered, we may be unable to do so. Even if we do obtain charters for these vessels, they may be at rates lower than those that currently prevail or those that we anticipated at the time we ordered the vessels. If we fail to obtain charters or if we enter into charters with low charter rates, our financial condition and results of operations could suffer.

We may face delays in delivery under our newbuilding contracts for PSVs which could adversely affect our financial condition and results of operations.

The five PSVs currently under construction and additional newbuildings for which we may enter into contracts may be subject to further delays in their respective deliveries or even non-delivery from the shipyards. The delivery of our PSVs, and/or additional newbuildings for which we may enter into contracts, could be further delayed, canceled, become more expensive or otherwise not completed because of, among other things:

- quality or engineering problems;
- changes in governmental regulations or maritime self-regulatory organization standards;
- work stoppages or other labor disturbances at the shipyard;
- bankruptcy or other financial crises of the shipyard;

- economic factors affecting the yard's ability to continue building the vessels as originally contracted;
- a backlog of orders at the shipyard;
- weather interference or a catastrophic event, such as a major earthquake or fire or any other force majeure;
- our requests for changes to the original vessel specifications;
- shortages of or delays in the receipt of necessary construction materials, such as steel or machinery, engines and critical components such as dynamic positioning equipment;
- our inability to obtain requisite permits or approvals or to receive the required classifications for the vessels from authorized classification societies;
- a shipbuilder's failure to otherwise meet the scheduled delivery dates for the vessels or failure to deliver the vessels at all; or
- inability or unwillingness by the shipyard to extend the refund guarantees required to be up to date according to the building contracts.

If the delivery of any PSV, and/or additional newbuildings for which we may enter into contracts, is materially delayed or canceled, especially if we have committed that vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected. Although the building contracts typically incorporate penalties for late delivery, we cannot assure you that the vessels will be delivered on time or that we will be able to collect the late delivery payment from the shipyards or that in the case we collect those late delivery penalties, they are sufficient to compensate for losses suffered.

We cannot assure you that we will be able to repossess the vessels under construction or their parts in case of a default of the shipyards and, in those cases where we may have refund guarantees, we cannot assure that we will always be able to collect or that it will be in our interest to collect under these guarantees.

A significant delay in the delivery of one or more ships may render unavailable the pre-delivery financing arranged for that vessel(s) forcing us either to refinance at more expensive terms or to have to cancel one or more newbuildings.

In the event one of the shipyards building our PSVs does not perform under its agreements with us and we are unable to enforce certain refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Currently, we have outstanding newbuilding contracts with a shipyard in China and a shipyard in India for the construction of a total of five new PSVs. According to the Shipyards, these PSVs are scheduled to be delivered commencing in 2011 (although the delivery of the vessels has been delayed from their original delivery dates and may be further delayed) starting with our *UP Jasper* in the second quarter of 2011. As of December 31, 2010, we have made total yard payments to these yards in the amount of $69.6 million and we have remaining yard payments in the amount of $44.9 million before we take possession of the PSVs. In the event that a shipyard does not perform under its agreements with us and we are unable to enforce certain refund guarantees due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

We are a holding company, and depend almost entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and as such we have no significant assets other than the equity interests of our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to pay dividends and service our indebtedness depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, some of our subsidiaries' existing credit agreements contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. In addition, under limited circumstances, the indenture governing the 2014 Notes permits our subsidiaries to enter into additional agreements that can limit our ability to receive distributions from such subsidiaries. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt or pay dividends, should we decide to do so, unless we obtain funds from other sources, which may not be possible.

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could adversely affect our revenues.

On a consolidated basis, in 2010, our three largest customers were Petrobras, Cargill and Petropar. In aggregate terms, our three largest customers accounted for 60% of our total revenues. In each of our business segments, we derive a significant part of our revenues from a small number of customers. Additionally, some of these customers, including many of our most significant ones, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including employing their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our revenues and earnings.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and costs and consequently the results of our operations.

We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Further, we incur costs in multiple currencies that are different than, or in a proportion different to, the currencies in which we receive our revenues. Accordingly, if the currencies in which we incur a large portion of our costs appreciate in value against the currencies in which we receive a large portion of our revenue, our margins could be adversely affected. We have from time to time hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated losses. This operation may be performed again in the future.

Rising fuel prices may adversely affect our profits.

Fuel is the largest operating expense in our River Business where most of our contracts are contracts of affreightment under which we are paid per ton of cargo shipped. Currently, most of these agreements permit the adjustment of freight rates based on changes in the price of fuel. We may be unable to include this provision in these contracts when they are renewed or in future contracts with new customers. In our Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since it is them who are generally responsible, at their expense, for the cost and supply of fuel; however, such cost may affect the charter rates we are able to negotiate for our Offshore Supply Business vessels. In addition, we may become responsible for the positioning and depositioning supply of fuel to such vessels, in which case variations in the price of fuel could affect our earnings. In our Ocean Business, while fuel price and supply are the charterers responsibility for those vessels during their time charter, fuel is a significant, if not the largest, expense in our shipping operations or for those employed in our liner service. We are responsible for the supply of fuel to such vessels, and variations in the price of fuel could have a significant impact on our earnings to the extent they are different (higher than) those employed when estimating the expected result of such voyages and fixing the corresponding freight. We may not be able to increase our liner freights to compensate for the fuel adjustment. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our charterers or other circumstance affecting the performance of a contract of affreightment, we are subject to exposure under, and may incur losses in connection with, our hedging instruments. Even in case we were able to hedge (partially or totally) our exposure to fuel price variations, we may have to post collateral (i.e. margin calls) under those hedges. Such posting of collateral may require substantial amounts of cash and in case we may not be able to post such cash to the margin accounts, the hedges may be unilaterally cancelled by our counterparts, negatively affecting our results. .

In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability.

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees, our results of operations may be negatively impacted.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our CEO and Executive Vice President, have extensive experience in the shipping industry and have held their roles with us since our inception. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could adversely affect our business prospects and results of operations and could lead to a decrease in the price of our common stock. We do not maintain "key man" insurance on any of our officers. Further, the efficient and safe operation of our vessels requires skilled and experienced crew members. Difficulty in hiring and retaining such crew members could adversely affect the operation of our vessels, and in turn, adversely affect our results of operations.

Secondhand vessels are more expensive to operate and repair than newbuildings and may have a higher likelihood of accidents which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

We purchased all of our oceangoing vessels, and substantially all of our other vessels with the exception of our PSVs, secondhand and our current business strategy generally includes growth through the acquisition of additional secondhand vessels. While we inspect secondhand vessels prior to their purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Consequently, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we are liable to third parties. If we purchase and operate additional secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently built vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

New vessels may experience initial operational difficulties.

New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems. Normally, we will receive a warranty from the shipyard but we cannot assure you that it will always be effective to resolve the problem without additional costs to us.

As our fleet ages, the risks and costs associated with older vessels increase.

The costs to operate and maintain a vessel in operation increase with the age of the vessel. Charterers may prefer newer vessels which carry lower cargo insurance rates and are more fuel-efficient than older vessels. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. As our vessels age, market conditions may not justify the expenditures necessary for us to continue operation of our vessels, and charterers may no longer charter our vessels at attractive rates or at all. Either development could adversely affect our earnings.

Spare parts or other key elements needed for the operation of our vessels may not be available off-the-shelf and we may face substantial delays which could result in loss of revenues while waiting for those spare parts to be produced and delivered to us.

Our vessels may need spare parts to be provided in order to replace old or damaged parts in the normal course of their operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key elements of our vessels (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us.

We may not have adequate insurance to compensate us if our vessels or property are damaged or lost or if we harm third parties or their property or the environment.

We insure against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity, or P&I, associations, or clubs. We also procure hull and machinery insurance and war risk insurance for our fleet. In some instances, we procure loss of hire and strike insurance, which covers business interruptions that result in the loss of use of a vessel. We cannot assure you that such insurance will continue to be available on a commercially reasonable basis.

In addition to the P&I entry that we hold for all our fleet, the PSVs currently maintain third party liability insurance covering contractual claims that may not be covered by our P&I entry in the amount of $50.0 million. If claims affecting such policy exceed the above amount, it could have a material adverse effect on our business and the results of operations.

All insurance policies that we carry include deductibles (and some include limitations on partial loss) and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Further, our insurance may not be sufficient to fully compensate us against losses that we incur, whether resulting from damage to or loss of our vessels, liability to a third party, harm to the environment, or other catastrophic claims. For example, our protection and indemnity insurance has a coverage limit of $1.0 billion for oil spills and related harm to the environment, $2.0 billion for passenger claims and $3.0 billion for passenger and seamen claims. Although the coverage amounts are significant, the amounts may be insufficient to fully compensate us, and, thus, any uninsured losses that we incur may be substantial and may have a very significant effect on our financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations or lack of payment of premiums.

We cannot assure you that we will be able to renew our existing insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Each of our policies is also subject to limitations and exclusions, and our insurance policies may not cover all types of losses that we could incur. Any uninsured or under-insured loss could harm our business, financial condition and operating results. Furthermore, we cannot assure you that the P&I clubs to which we belong will remain viable. We may also become subject to funding calls due to our membership in the P&I clubs which could adversely affect our profitability. Also, certain claims may be covered by our P&I insurance, but subject to the review and at the discretion of the board of the P&I club. We can not assure you that the board will exercise its discretion to vote to approve the claim.

Labor disruptions in the shipping industry could adversely affect our business.

As of December 31, 2010, we employed 225 land-based employees, 197 shipyard workers and approximately 797 seafarers as crew on our vessels. Most of these seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions or that they may not result in increased costs. Any labor interruptions could disrupt our operations and harm our financial performance.

On our River Business, current different degrees of unionization of our employees and crew onboard may lead to a change or leveling of such unionization, which could result in higher costs for us, thus affecting our results of operations.

Certain conflicts of interest may adversely affect us.

Certain of our directors and officers hold similar positions with other related companies. Felipe Menendez R., who is our President, Chief Executive Officer, and a Director, is a Director of Oceanmarine, a related company that previously provided administrative services to us and has entered into joint ventures with us in salvage operations. Oceanmarine also operates slot charter container services between Argentina and Brazil, an activity in which we do not engage at the present time. Ricardo Menendez R., who is our Executive Vice President and one of our Directors, is the President of Oceanmarine, and is also the Chairman of The Standard Steamship Owners' Protection and Indemnity Association (Bermuda) Limited, or Standard, a P&I club with which some of our vessels are entered. For the years 2008, 2009, and 2010, we paid to Standard $3.5 million, $4.3 million and $3.9 million respectively in insurance premiums. Both Mr. Ricardo Menendez R. and Mr. Felipe Menendez R. are Directors of Maritima SIPSA, a company owned 49% by us and 51% by SIPSA S.A. (a related company) and Directors of Shipping Services Argentina S.A. (formerly I. Shipping Services), a company that provides vessel agency services for third parties in Argentina and occasionally for our vessels calling at Buenos Aires, Ushuaia and other Argentinean ports. We are not engaged in the vessel agency business for third parties and the consideration we paid for the services provided by Shipping Services Argentina S.A. and Navalia to us amounted to $0.1 million in 2008, $0.2 million in 2009 and $0.4 in 2010. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, these directors and officers may face conflicts of interest in selecting between our interests and those of Oceanmarine, Shipping Services Argentina S.A. and Navalia and Standard. In addition, Shipping Services Argentina S.A. and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez R. and Ricardo Menendez R. These conflicts may limit our fleet's earnings and adversely affect our operations. Although we cannot ascertain the exact amount of time allocated by these officers and directors to our business, generally such officers and directors dedicate a substantial portion of their average working week to our business and in any event in an amount sufficient to fulfill their obligations to us in their role as officer or director.

We may not be able to fulfill our obligations in the event we suffer a change of control or a fundamental change.

If we suffer a change of control, we will be required to make an offer to repurchase the 2014 Notes at a price of 101% of their principal amount plus accrued and unpaid interest within a period of 30 to 60 days. In addition, if a fundamental change occurs, as defined in the indenture governing the Convertible Senior Notes, we may be required to make an offer to repurchase the Convertible Senior Notes. A change of control or fundamental change may also result in the banks that have other financings in place with us deciding to cross-default and/or accelerate the repayment of our loans. Under certain circumstances, a change of control of our company or fundamental change may also constitute a default under our credit facilities resulting in our lenders' right to accelerate their loans. We may not be able to satisfy our obligations if a change of control or fundamental change occurs.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and financial condition or our ability to pay dividends.

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to obtain credit facilities and access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds necessary for future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

Because we are a non-U.S. corporation, you may not have the same rights that a creditor of a U.S. corporation may have.

We are incorporated under the laws of the Commonwealth of the Bahamas. Our organizational documents and the International Business Companies Act, 1989 govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction.

U.S. tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We should not be a PFIC with respect to any taxable year. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations were to change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the U.S. Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then-prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of their shares of our common stock. See "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our earnings and cash flows.

Under the Code, 50% of the gross shipping income of our vessel owning or chartering for non-U.S. subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. will be characterized as U.S. source shipping income. Such income will be subject to a 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We believe that any U.S.-source shipping income of our non-U.S. subsidiaries will qualify for the exemption from tax under Section 883 on the basis that our stock is primarily and regularly traded on the Nasdaq Global Market. However, we cannot assure you that our non-U.S. subsidiaries will qualify for that exemption. In addition, changes in the Code, the Treasury Regulations or the interpretation thereof by the IRS or the courts could adversely affect the ability of our non-U.S. subsidiaries to qualify for such exemption. If our non-U.S. subsidiaries are not entitled to that exemption, they would be subject to a 4% U.S. federal income tax on their U.S.-source shipping income. The imposition of this tax could have a negative effect on our business and would result in decreased earnings.

It should be noted that for the calendar years 2008, 2009 and 2010, our non-U.S. subsidiaries did not derive any U.S.-source shipping income. Therefore our non-U.S. subsidiaries should not be subject to any U.S. federal income tax for 2008, 2009 or 2010, regardless of their qualification for exemption under Section 883.

Changes in tax laws or the interpretation thereof and other tax matters related to our UK tonnage tax election may adversely affect our future results.

We elected the application of the UK tonnage tax instead of the corporate tax on income for the qualifying shipping activities of our PSVs in the North Sea. Changes in tax laws or the interpretation thereof and other tax matters related to our UK tax election may adversely affect our future results as a tax on the income from qualifying shipping activities likely will be higher than the UK tonnage tax to which are currently subject.

ITEM 4– INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

In this annual report, unless the context otherwise indicates, the terms "we", "us" and "our" (and similar terms) refer to Ultrapetrol (Bahamas) Limited and its subsidiaries and joint ventures.

We were originally formed, in conjunction with others, by members of the Menendez family with a single ocean going vessel in 1992, and were incorporated in our current form as a Bahamas corporation on December 23, 1997. Our registered offices are in Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas. (P.O. Box SS-19084). Our agent in the Bahamas is H&J Corporate Services Ltd. Our telephone number is +1 242 364 4755.

Our Ocean Business has grown through the investment of capital from the operation of our fleet along with other sources of capital to acquire additional vessels. In 1998, we issued $135.0 million of 10 1/2% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes. By 2001, our fleet reached 13 oceangoing vessels with a total carrying capacity of 1.1 million dwt. During 2003, in an effort to remain ahead of changing environmental protection regulations, we began to sell our entire single hull Panamax and Aframax fleets (five vessels in total), a process that we completed in early 2004. Since then, we initially focused in developing two different ocean fleets: a Capesize / OBO fleet, and a Product Tanker fleet. However, in December, 2009, taking into account the order book for the Capesize vessels in the near future, the Company made the strategic decision to sell this asset class. The process started with the sale of our *Princess Susana* on December 10, 2009, and finalized with the sale of our fourth Capesize vessel, *Princess Katherine* , on September 15, 2010.

We began our River Business in its current format in 1993. In October 2000, we formed a joint venture, UABL Ltd., or UABL, with American Commercial Barge Lines Ltd., or ACL. From 2000 to 2004, we built UABL (our brand name in the River Business) into the leading river barge company in the Hidrovia Region of South America. We purchased from ACL their 50% equity interest in UABL and started a process of growth that included several load outs (imports) of barges and pushboats from the United States of America and acquisitions of smaller companies already present in the Hidrovia, such as Otto Candies.

During 2000, we received a $50.0 million equity investment from an affiliate of Solimar Holdings, Ltd., or Solimar, a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund, or the Fund. The Fund was established at the end of 1996 to make equity investments in South America, Mexico, Central America and the Caribbean countries. The Fund was also a coinvestor with the Company in other shipping ventures.

We initiated our Offshore Supply Business in its current format during 2003 through a joint venture with a wholly-owned subsidiary of the Fund, and Comintra Enterprises Ltd. Our partners and us capitalized the business with $45 million of common equity and $70 million of debt and preferred equity from IFC to construct our initial fleet of six PSVs. On March 21, 2006, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, a company through which we operate our Offshore Supply Business, from an affiliate of Solimar for a purchase price of $48.0 million. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore.

In November 2004, we issued $180.0 million of 9% First Preferred Ship Mortgage Notes due 2014, or the 2014 Notes.

In March 2006, we also acquired Ravenscroft Shipping (Bahamas) S.A., or Ravenscroft, the entity through which we manage the vessels in our Offshore Supply and Ocean Businesses, from other related companies.

On October 18, 2006, we completed the initial public offering of 12,500,000 shares of our common stock (our IPO), which generated gross proceeds to us of $137.5 million.

On April 19, 2007, we successfully completed a follow-on offering of 11,000,000 shares of our common stock, which generated gross proceeds to us of $96.8 million and gross proceeds to the selling shareholders of $112.2 million. Additionally, the Underwriters of our follow-on exercised their over-allotment option to purchase from the selling shareholders in our follow-on an additional 1,650,000 shares of our common stock. We did not receive any of the proceeds from the sale of shares by these shareholders in the over-allotment option.

Between June and November 2008, we entered into three loan agreements to finance up to $168.6 million through three loan facilities with DVB / Natixis (as co-lenders), IFC and OFID, that allow us to partially fund our expansion capital expenditure programs in the Offshore Supply Business and the River Business. As of December 31, 2010, we had drawn $99.2 million, out of the $168.6 million committed.

On July 15, 2010, Solimar Holdings Ltd. ("Solimar"), a Named Shareholder, sold all of its remaining shareholder interest in the Company to Hazels (Bahamas) Investments Inc. ("Hazels") also a Named Shareholder. Accordingly Hazels acquired 2,977,690 additional ordinary shares in the Company which entitled Hazels to hold seven votes for each additional share so acquired in this transaction.

On December 9, 2010, we entered into a loan agreement with DVB Bank SE and Banco Security to finance up to $40.0 million of the acquisition of two PSVs constructed for us, *UP Turquoise* and *UP Jasper* . This facility will be drawn in two advances, each in the approximate amount of $20.0 million, upon the delivery of each of the respective PSVs. On December 16, 2010, we drew the first advance of $20.0 million in connection with the delivery of *UP Turquoise* .

On December 23, 2010 we issued $80.0 million of 7.25% Convertible Senior Notes due 2017.

B. BUSINESS OVERVIEW

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

- Our **River Business** , with 602 barges and 33 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 50% of world soybean production in 2011, as compared to 32% in 1995. We have also initiated a barge building facility at Punta Alvear, which is the most modern of its kind in South America.

- Our **Offshore Supply Business** owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet consists of seven PSVs currently in operation and five under construction. Four of those under construction were contracted with a shipyard in India with deliveries commencing in 2011, while the one remaining was contracted to a shipyard in China with expected delivery during the second quarter of 2011.

- Our **Ocean Business** operates eight ocean-going vessels (including four Product Tankers) that we employ in the South American coastal trade where we have preferential rights and customer relationships, one Oceangoing Pushboat; one inland tank barge and two container feeder vessels. Our Ocean Business fleet has an aggregate carrying capacity of approximately 110,000 deadweight tons.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to increase volume, efficiency, and market share in a targeted manner. For example, we have been increasing the cargo capacity of our existing river barges to help increase our efficiency and market share. In addition, we have commenced a program to replace the current engines in eleven of our river pushboats, and increase the pushing capacity of some of them, with new engines that will allow us to operate using less expensive heavy fuel and maximize the size of our convoys thus reducing costs per ton transported. We expect that the PSV orders placed in India and China will allow us to further capitalize on the attractive offshore petroleum services market. We are also pursuing the expansion of our ocean fleet through acquisitions or bareboat charters of specific types of vessels, such as the purchase of a 2003-built container vessel, the Frisian Commander, renamed *M.V. Asturiano* , with a carrying capacity of 1,118 Twenty-foot Equivalent Units ("TEUS"), as well as a 2002-built container vessel, the Sinar Bontang, renamed *M.V. Argentino* , with a carrying capacity of 1,050 TEUS to participate in identified market segments. We are and will be also inspecting vessels to replace those that will require substitution in the near future in our business segments. Finally we are examining the possibility of building or converting ships to participate, within the same business segments that we presently operate, in sectors or sizes not covered by our present fleet. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our dependency on any particular sector of the shipping industry and offer numerous growth opportunities.

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for drybulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates.

We have a diverse customer base including large and well-known petroleum, agricultural and mining companies. Some of our significant customers in the last three years include affiliates of Apache, Archer Daniels Midland, Bunge, Cargill, MMX, Noble, Petrobras (the national oil company of Brazil), Petropar (the national oil company of Paraguay), Swissmarine, Vale and Vicentin.

Our Lines of Business

Revenues		2010	
Attributable to River Business	$	120,024	52%
Attributable to Offshore Supply Business		54,283	24%
Attributable to Ocean Business		56,138	24%
Total	$	230,445	100%

River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading integrated river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, has 602 barges with approximately 1,060,340 dwt capacity and 33 pushboats. We currently own 533 dry barges that can transport agricultural and forestry products, iron ore and other cargos and 69 tank barges that can carry petroleum products, vegetable oils and other liquids. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor in this river system. In addition, we use one 35,000 dwt barge, the *Alianza G2* , as a geared transfer station to provide storage and transshipment services of dry cargo from river barges to ocean export vessels. We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable in length to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. In addition to agricultural products, companies in the Hidrovia Region are expanding and initiating the production of other goods, including forest products, iron ore, and pig iron.

We have purchased 25 new engines from MAN Diesel in connection to our engine replacement program set to re-motorize eleven of our line pushboats and additionally increase the pushing capacity of some of them. The new engines will consume heavier grades of fuel which have been, from 2001 to 2010, 29.2% cheaper on average than the diesel fuel our pushboats currently consume. We have expanded almost fifty barges to date, we have built one new pushboat, the *Zonda I* , which entered into operation in May 2010.

Through joint ventures, we own and operate terminals at certain key locations to provide integral transportation services to our customers from origin to destination. We also own a drydock and repair facility to carry out fleet maintenance and have a long-term lease on our Ramallo facility where we conducted part of the barge enlargement program and our bottom replacement program. We utilize night-running technology, which partially allows for night navigation of our convoys and improves asset utilization. In order to maintain our existing fleet and expand our capacity, we have doubled the capacity of our Ramallo facility in Argentina and have finalized the construction of our new shipyard at Punta Alvear for building barges and other vessels which is already in operation. As of December 31, 2010, sixteen jumbo tank barges had been built in Punta Alvear, seven of which had commenced their operation. We believe this new yard will put us in a cost-advantageous position to be able to increase our capacity for both dry and tank barges and also to replace obsolete barges efficiently in the future.

As increasing agricultural production is expected to maintain its trend over the next few years, the resulting significant additional cargo volumes and the need for renewing a significant portion of the existing fleet in the Hidrovia, require an efficient solution to create the capacity necessary for river transport.

We constructed our own shipyard, the most modern of its kind in South America, which has proven to be capable of producing barges in a timely and cost efficient manner when running at normal scale.

Offshore Supply Business . Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. In 2003 we ordered the construction of six technologically advanced PSVs. We took delivery of two of these vessels in 2005, two in 2006, one in 2007 and the last one in August 2009. During 2007 we also placed orders to build an additional four PSVs in India and two in China. In December 2010, we took delivery of the first Chinese vessel, *UP Turquoise,* which commenced its time charter with Petrobras on March 12, 2011 . The deliveries of the remaining five vessels under construction are expected to commence as of the second quarter of 2011. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and offshore platforms. Our seven existing vessels are currently employed under long term time charter contracts in the coastal waters of Brazil with Petrobras. Upon delivery of each of the five PSVs we currently have under construction, we intend to employ them in Brazil, the North Sea, and other international markets in accordance with prevailing market conditions. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to operate a number of our PSVs in the Brazilian market with cabotage trading privileges, enabling those PSVs to obtain employment in preference to other non-Brazilian flagged vessels.

The trend for offshore petroleum exploration, particularly in Brazil, has been to move toward deeper, larger and more complex projects, such as the Tupi and Jupiter fields in Brazil, which we believe will result in increased demand for more sophisticated and technologically advanced PSVs to handle the more challenging environments and greater distances. Our PSVs are of a larger dwt and equipped with dynamic positioning capabilities, with greater cargo capacity and deck space than other PSVs serving shallow water offshore rigs, all of which provide us with a competitive advantage in efficiently serving our customers' needs.

Ocean Business. In our Ocean Business, we operate eight oceangoing vessels. Our four Product Tankers, one of which is on bareboat charter to us from non- related third partiy, are currently employed in the South American cabotage trade of petroleum and petroleum products. Our inland tank barge *Parana Petrol* is finalizing its repairs and outfitting in advance to starting a time charter as a floating storage. Our current ocean fleet has an aggregate cargo carrying capacity of near 110,000 dwt and an average age of approximately 13 years. Additionally, we own a large oceangoing tug, the *Argos I,* and two container vessels, the *M.V. Asturiano* and the *M.V. Argentino.*

We are also pursuing the expansion of our ocean fleet by participating in new market segments, such as the container feeder service. Through the acquisition of two container vessels, *M.V. Asturiano* and *M.V. Argentino* , during 2010, we have begun operating in such market. The first vessel to commence service was the *M.V. Asturiano* , on May 21, 2010, while the *M.V. Argentino* commenced its operation in Argentina in February 2011.

Our four Product Tankers, *Miranda I, Alejandrina, Austral* and *Amadeo* are currently employed under time charters with major oil companies serving regional trades in Argentina and Brazil.

Ultrapetrol Fleet Summary (1)

River Fleet	Number of Vessels	Capacity	Description
Alianza G2	1	35,000 tons	Storage and Transshipment Station
Pushboat Fleet	33	122,989 BHP	Various Sizes and Horse Power
Tank Barges	69	159,570 m ^{3}	Carry Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	533	900,770 tons	Carry Dry Cargo (Soy, Iron Ore)
Total (1)	602	N/A	

Offshore Supply Fleet	Year Built	Capacity (DWT)	Deck Area (m ^{2})
In Operation			
UP Esmeralda	2005	4,200	840
UP Safira	2005	4,200	840
UP Agua-Marinha	2006	4,200	840
UP Topazio	2006	4,200	840
UP Diamante	2007	4,200	840
UP Rubi	2009	4,200	840
UP Turquoise (S-111)	2010	4,900	1,020

Offshore Supply Fleet	Delivery Date	Capacity (DWT)	Deck Area (m ^{2})
Under Construction			
UP Jade (India, V-381)	2011 (2)	4,200	840
UP Amber (India,V-382)	2011 (2)	4,200	840
UP Pearl (India, V-386)	2012 (2)	4,200	840
UP Onyx (India, V-387)	2012 (2)	4,200	840
UP Jasper (China, S-112)	2011 (2)	4,900	1,020
Total		51,800	

Ocean Fleet	Year Built	DWT	Description
Parana Petrol (Ex-Al.G3)	1993 (3)	43,164	Inland Tank Barge
Miranda I (5)	1995	6,575	Product / Chemical Tanker
Amadeo (5)	1996	39,530	Oil / Product Tanker
Alejandrina	2006	9,219	Product Tanker
Austral (6)	2006	11,299	Product / Chemical Tanker
Argos I (Ex -Al. Campana)	1975	N/A	Oceangoing Tug
M.V. Asturiano	2003	1,118 (4)	Container Feeder Vessel
M.V. Argentino	2002	1,050 (4)	Container Feeder Vessel
Total		110,000	

(1) As of March 14, 2011;
(2) Expected build or delivery date, as applicable, as advised by the shipyard;
(3) Originally built in 1982, converted in 1993 to product tank barge;
(4) Twenty Foot-Equivalent Units, or TEUs.
(5) Our *Miranda I* and *Amadeo* were both converted to double hull in 2007.
(6) Bareboat chartered

Chartering Strategy

We continually monitor developments in the shipping industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions.

In our River Business, we have contracted a substantial portion of our fleet's barge capacity on a one - to five-year basis to major clients. These contracts provide for fixed pricing, minimum volume requirements and fuel price adjustment formulas, and we intend to develop new customers and cargos as we grow our fleet capacity.

In our Offshore Supply Business, we plan to continue chartering our PSV fleet in Brazil for medium-term charters or long-term employment (up to four years). Currently there is no significant spot market in Brazil for PSVs. In the future, we may also decide to employ our Chinese and Indian built PSVs in the North Sea spot market (short duration, one day or more) combined with longer-term charters or in Brazil, either with cabotage privileges or as a foreign flagged vessel.

We have historically operated our cabotage Ocean Business vessels under period charters.

The future minimum revenues, before deduction for brokerage commissions, expected to be received on time charter agreements of our seven PSVs in our Offshore Supply Business in South America, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2011	$ 68,640
2012	62,728
2013	19,204
2014	10,698
2015	1,715
Total	$ 162,985

The future minimum revenues, before deduction for brokerage commissions of four of our handy size-small product tanker vessels (one of them leased) and our tanker barge in our Ocean Business in South America, expected to be received on time charter agreements, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2011	$ 27,836
2012	14,278
2013	5,870
Total	$ 47,984

Revenues from a time charter are generally not received when a vessel is off-hire, which includes time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The scheduled future minimum revenues should not be construed to reflect total shipping revenues for any of the periods.

Our Fleet Management

We conduct the day-to-day management and administration of our operations in-house.

Our subsidiary, Ravenscroft, operating from its office in Coral Gables, Florida, has 28 employees and will continue to undertake all technical and marine related management for our offshore and ocean vessels including dry docks, repairs and maintenance, the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts on our behalf. Ravenscroft is a self-contained full service ship management company, which includes commercial and accounting divisions as well as technical, purchasing, and crewing departments within the ship management division and is certified for ISM and is also ISO 9001:2000 certified. It holds Documents of Compliance for the management and operation of tankers, PSVs, general cargo vessels and container ships.

Ravenscroft seeks to manage vessels for and on behalf of vessel owners who are not related to us and will actively pursue new business opportunities through Ship Management and Commercial Services Ltd., or SMS, which is our subsidiary dealing with third party ship management.

In the case of our River Business, our commercial and technical management is also performed in-house directly through our subsidiary UABL Ltd., or UABL and its subsidiaries.

Competition

River Business

We maintain a leading market share in our River Business. We own the largest fleet of pushboats and barges in the Hidrovia Region. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor. We compete based on reliability, efficiency and price. Key competitors include Navios South American Logistics, and Fluviomar. In addition, some of our customers, including Archer Daniels Midland, Cargill, Louis Dreyfus and Vale have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.

Offshore Supply Business

In our Offshore Supply Business, our main competitors in Brazil are the local offshore companies that own and operate modern PSVs. The largest of these companies are CBO, Wilson Sons and Chouest who currently own a substantial number of modern PSVs and are in the process of building additional units. Also, some of the international offshore companies that own and operate PSVs, such as Tidewater and Maersk have built Brazilian-flagged PSVs. In the North Sea market, where three of our PSVs operated during 2008 and 2009, we actively competed with other large, well established owners and operators such as Gulfmark Offshore, Bourbon or DOF Farstad.

Ocean Business

We face competition in the transportation of crude oil and petroleum products as well as other bulk commodities from other independent ship owners and from vessel operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels operate are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and the vessel manager's reputation. Our competitor in crude oil and petroleum products transportation within Argentina, and between Argentina and other South American countries, are Antares Naviera S.A. and its affiliated companies. The other major participant in the Argentina / Brazil trade is Transpetro. Transpetro is a subsidiary of Petrobras, our primary customer in Brazil. Navios South American Logistics, who is a competitor in our River operation, also competes in the Argentinean Coastal Tanker market. In other South American trades our main competitors are Naviera Sur Petrolera S.A., Naviera Elcano (through their various subsidiaries) and Sonacol S.A. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas.

We operate two container vessels in the Argentinean market to supply the domestic trade between different ports and operate as a feeder service for mainline carriers such as Maersk Line, Evergreen, MOL, MSC, Hamburg Sud, CMA-CGM, PIL and Login for import and export cargoes. Our main competitor in this sector is a local company called Maruba which currently operates chartered vessels of similar characteristic as ours that offer the same service in the market. Our Container Business also indirectly competes with other forms of land-based transportation such as truck.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be strongest during the winter months in the Northern hemisphere.

Industry Conditions

River Industry

Key factors driving cargo movements in the Hidrovia Region are agricultural production and exports, particularly soybeans, from Argentina, Brazil and Paraguay, exports of Brazilian iron ore, regional demand and Paraguayan imports of petroleum products. A significant portion of the cargos transported in the Hidrovia Region are export or import-related cargoes and the applicable freights are paid in US Dollars.

The Parana / Paraguay, the High Parana and the Uruguay rivers consist of over 2,200 miles of a single natural interconnected navigable river system serving five countries namely Argentina, Bolivia, Brazil, Paraguay and Uruguay. The size of this river system is comparable to the Mississippi river in the United States.

Dry Bulk Cargo

Soybeans . Argentina, Bolivia, Brazil, Paraguay and Uruguay produced about 41.5 million tons, or mt, of soybeans in 1995 and an estimated 134.2 mt in 2010, a compound annual growth rate, or CAGR, of 8.1% from 1995. These countries account for an estimated 52% of world soybean production in 2010, up from only 30% in 1995.

According to industry sources, within the five countries of the Hidrovia Region, area harvested in soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 46.5 Mha in 2010, a CAGR of 6.2%. Further, with advances in technology, productivity of farmland has also improved.

The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil, Paraguay and Uruguay combined grew from 50.3 mt in 1995 to 81.8 mt in 2010, a CAGR of 3.3%. Production of wheat in these countries grew from 14.4 mt in 1995 to 19.3 mt in 2010, a CAGR of 1.9%.

Iron Ore . In the Corumbá area in Brazil near the High Paraguay River, there are three large iron ore mines out of which two are owned by the international mining company Vale (following the 2009 acquisition of Rio Tinto's assets) and the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by barge, has grown from about 1.1 million mt (mmt) since 1999 to a 2009 estimate of about 4.1 mmt, a CAGR of 14.2%. Estimated production for 2010 is 5.9 mmt, (based on reported 2010 Vale production and nine months MMX production annualized pro rata) which would provide an annual increase of 45%. Iron ore prices had more than doubled since the first six months of 2009 in 2010 and have reached pre-slowdown 2008 levels by February 2011. Continued high iron ore prices during 2011 and 2012 would support continued growth in production of iron ore.

Oil transportation

Paraguay has no indigenous sources of petroleum. Barges using the rivers in the Hidrovia Region are currently the preferred method of supplying Paraguay with crude and petroleum products, according to industry sources totaling between 1.1 million cubic meters to 1.3 million cubic meters per year in the last 7 years.

All the petroleum products travel north to destinations in Northern Argentina, Paraguay and Bolivia, creating synergies with dry cargo volumes that mostly travel south.

Mode Comparison

Along with growth in production of commodities transported by barge in the Hidrovia Region, cost, safety and environmental incentives exist to shift commodity transport to barges.

Container Market in the Hidrovia

There is a growing container market in the Hidrovia consisting of import cargo to Paraguay that is transshipped via Argentinean or Uruguayan ports into river feeder services calling at Asuncion and other Paraguayan ports.

In 2006, a total of about 20,700 containers were imported in Paraguay. Paraguayan imports grew to about 25,800 containers in 2007 and 28,500 containers in 2008. In the first nine months of 2009, about 16,600 containers were imported. Statistics for forth quarter 2009 and 2010 have not yet been published, but industry sources confirm that the total for 2010 will most probably exceed 35,000 containers imported.

Inland barge transportation is generally the most cost efficient, safest and cleanest means of transporting bulk commodities as compared with railroads and trucks.

According to a 2007 Texas Transport Institute study commissioned by the U.S. government, one Mississippi River-type barge (1,500 dwt) has the carrying capacity of about 15 railcars or 58 tractor-trailer trucks, and is able to move 576 ton-miles per gallon of fuel compared to 413 ton-miles per gallon of fuel for rail transportation or 155 ton-miles per gallon of fuel for tractor-trailer transportation. In the case of *Jumbo* barges (2,500 dwt) as many of UABL existing barges or the ones Ultrapetrol builds in its yard, these efficiencies are even larger. The study also shows barge transportation is the safest mode of cargo transportation, based on the percentage of fatalities or injuries and the number of hazardous materials incidents. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents. According to industry sources, in terms of unit transportation cost for most dry bulk cargos, barge is cheapest, rail is second cheapest, and truck is third cheapest. There are clear and significant incentives to build port infrastructure and switch from truck to barge to reduce cost.

Offshore Supply Industry

The market for offshore supply vessels, or OSVs, both on a worldwide basis and within Brazil, is driven by a variety of factors. On the demand side, the driver is the growth in offshore oil development / production activity, which in the long term is driven by the price of oil and the cost of developing the particular offshore reserves. Demand for OSVs is further driven by the location of the reserves, with fields located further offshore and in deeper waters requiring more vessels per field and larger, more technologically sophisticated vessels. The supply side is driven by the availability of the vessel type needed (i.e., appropriate size and technology), which in turn is driven by historical newbuilding patterns and scrapping rates as well as the current employment of vessels in the worldwide fleet (i.e., whether under long-term charter) and the rollover schedule for those charters. Technological developments also play an important role on the supply side, with technology such as dynamic positioning better able to meet certain support requirements.

Both demand for and supply of OSVs are heavily influenced by cabotage laws (such as the U.S. Jones Act). Since most offshore supply activities occur within the jurisdiction of a country, they fall within that country's cabotage laws. This distinguishes the OSV sector from most other types of shipping. Cabotage laws may restrict the supply of tonnage, give special preferences to locally flagged ships or require that any vessel working in that country's waters be flagged, crewed, and in some cases, constructed in that country.

OSVs generally support oil exploration, production, construction and maintenance activities on the continental shelf and have a high degree of cargo capacity and flexibility relative to other offshore vessel types. They utilize space above and below deck to transport dry and liquid cargo, including heavy equipment, pipe, drilling fluids, provisions, fuel, dry bulk cement and drilling mud.

The OSV sector includes conventional supply vessels, or SVs, and platform supply vessels, or PSVs. PSVs are large and often sophisticated vessels constructed to allow for economic operation in environments requiring some combination of deepwater operations, long distance support, economies of scale, and demanding operating conditions. PSVs serve drilling and production facilities and support offshore construction and maintenance work for clusters of offshore locations and/or relatively distant deepwater locations. They have larger deck space and larger and more varied cargo handling capabilities relative to other offshore support vessels to provide more economic service to distant installations or several locations. Some vessels have dynamic positioning, which allows close station keeping while underway. PSVs can be designed with certain characteristics required for specific offshore trades such as the North Sea or deepwater Brazilian service.

Brazilian Offshore Industry

Driven by Brazil's policy of becoming energy self-sufficient as well as by oil price and cost considerations, offshore exploration, development and production activities within Brazil have grown. Brazil is becoming a major exporter of oil. Since most Brazilian reserves are located far offshore in deep waters, where large, technologically-sophisticated vessels are needed, today, Brazil is a world leader in deep drilling technology.

The primary customer for PSVs in Brazil is Petrobras, the Brazilian national oil company. The Brazilian government has also allowed foreign companies to participate in offshore oil and gas exploration and production since 1999. Other companies active in Brazil in offshore oil and gas exploration and production industry include Total, Shell, BP, OGX, Repsol YPF and ChevronTexaco. The deepwater Campos Basin, an area located about 80 miles offshore, has been the leading area for offshore activity. Activities have been extended to the deepwater Santos and Espirito Santo Basins much more distant from the coast as well with activities now taking place in pre salt areas of water depths of over 9,000 ft. During 2008, 2009 and 2010, several significant discoveries have been made, which could easily double Brazilian oil reserves when confirmed.

Petrobras has announced that it will increase the use of supply and special vessels from the current 254 vessels to 465 vessels by 2013. The Brazilian market has seen an increasing demand for PSVs since 2006 (prior to 2006 large PSVs in excess of 4000 DWT were unusual in Brazilian waters), and now according to Petrobras, the demand for this type of vessel will grow significantly in the next three years.

Deepwater service favors large modern vessels that can provide a full range of flexible services including dynamic positioning systems while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSVs and supply vessels are old, with approximately 28% of the national fleet at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available.

The North Sea Market

The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled and sophisticated technical requirements.

In 2000 and 2001, increases in oil prices led to increased North Sea exploration activity and higher OSV demand. Oil prices fell in early 2002, leading to questions regarding the sustainability of the higher oil prices and reduced exploration and development activity. Even with recovery in the West Texas Intermediate ("WTI") price to an average of about $31 per barrel in 2003, North Sea exploration and development activity remained low. Low oil prices and availability of more attractive opportunities elsewhere resulted in a shift of activities by oil majors towards other regions. Oil prices continued their increase, with average WTI crude prices of about $42 per barrel in 2004, $57 per barrel in 2005, $66 per barrel in 2006, $72 per barrel in 2007 and $100 in 2008. Exploration and development activities increased. Major oil companies returned to the North Sea while the independents remained and increased their activities. WTI crude oil prices decreased from an average of $77 per barrel in October 2008 to an average of $45 during January-April 2009, then recovered to an average $70 per barrel for the remainder of 2009 and reached an average $79 per barrel in 2010 and $89 per barrel in January 2011. After a decrease in 2009 exploration and development activities decreased versus 2008, activity increased in 2010 leading to improved vessel earnings during the summer, with weaker earnings later in 2010 as the winter season approached and continuing through February 2011.

Ocean Industry

Regional Cabotage Trades

Voyages between two Argentine ports are regulated by the Argentine government as "cabotage" and require the use of an Argentine flag vessel or vessels operated under special permit by Argentine companies. Cabotage is used to mean both voyages between two national ports and laws that reserve such voyages for nationally operated vessels. Argentine registry requires that vessels be built in an Argentine shipyard or that import duty be paid, which increases the cost of new vessels versus foreign construction. The special permit described above allows younger foreign-built vessels to enter cabotage trades while retaining the Argentine nationality requirement for operations.

Access to the Argentine coastal cabotage market is thus controlled by legal requirements which limit access to companies with a legitimate operating presence in Argentina and vessels registered or holding a special permit in Argentina.

Regional tanker and container shipping market factors, including local demand factors and vessel supply information, are described below, reflecting market conditions in the primary area of employment for the vessels.

The Regional Tanker Market

Regional Oil Demand

Argentina's oil demand was estimated at about 594,000 barrels per day ("bpd") in 2008, up from about 511,000 bpd in 2000, resulting in a 2000-2008 CAGR of 1.9%.

Argentina's refining capacity is largely located in the Plate River estuary near Buenos Aires. Crude oil from oil fields in southern Argentina is shipped to refineries near Buenos Aires by tankers. Coastal cities in Southern Argentina receive petroleum products by tankers from these refineries. Cabotage tankers are also used for lightering of international tankers (discharge of cargo to reduce draft) and for short voyages within the Plate Estuary and Parana River. Vessels with IMO chemical classification (see below) are also used for Argentine or other regional voyages carrying petroleum products and chemicals such as styrene monomer.

The Regional Patagonian Container Shipping Trades

Regional Container Shipping Demand

Coastal container shipping provides important north-south links between Buenos Aires and coastal ports in southern Argentina. Buenos Aires city and province have about 46% of Argentina's population and are the centre of much economic activity. However, Argentine economic development programs encourage manufacturing in the southern Argentine region of Tierra del Fuego. Finished goods from the manufacturing are transported north from the port of Ushuaia to Buenos Aires for distribution. Most of the cargo in this service is containers transported by the major international lines containing components for manufacturing that are carried from China and other foreign ports of origin to Buenos Aires with transhipment to Ushuaia under feeder agreements with the major international lines. Cargo is also carried to and from other southern Argentine ports, such as Puerto Madryn, as demand requires.

Environmental and Government Regulation

Government regulations significantly affect our operations, including the ownership and operation of our vessels. Our operations are subject to international conventions, national, state and local laws, and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered, including OPA, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the U.S. Port and Tanker Safety Act, the IMO International Convention for the Prevention of Pollution from Ships, or MARPOL, other regulations adopted by the IMO and the European Union, various volatile organic compound emission requirements, the IMO / U.S. Coast Guard pollution regulations and various SOLAS amendments, as well as other regulations. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities, each of which may have unique requirements, subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbour master or equivalent), port state controls, classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers will lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, such laws and regulations may change and impose stricter requirements, such as in response to the 2010 Deepwater Horizon oil spill or future serious marine incidents. Future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and / or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation – IMO

The IMO has enacted international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. For example, MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments entered into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

IMO has designated some special areas as SECA / ECA (Sulfur emission control areas / Emission Control Areas) where additional emissions limits apply. For areas designated as SECA / ECA, the cap on fuel sulfur content is 1% as of July 1, 2010, and 0.1% as of January 1, 2015. The European Union has additional cap on fuel sulfur content which is more stringent than the MARPOL Annex VI requirements. The above regulations require vessels trading in European waters to have segregated bunker tanks and special grade cylinder lubricants suitable for low sulfur fuels. Diesel engines operating for prolonged periods with fuels with sulfur below 0.1% also face possibility of damage to the fuel injection systems due to inherent low lubricity and viscosity of the low sulfur fuels. To prevent damage due to low lubricity of fuels vessels may be required to fit fuel chilling systems (to increase viscosity / lubricity) or use of special fuel additives to enhance lubricity.

The United States and Canada with agreement from France (as a French territory is also involved) had requested IMO to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the U.S. and Canada and the Hawaiian Islands as ECA under the MARPOL Annex VI amendments. Application was considered by MEPC 60 and accepted. As of August 1, 2012, vessels operating in ECA area will be required to follow NOx limits as defined in MARPOL Annex VI, Reg 13 for diesel engines and fuel sulfur limit of 1% with fuel sulfur limit of 0.1% as of January 1, 2015. The above ruling will subject ocean-going vessels in these areas to stringent emissions controls and could cause additional costs to be incurred.

The operation of our vessels is also affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires vessel owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations – OPA

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States territorial sea and the 200 nautical mile exclusive economic zone around the United States.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are liable without regard to fault (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (vessel fuel).

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons and to the greater of $1,000 per gross ton or $854,400 for non-tank vessels (subject to possible adjustment for inflation). The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business and the results of operations.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty and are required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

OPA also requires that tankers over 5,000 gross tons calling at U.S. ports have double hulls if contracted (for building) after June 30, 1990 or delivered after January 1, 1994. Furthermore, under OPA, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Based on current OPA requirements, vessels without double hull will not be eligible to carry oil as cargo within the 200 nautical mile United States exclusive economic zone starting in 2014, except that these tankers may trade in U.S. waters until 2015 if their operations are limited to discharging their cargos at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles offshore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

We believe we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call or are likely to call.

The U.S. Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. To be covered by the VGP, owners of certain vessels must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

Environmental Regulation – Other Environmental Initiatives

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC.

As of January 1, 2007, vessels operating in coastal waters of the state of California state have to comply with State of California Ocean-Going Vessel Auxiliary Diesel Engine regulation. This regulation imposes emission limits on vessels operating in 24nautical miles coastal area from the California baseline. The regulations are governed by the California Code of Regulations (CCR), Title 13, 2299.1 and CCR Title 17, 93118. The regulation requires certain emission requirements compliance based on the fleet size and frequency of port calls and alternatively requires use of shore power or payment of fees for non compliance.

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Also at the international level, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001 was adopted. This convention was adopted in March 2001 to ensure that adequate, prompt, and effective compensation is available to persons who suffer damage caused by spills of oil, when carried as fuel in ships' bunkers and became effective in November 2008.

This convention applies to damage caused on the territory, including the territorial sea, and in exclusive economic zones of States Parties and provides a free-standing instrument covering pollution damage only.

As with the CLC upon which this convention is modeled, a key requirement in this convention is the need for the registered owner of a vessel to maintain compulsory insurance cover.

Another key provision is the requirement for direct action - this would allow a claim for compensation for pollution damage to be brought directly against an insurer. This convention requires ships over 1,000 gross tonnage to maintain insurance or other financial security, such as the guarantee of a bank or similar financial institution, to cover the liability of the registered owner for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, but in all cases, not exceeding an amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims, 1976, as amended.

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessel. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or the ISPS Code. We are in compliance with the ISPS Code. Among the various requirements are:

- on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;
- on-board installation of vessel security alert systems;
- the development of vessel security plans; and
- compliance with flag state security certification requirements.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will usually undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and / or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For oceangoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and after each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Special Surveys. Special surveys, also known as class renewal surveys, are carried out every five years for the vessel's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a vessel owner has the option of arranging with the classification society for the vessel's machinery to be on a continuous survey cycle. This process is also referred to as continuous survey machinery. We have made arrangements with the classification societies for most of our vessels to be on a continuous survey cycle for machinery. Hull surveys remain under the above mentioned surveys regime which is uniform for all International Association of Classification Societies (IACS) members.

Currently our oceangoing and offshore vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		**Special survey**	
Year	No. of vessels	Year	No. of vessels
2011	0	2011	4
2012	2	2012	4
2013	4	2013	1
2014	4	2014	1
2015	4	2015	4

Note: Maximum range period date has been considered.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most oceangoing vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the vessel owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of IACS. All our oceangoing vessels are certified as being "in class."

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We believe that we maintain insurance coverage against various casualty and liability risks associated with our business that we consider to be adequate based on industry standards and the value of our fleet, including hull and machinery and war risk insurance, loss of hire insurance at certain times for certain vessels, protection and indemnity insurance against liabilities to employees and third parties for injury, damage or pollution, strike covers for certain vessels and other customary insurance. While we believe that our present insurance coverage is adequate, we cannot guarantee that all risks will be insured, that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates or at all.

Hull and Machinery and War Risk Insurance

We maintain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for our wholly-owned vessels. At times, we also obtain for part of our fleet increased value coverage and additional freight insurance during periods of improved market rates, where applicable. This increased value coverage and additional freight coverage entitles us, in the event of total loss of a vessel, to some recovery for amounts not otherwise recoverable under the hull and machinery policy. When we obtain these additional insurances, our vessels will each be covered for at least their fair market value, subject to applicable deductibles (and some may include limitations on partial loss). We cannot assure you, however, that we will obtain this additional coverage on the same or commercially reasonable terms, or at all, in the future.

Loss of Hire

We maintain loss of hire insurance at certain times for certain vessels. Loss of hire insurance covers lost earnings resulting from unforeseen incidents or breakdowns that are covered by the vessel's hull and machinery insurance and result in loss of time to the vessel. Although loss of hire insurance will cover up to ninety days of lost earnings, we must bear the applicable deductibles which generally range between the first 14 to 21 days of lost earnings. We intend to renew these insurance policies or replace them with other similar coverage if rates comparable to those on our present policies remain available. There can be no assurance that we will be able to renew these policies at comparable rates or at all. Future rates will depend upon, among other things, our claims history and prevailing market rates.

Strike Insurance

Some of our vessels are covered for loss of time due to strikes (on board and in some cases shore and on board). There can be no assurance that we will be able to renew these policies at comparable rates or at all.

Protection and Indemnity Insurance

Protection and indemnity insurance covers our legal liability for our shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, fines and other penalties imposed by customs or other authorities, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, wreck removal and other risks. Coverage is limited for vessels in our Ocean Business to approximately $6.98 billion with the exception of oil pollution liability, which is limited to $1.0 billion per vessel per incident. Vessels in our River Business have lower amounts of coverage.

This protection and indemnity insurance coverage is provided by protection and indemnity associations, or P&I Clubs, which are non-profit mutual assurance associations made up of members who must be either ship owners or ship managers. The members are both the insured parties and the providers of capital. The P&I Clubs in which our vessels are entered are currently members of the International Group of P&I Associations, or the International Group and are reinsured themselves and through the International Group in Lloyds of London and other first class reinsurance markets. We may be subject to calls based on each Club's yearly results. Similarly, the same P&I Clubs provide freight demurrage and defense insurance which, subject to applicable deductibles, covers all legal expenses in case of disputes, arbitrations and other proceedings related to our oceangoing vessels.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL has formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claims to be equally not liable. On October 19, 2007, we presented a report by an expert which is highly favourable for our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Courts decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $605,000 non-withheld taxes, $685,000 in fines and $1,251,000 in accrued due interest. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interest. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid $1,294,000 in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney has initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines.

UABL International S.A. – Bolivian Tax Authority

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case. On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeals. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo, which has been under revision by a higher Court since the lower court reconfirmed the embargo on November 15, 2008. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by our local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009 the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations, however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing

the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este have submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina.

Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. & UABL Paraguay S.A. – Paraguayan Ministry of Public Works

On July 22, 2009, we learned of an ongoing investigation in connection with the registration of barges and pushboats in Paraguay. We have found out that in April 2009, the Paraguayan Ministry of Public Works and Communications and the National Merchant Marine of Paraguay, submitted a complaint before the Public Prosecutor Eduardo Cazenave alleging that Oceanpar S.A. and UABL Paraguay S.A. would have used improper documents to get authorizations to flag 30 barges and to lease 252 barges respectively. Without recognition of any liability and just in order to simplify the process, it was decided to enter a plea for permanent suspension of the investigation subject to certain conditions being fulfilled. On October 5, 2009, the proceedings were suspended by the Court subject to complying with certain obligations within one year, including regularizing before the National Merchant Marine of Paraguay some administrative documentation corresponding to the vessels under investigation. Although the Court agreed to our plea and decided to suspend the proceedings, on October 9, 2009, we submitted a request to the Court in order to clarify its resolution since some statements did not correspond with ours. On October 12, 2009, the Court issued the clarification resolution. In the opinion of our local counsel the clarification issued by the Court was favorable. The file was sent to the Enforcing Court, and the judge preliminary ruled that Oceanpar S.A. and UABL Paraguay S.A. had complied with the conditions imposed by the Ruling Court including the regularization of the documentation of the barges with the National Merchant Marine of Paraguay. The proceedings remained open until October 2010 for the ruling court to review if all conditions had been complied with and then issue its final ruling. On October 11, 2010, the ruling court issued its final decision declaring the dismissal and extinction of the action. The ruling has been notified to all interested parties, and the case is considered closed and concluded.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Dividend Policy

The payment of dividends is in the discretion of our board of directors. We have not paid a dividend to date. Any determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Bahamian law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

Section 35 of the International Business Companies Act, 2000 (Chapter 309, Statute Laws of The Bahamas, 2000 Edition) provides that, subject to any limitations in its Memorandum or Articles, a company may, by a resolution of directors, declare and pay dividends in money, shares or other property. However, in accordance with Section 35 of the said Act, dividends shall only be declared and paid if the directors determine that immediately after the payment of the dividend:-

(a) the company will be able to satisfy its liabilities as they become due in the ordinary course of its business; and

(b) the realizable value of the assets of the company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its issued and outstanding share capital.

and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the company is conclusive unless a question of law is involved.

Our ability to pay dividends is restricted by the 2014 Notes, which we issued in 2004. In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends is dependent upon the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in any of the markets in which we participate, our earnings will be negatively affected, thereby limiting our ability to pay dividends.

C. ORGANIZATIONAL STRUCTURE

Ultrapetrol (Bahamas) Limited is a company organized and registered as an International Business Company in the Commonwealth of the Bahamas since December 23, 1997.

Ultrapetrol (Bahamas) Limited has ownership (both direct and indirect) in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Ultrapetrol (Bahamas) Limited	**Bahamas**	
Agencia Maritima Argenpar S.A.	Argentina	100.00%
Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil	94.45%
Arlene Investments Inc.	Panama	100.00%
Bayshore Shipping Inc	Panama	94.45%
Brinkley Shipping Inc.	Panama	100.00%
Cedarino, S.L.	Spain	100.00%
Compania Paraguya de Transporte Fluvial S.A.	Paraguay	100.00%
Corporación de Navegación Mundial S.A.	Chile	100.00%
Corydon International S.A.	Uruguay	100.00%
Dampierre Holdings Spain, S.L.	Spain	100.00%
Danube Maritime Inc.	Panama	100.00%
Dingle Barges Inc.	Liberia	100.00%
Eastham Barges Inc.	Liberia	100.00%
Elysian Ship Management Inc.	Florida	100.00%
Elysian Ship Management Ltd	Bahamas	100.00%
General Ventures Inc.	Liberia	100.00%
Glasgow Shipping Inc	Panama	94.45%
Gracebay Shipping Inc	Panama	94.45%
Hallandale Commercial Corp	Panama	100.00%
Ingatestone Holdings Inc	Panama	94.45%
Kingly Shipping Ltd.	Bahamas	100.00%
Lewistown Commercial Corp	Panama	94.45%
Lonehort S.A.	Uruguay	100.00%
Longmoor Holdings Inc	Panama	100.00%
Lowrie Shipping Inc	Panama	100.00%
Lowrie Shipping LLC	Delaware	100.00%
Majestic Maritime Ltd.	Bahamas	100.00%
Marine Financial Investment Corp.	Panama	100.00%
Maritima SIPSA S.A.	Chile	49.00%
Massena Port S.A.	Uruguay	100.00%
Noble Shipping Ltd.	Bahamas	100.00%
Obras Terminales y Servicios S.A.	Paraguay	50.00%
Oceanpar S.A.	Paraguay	100.00%
Packet Maritime Inc.	Panama	94.45%
Padow Shipping Inc.	Panama	94.45%
Palmdale Shipping Inc	Panama	100.00%
Parabal S.A.	Paraguay	100.00%
Parfina S.A.	Paraguay	100.00%
Princely International Finance Corp.	Panama	100.00%
Puerto del Sur S.A.	Paraguay	50.00%
Ravenscroft Holdings Inc	Florida	100.00%
Ravenscroft Ship Management Inc.	Florida	100.00%
Ravenscroft Ship Management Ltd	Bahamas	100.00%
Ravenscroft Ship Management Ltd	UK	100.00%
Ravenscroft Ship Management S.A.	Uruguay	100.00%
Ravenscroft Shipping (Bahamas) S.A.	Bahamas	100.00%
Regal International Investments S.A.	Panama	100.00%
River Ventures LLC	Delaware	100.00%

Riverpar S.A.	Paraguay	100.00%
Riverview Commercial Corp.	Panama	100.00%
Sernova S.A.	Argentina	100.00%
Ship Management and Commercial Services Ltd	Bahamas	100.00%
Ship Management Services Inc	Florida	100.00%
Springwater Shipping Inc	Panama	94.45%
Stanyan Shipping Inc	Panama	100.00%
Thurston Shipping Inc.	Panama	100.00%
Topazio Shipping LLC	Delaware	94.45%
Tuebrook Holdings Inc	Panama	100.00%
UABL Barges (Panama) Inc.	Panama	100.00%
UABL Limited	Bahamas	100.00%
UABL Paraguay S.A.	Paraguay	100.00%
UABL S.A.	Argentina	100.00%
UABL S.A.	Panama	100.00%
UABL Terminals (Paraguay) S.A.	Panama	100.00%
UABL Terminals Ltd.	Bahamas	100.00%
UABL Towing Services S.A.	Panama	100.00%
Ultrapetrol S.A.	Argentina	100.00%
UP (River) Ltd.	Bahamas	100.00%
UP Offshore (Bahamas) Ltd.	Bahamas	94.45%
UP Offshore (Panama) S.A.	Panama	94.45%
UP Offshore (UK) Ltd.	UK	94.45%
UP Offshore Apoio Maritimo Ltda.	Brazil	94.45%
UP Offshore Uruguay S.A.	Uruguay	94.45%
UP River (Holdings) Ltd.	Bahamas	100.00%
UP River Terminals (Panama) S.A.	Panama	100.00%
UPB (Panama) Inc.	Panama	100.00%
Woodrow Shipping Inc	Panama	94.45%
Yataity S.A.	Paraguay	100.00%
Yvy Pora Fertilizantes S.A.	Paraguay	100.00%
Zubia Shipping Inc	Panama	94.45%

(1) Direct or indirect ownership by Ultrapetrol (Bahamas) Limited.

D. PROPERTY, PLANT, AND EQUIPMENT

Ravenscroft is headquartered in our own 16,007 square foot building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America.

In addition we own a repair facility, a new shipyard for building barges or other vessels in Punta Alvear, Argentina, and through 50% joint venture participations, two grain loading ports in Paraguay (one of which can also load and discharge liquid cargos such as vegetable oils and petroleum products). We also own land large enough for the construction of two further terminals in Argentina. Finally, we rent offices in Argentina, Brazil, Paraguay and the United Kingdom and a shipyard in Ramallo, Argentina, where we operate two floating drydocks, one of which is owned by us.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the information included under the caption "Selected Financial Data," our historical consolidated financial statements and their notes included elsewhere in this annual report. This discussion contains forward-looking statements. For a discussion of the accuracy of these statements please refer to the section of this report titled "Cautionary Statement Regarding Forward Looking Statements" that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" in Item 3.D of this report and elsewhere in this annual report.

A. OPERATING RESULTS

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

- Our **River Business** , with 602 barges and 33 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 50% of world soybean production in 2011, from 32% in 1995.

- Our **Offshore Supply Business** owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet currently consists of technologically advanced platform supply vessels, or PSVs. We have seven PSVs currently in operation in Brazil under long term time charters with Petrobras. We additionally have four vesseles under construction in India with expected deliveries commencing in 2011 and one vessel under construction in China with expected delivery in the second quarter of 2011. The first of two Chinese PSVs, the *UP Turquoise* , was delivered to us by the shipyard on December 20, 2010.

- Our **Ocean Business** operates eight oceangoing vessels, including four Product Tankers that we employ in the South American coastal trade where we have preferential rights and customer relationships, two container feeder vessels , one Oceangoing Pushboat and one inland tank barge. Our Ocean Business fleet has an aggregate capacity of approximately 110,000 dwt.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2010

During 2010, we entered into more than 25 cleared FFA contracts whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for several days in exchange for various different fixed rate levels, distributed between March and December 2010. In addition to this, we entered into one cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to pay LCH the average time charter rate for the C4TC for a total of 45 days in the first quarter of 2011 in exchange for a fixed rate of $24,125 (twenty four thousand one hundred and twenty five US dollars) per day. As of December 31, 2010, we had no FFA contracts outstanding.

On January 22, 2010, we entered into a Memorandum of Agreement ("MOA") whereby we agreed to sell our remaining passenger vessel, *Blue Monarch,* for $2.0 million. The vessel was subsequently delivered to her buyers on February 5, 2010.

On January 28, 2010, we delivered to her buyers our Capesize vessel, *Princess Nadia* , in accordance with an MOA entered into on December 18, 2009.

On February 17, 2010, we entered into an MOA whereby we agreed to sell our Capesize vessel, *Princess Marisol* for $12.8 million.

On February 26, 2010, we entered into an MOA whereby we agreed to acquire the 2003-built 1,118 TEUS container vessel, *M.V. Frisian Commander* (renamed *M.V. Asturiano*), for a total purchase price of $12.4 million.

On April 16, 2010, we took delivery of the 2003-built container vessel, the *Frisian Commander* (renamed *M.V.Asturiano*), in accordance with the MOA entered into on February 26, 2010.

On April 23, 2010, we delivered to her buyers our Capesize vessel, *Princess Marisol,* in accordance with the MOA entered into on February 17, 2010.

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with IFC through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75.0 million (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%.

On August 3, 2010, the Securities and Exchange Commission confirmed that the Registration statement for the 2,977,690 shares owned by Solimar Holdings Ltd. ("Solimar") was withdrawn as of July 22, 2010. The withdrawal was a consequence of a transaction concluded on July 15, 2010, through which Hazels (Bahamas) Investments Inc., an original shareholder (each party in the transaction was a shareholder in Ultrapetrol prior to its Initial Public Offering) acquired 2,977,690 shares representing a 100% of the holdings that Solimar had in Ultrapetrol.

On August 4, 2010, we entered into an MOA whereby we agreed to sell our Capesize vessel, *Princess Katherine* , for $10.5 million. On September 15, 2010, we delivered her to its buyers in accordance with the MOA.

On September 28, 2010, we entered into an MOA whereby we agreed to acquire a 2002-built, 1,054 TEUs container feeder vessel, *M.V. Sinar Bontang* (to be renamed *M.V. Argentino*), for a total purchase price of $13.8 million.

On November 19, 2010, we took delivery of the *M.V. Argentino* , a 2002-built, 1,054 TEUs feeder container vessel, in accordance with the MOA entered into on September 28, 2010. We paid $13.8 million as the total purchase price of *M.V. Argentino* under such MOA.

On December 9, 2010, our subsidiary UP Offshore (Bahamas) Limited signed a loan agreement with DVB Bank SE and Banco Security relating to a senior secured term loan facility in the amount of up to $40.0 million to partially finance the acquisition of two PSVs constructed for us in China, *UP Turquoise* and *UP Jasper* . This facility will be drawn in two advances, each in the approximate amount of $20.0 million, on the delivery of each of the respective PSVs and will be used to pay the final installment of $5.4 million per vessel due to the builder at delivery, with the balance available to us for working capital purposes. On December 16, 2010, we drew the first advance of $20.0 million in connection with the delivery of *UP Turquoise* . The maturity date of the facility is eight years from the initial drawdown, but no later than December 31, 2018. The security for the loan facility includes a guarantee by us and first priority Panamanian ship mortgages on each of the PSVs. In connection with the drawdown, we entered into a swap derivative contract whereby we agreed to pay Banco Security a fixed interest rate of 3.67% in exchange for receiving the floating LIBOR (US Dollar, 3-month) with the same repayment schedule as the $20.0 million first advance with an initial notional amount of $5.0 million.

On December 23, 2010, we issued $80.0 million of 7.25% Convertible Senior Notes due 2017. The proceeds of these notes will be used to finance the construction of a new PSV in Brazil similar in size and specification to those already owned and operating there and to finance an increase in the dry barge building programme in our yard at Punta Alvear which will mainly be achieved by inaugurating a second shift with the work force.

Recent Developments

On February 2, 2011, we entered into a contract for the sale of 6 dry cargo barges, which are to be constructed at our yard at Punta Alvear and delivered to the buyer over a 3 month period commencing March 2011.

On February 4, 2011, we entered into an MOA whereby we agreed to acquire a pushboat, *M.V. Steven J Durbin* (to be renamed *Chaco X*). The vessel is expected to arrive in the Hidrovia late March 2011.

On February 8, 2011, we entered into an MOA whereby we agreed to acquire a pushboat, *Vickburg* (to be renamed *San Pedro*). The vessel is expected to arrive in the Hidrovia late March 2011.

On February 24, 2011, we entered into an MOA whereby we agreed to acquire a pushboat, *Rowena* (to be renamed *Venus*). The vessel is expected to arrive in the Hidrovia late March 2011.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. In December 2008, we decided to discontinue the operations of our Passenger Business and have recently sold and delivered to buyers our last passenger vessel, *Blue Monarch* . The accounting policies of the reportable segments are the same as those for the consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we contract for the carriage of cargos, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per unit basis.

In our Offshore Supply Business, we contract substantially all of our capacity under time charters to charterers in Brazil and the North Sea.

In our Ocean Business, we contract our cargo vessels either on a time charter basis or COA basis. Some of the differences between time charters and COAs are summarized below.

Time Charter (TC)

- We derive revenue from a daily rate paid for the use of the vessel, and
- the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

- We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and
- we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 44% of the total revenues from our businesses for 2010, and COA revenues accounted for 56%. With respect to COA revenues in 2010, 82% were in respect of repetitive voyages for our regular customers and 18% were in respect of single voyages for occasional customers.

Our river container vessels are paid on a rate based on each container shipped and is expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under a COA.

In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. In 2009 the Hidrovia Region suffered a very severe drought with a significant impact on volumes of agricultural commodities available for shipment which constitutes the majority of our cargo, coupled with low water levels in the high Paraguay River which affected the navigability of our convoys. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2008 while in 2009 a larger part of our fleet was employed under COAs which means that our revenue and voyage expense lines are not directly comparable. During 2010 the average TC rate of the Baltic Capesize Index (BCI) was $33,298 (thirty three thousand two hundred and ninety eight U.S. dollars) per day, a reduction of 22% from an average of $42,656 (forty two thousand six hundred and fifty six U.S. dollars) per day in 2009.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, and marine insurance costs.

In addition to the vessel operating expenses, our other primary operating expenses in 2010 included general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties which provide brokerage services and bunker costs incurred when our vessels are repositioned between the North Sea and Brazil, which are fully covered by us.

In our Ocean Business, through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs ("THC") incurred in the regular operation of our container feeder service, agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.

Through our River Business, we own a repair facility for our river fleet at Pueblo Esther, Argentina, a new shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a repair and shipbuilding facility in Ramallo, Argentina, where we operate two floating dry docks, one of which is owned and one which is leased by us.

Through UP Offshore, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold a sublease to an office in Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

During 2010, 94% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2010, 6% of our revenues were denominated and collected in Brazilian reais. However, 37% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During 2010 significant amounts of our expenses were denominated in U.S. dollars and 22% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing during the month of each transaction.

Inflation, Rates of Exchange Variation and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. On the contrary, significant revaluation of the local currencies have had an incremental effect on the portion of our operating expenses incurred in those local currencies during part of 2010. Please see *Foreign Currency Transactions* .

In 2006 and thereafter, we have negotiated fuel price adjustment clauses in most of our contracts in the River Business. We may experience however temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to reimburse us for fuel price fluctuations.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply and cost of fuel.

In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our immediate future operations, because most of our vessels are currently chartered to third parties and it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

In our container feeder operation, although we can adjust our rates per TEU in connection with variations in bunker prices, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be strongest during the winter months in the Northern hemisphere.

Results of Operations

Year Ended December 31, 2010, Compared to Year Ended December 31, 2009

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars. Operations of our Passenger Business are presented as discontinued on a net of tax basis.

	Year Ended December 31,		
	2010	2009	Percent Change
Revenues			
Attributable to River Business	$ 120,024	$ 79,477	51%
Attributable to Offshore Supply Business	54,283	35,419	53%
Attributable to Ocean Business	56,138	105,633	-47%
Total revenues	230,445	220,529	4%
Voyage expenses			
Attributable to River Business	(46,661)	(36,566)	28%
Attributable to Offshore Supply Business	(3,493)	(3,169)	10%
Attributable to Ocean Business	(11,429)	(20,840)	-45%
Total voyage expenses	(61,583)	(60,575)	2%
Running cost			
Attributable to River Business	(34,041)	(29,285)	16%
Attributable to Offshore Supply Business	(26,144)	(18,172)	44%
Attributable to Ocean Business	(29,154)	(32,575)	-11%
Total running costs	(89,339)	(80,032)	12%
Amortization of dry docking and intangible assets	(4,491)	(4,143)	8%
Depreciation of vessels and equipment	(29,880)	(37,609)	-21%
Loss on write-down of vessels	0	(25,000)	
Administrative and commercial expenses	(27,051)	(25,065)	8%
Other operating income, net	617	2,844	-78%
Operating profit (loss)	18,718	(9,051)	
Financial expense and other financial income (expenses), net	(26,417)	(23,237)	14%
Financial income	399	340	17%
Gains on derivatives	10,474	241	4,246%
Investment in affiliates	(341)	(28)	1,136%
Other, net	(875)	(707)	24%
Total other income (expenses)	(16,760)	(23,391)	-28%
Income (loss) from continuing operations before income taxes	$ 1,958	$ (32,442)	
Income taxes (expenses) benefit	(6,363)	(5,355)	19%
(Loss) Income from continuing operations	(4,405)	(37,797)	-88%
(Loss) from discontinued operations	$ (515)	$ (2,131)	-76%
Net Loss	$ (4,920)	$ (39,928)	-88%
Net income (loss) attributable to non-controlling interest	451	(90)	
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	-87%
Amounts attributable to Ultrapetrol (Bahamas) Limited:			
(Loss) from continuing operations	(4,856)	(37,707)	-87%
(Loss) from discontinued operations	(515)	(2,131)	-76%
Net (loss) attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	-87%

Revenues . Total revenues from our **River Business** increased by 51% from $79.5 million in 2009 to $120.0 million in 2010. This $40.5 million increase is mainly attributable to a 31.9% increase in net tons transported on account of a larger crop in Paraguay in 2010, as opposed to 2009 when a severe drought affected soybean production in the region and to a 7% increase in freight per ton due to average price increases and changes in cargo mix (excluding fuel passthrough); coupled with an increase in freight revenues of $9.3 million as a result of the fuel adjustment formula in our contracts of affreightment. This increase was marginally offset by a $1.6 million decrease in other river services revenue.

Total revenues from our **Offshore Supply Business** increased by 53% from $35.4 million in 2009 to $54.3 million in 2010. This $18.9 million increase is primarily attributable to the $6.6 million additional revenue generated by a full year operation of our *UP Rubi* delivered on August 7, 2009, to an increase in revenues of $7.2 million of our vessels *UP Esmeralda* and *UP Safira* which entered into long term charters with Petrobras in February 2010 after repositioning from the North Sea in December 2009, to the additional $2.6 million generated by the operation of our *UP Agua-Marinha* and *UP Diamante* under their renewed long-term time charters with Petrobras in Brazil at higher rates, and to a $2.5 million increase in revenues of our *UP Topazio* which operated in Brazil during the whole of 2010, as opposed to 2009 when her repositioning generated a total time loss of 49 days.

Total revenues from our **Ocean Business** decreased $49.5 million, from $105.6 million in 2009 to $56.1 million in 2010, or a decrease of 47%. This decrease is mainly attributable to a decrease in net settlements of the FFA positions accounted for as cash flow hedges of $21.6 million, the sale of our *Princess Susana* on December 10, 2009, the sale of our *Princess Nadia* on January 28, 2010, the partial operation of our *Princess Marisol* and our *Princess Katherine* , which were sold on April 23, 2010, and September 15, 2010, respectively; coupled with lower Time Charter rates of the BCI in 2010 of $33,298 per day as opposed to $42,656 per day in 2009; partially offset by the entry into operation of the new feeder container vessel *M.V. Asturiano* on May 21, 2010, and by the positive rate adjustment on the charters of our *Alejandrina, Miranda I* and *Austral* .

Voyage expenses . In 2010, voyage expenses of our **River Business** were $46.7 million, as compared to $36.6 million for 2009, an increase of $10.1 million, or 28%. This increase is mainly attributable to the larger fuel consumption consistent with the 31.9% increase in net tons transported, coupled with an increase in fuel expense as a result of higher fuel prices in the period and increases in other port expenses such as charge and discharge expenses, port dues, custom charges and channel dues.

In 2010, voyage expenses of our **Offshore Supply Business** were $3.5 million, as compared to $3.2 million in 2009. This increase of $0.3 million, or 9%, is primarily attributable to increased expenses related to brokerage commissions as a result of the higher earnings incurred by our vessels during 2010 relative to 2009; partially offset by higher bunker expenses in 2009 attributable to the repositioning of our *UP Topazio* and *UP Safira* coupled with the contractual penalty associated with the late delivery of our *UP Rubi* to Petrobras that took place in 2009.

In 2010, voyage expenses of our **Ocean Business** were $11.4 million, as compared to $20.8 million for 2009, a decrease of $9.4 million, or 45%. This decrease is primarily attributable to a $13.4 million decrease in voyage expenses of our Capesize vessels *Princess Susana* , *Princess Nadia* , *Princess Marisol* and *Princess Katherine* which were sold in December 2009 and January, April and September 2010, respectively; partially offset by a $3.7 million increase in voyage expenses due to the entry into operation of our feeder container vessel *M.V Asturiano* in May 2010.

Running costs . In 2010, running costs of our **River Business** were $34.0 million, as compared to $29.3 million in 2009, an increase of $4.7 million, or 16%. This increase in costs is mainly attributable to a higher number of pushboats in operation consistent with the increase in net tons transported during the period.

In 2010, running costs of our **Offshore Supply Business** were $26.1 million, as compared to $18.2 million in 2009, an increase of $7.9 million, or 44%. This increase in running costs is mainly attributable to the full year operation of our *UP Rubi* in 2010 which generated additional running costs of $2.7 million, to a $2.2 million increase in crew costs associated to the operation of our vessels in Brazil in 2010 as opposed to 2009 when our *UP Esmeralda* , *UP Safira* and *UP Topazio* were located in the North Sea and a $2.1 million increase in general maintenance costs of our vessels.

In 2010, running costs of our **Ocean Business** were $29.2 million, as compared to $32.6 million in 2009, a decrease of $3.4 million, or 10%. This variation results mainly from a $10.2 million decrease in running costs of our Capesize vessels *Princess Susana* , *Princess Nadia* , *Princess Marisol* and *Princess Katherine* which were sold in December 2009, January, April and September 2010, respectively; partially offset by a $3.6 million increase in running costs of our *M.V. Asturiano* which initiated operation in May 2010 and by a $2.3 million increase in crew and maintenance costs of our Product tanker fleet.

Amortization of drydocking and intangible assets . Amortization of drydocking and intangible assets in 2010 were $4.5 million, as compared to $4.1 million, an increase of $0.4 million, or 10%. This increase is primarily attributable to a $0.5 million increase in drydock amortization of our PSV fleet (*UP Esmeralda* , *UP Safira* , *UP Diamante*), a joint amortization of drydock of our *Amadeo* and *Princess Katherine* of $0.6 million, a $0.3 million increase of the drydock amortization of our River fleet; partially offset by a reduced level of amortization of drydock of $0.7 million on the recently sold Capesize vessels *Princess Susana* and *Princess Nadia* and decrease of $0.4 million due to the full amortization of certain intangible assets of Ravenscroft Ship Management.

Depreciation of vessels and equipment. Depreciation decreased by $7.7 million, or 21%, to $29.9 million in 2010, as compared to $37.6 million in 2009. This decrease is primarily attributable to the sale of our Capesize vessels *Princess Susana, Princess Nadia, Princess Katherine* and *Princess Marisol* which accounted for a reduction of $13.3; partially offset by a $1.8 million increase in depreciation associated to the start of operation of our new shipyard at Punta Alvear, a $1.3 million increase in our dry barge fleet depreciation on our River Business, a $0.7 million increase related to the start of operations of our *UP Rubi* in August 2009 and a $0.5 million increase due to the start of operations of our container feeder vessel *M.V. Asturiano* delivered on April 16, 2010.

Administrative and commercial expenses. Administrative and commercial expenses were $27.1 million in 2010 as compared to $25.1 million in 2009, resulting in an increase of $2.0 million or 8%. This increase is mainly associated with $1.1 million increase in legal and other fees and $0.9 million increase in cost of personnel.

Loss on write-down of vessels. Loss on write-down of vessels was nill for 2010 as compared to the non-cash loss of $25.0 million included in 2009 corresponding to an impairment of the book value of our *Princess Marisol*.

Other operating income, net. Total other operating income decreased 78%, from $2.8 million in 2009 to $0.6 million in 2010, a $2.2 million decrease. This decrease is mainly attributable to a $0.7 million decrease in the results from the sale of vessels ($1.4 million gain on sale of the *Princess Susana* in 2009 as compared to $0.7 million total combined gain on the sales of *Princess Nadia*, *Princess Marisol* and *Princess Katherine*), coupled with a $2.1 million decrease in insurance income attributable to the *Princess Susana*, partially offset by $0.8 million income from insurance associated to one of our PSVs in 2010.

Operating (loss) profit. Operating profit for the year 2010 was $18.7 million, an increase of $27.8 million from $(9.1) million operating loss in 2009. This increase is mainly attributable to a $20.0 million increase in our River Business operating profit that resulted mainly from the increase in net tons transported year on year, a $9.9 million increase of our Offshore Supply Business operating profit mainly driven by the full year operation of our *UP Rubi* which was delivered on August 7, 2009, improved charter rates prevailing in Brazil relative to those earned in the North Sea during 2009 and less repositioning days lost during 2010 compared to 2009; partially offset by a $1.9 million decrease in our Ocean Business operating profit mainly explained by the sale of our Capesize vessel *Princess Susana* in 2009 and *Princess Nadia, Princess Marisol* and *Princess Katherine* in 2010.

Financial expense and other financial income (expenses). Financial expense and other financial expenses increased $3.2 million to $26.4 million in 2010, as compared to $23.2 million in 2009. This increase is mainly attributable to exchange rate fluctuations of foreign currencies against the U.S. dollar in 2010 as compared to 2009 coupled with an increase in amortized debt costs, and an increase in interest expenses due to the discontinuation of interest capitalization upon start of operations at our Punta Alvear Yard; partially offset by a decrease in the average LIBO rate in 2010 compared to 2009.

Financial income. Financial income in 2010 increased by $0.1 million to $0.4 million from $0.3 million in 2009. This increase is mainly attributable to a higher cash balance held on average in 2010 as compared to 2009; partially offset by lower average interest rates in 2010 than the previous year.

Gains on derivatives. Gain on derivative instruments increased $10.3 million to $10.5 million in 2010, from $0.2 million in 2009. This increase was primarily attributable to a $10.5 million realized gain on the remaining FFA positions outstanding in 2010 as a result of the desclassification of those positions as cash from hedges for accounting purposes.

Income taxes (expenses). The income tax expense for 2010 was $6.4 million, compared to an expense of $5.4 million in 2009. This $1.0 million increase of the income tax expense is mainly attributable to the increase in the income tax expense of our Offshore Business deriving from the entry into operation of six PSVs in the Brazilian market as opposed to only four and a half, on average, during 2009, and the income tax expense of our River Business operations which includes a one time payment in 2010 of $1.3 million made to the tax authorities of Paraguay in full settlement of a claim pertaining to years 2002 to 2004; partially offset by a lower provision of the deferred tax for unrealized exchange differences in our Brazilian subsidiary due to the lower revaluation of the Brazilian real during 2010 as compared to 2009.

Non-controlling interest. Non-controlling interest increased by $0.6 million to $(0.5) million in 2010 as compared to $0.1 million in 2009. This increase is attributable to higher results of our subsidiary in the Offshore Supply Business where we have a non-controlling partner that holds 5.56% of our Offshore Supply Business.

(Loss) from discontinued operations. Losses from discontinued operations, net of tax, decreased by $1.6 million from a loss of $2.1 million in 2009 to a loss of $0.5 million in 2010. This decrease in loss is mainly attributable to the expenses and overhead related to our passenger vessel *Blue Monarch* which remained in lay up during 2009 until it was delivered to her new buyers on February 5, 2010.

Year Ended December 31, 2009, Compared to Year Ended December 31, 2008

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

	Year Ended December 31,		
	2009	2008	Percent Change
Revenues			
Attributable to River Business	$ 79,477	$ 126,425	-37%
Attributable to Offshore Supply Business	35,419	43,907	-19%
Attributable to Ocean Business	105,633	133,243	-21%
Total revenues	220,529	303,575	-27%
Voyage expenses			
Attributable to River Business	(36,566)	(66,782)	-45%
Attributable to Offshore Supply Business	(3,169)	(1,902)	67%
Attributable to Ocean Business	(20,840)	(6,606)	215%
Total voyage expenses	(60,575)	(75,290)	-20%
Running cost			
Attributable to River Business	(29,285)	(37,012)	-21%
Attributable to Offshore Supply Business	(18,172)	(16,719)	9%
Attributable to Ocean Business	(32,575)	(35,455)	-8%
Total running costs	(80,032)	(89,186)	-10%
Amortization of dry docking and intangible assets	(4,143)	(4,367)	-5%
Depreciation of vessels and equipment	(37,609)	(34,253)	9%
Loss on write-down of vessels	(25,000)	--	
Administrative and commercial expenses	(25,065)	(24,396)	3%
Other operating income, net	2,844	6,513	-56%
Operating (loss) profit	(9,051)	82,596	-111%
Financial expense and other financial income (expenses), net	(23,237)	(30,542)	-24%
Financial income	340	1,156	-71%
Gains on derivatives	241	8,816	-97%
Investment in affiliates	(28)	(442)	-94%
Other, net	(707)	(558)	27%
Total other income (expenses)	(23,391)	(21,570)	8%
(Loss) Income from continuing operations before income taxes	$ (32,442)	$ 61,026	-153%
Income taxes (expenses) benefit	(5,355)	4,173	-228%
(Loss) Income from continuing operations	(37,797)	65,199	-158%
(Loss) from discontinued operations	$ (2,131)	$ (16,448)	-87%
Net (Loss) income	$ (39,928)	$ 48,751	-182%
Net (loss) income attributable to non-controlling interest	(90)	1,228	-107%
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(39,838)	47,523	-184%
Amounts attributable to Ultrapetrol (Bahamas) Limited:			
(Loss) Income from continuing operations	(37,707)	63,971	-159%
(Loss) from discontinued operations	(2,131)	(16,448)	-87%
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(39,838)	47,523	-184%

Revenues . Total revenues from our **River Business** decreased by 37% from $126.4 million in 2008 to $79.5 million in 2009. This $46.9 million decrease is partially attributable to the fuel adjustment formula in our contracts of affreightment, which decreased the freight rate per ton by $3.91, totalizing a decrease of $11.8 million. Volume transported decreased by 30%, mainly due a severe drought that affected soybean production in the region during 2009 and lower production rates of the Corumba iron ore mines during 2009 when compared to 2008, coupled with lower levels of water in the Paraguay rivers which affected the navigability of this river over the last months of 2009. This decrease was marginally offset by an increase in pricing and cargo mix which represented an increase of $0.13 per ton explaining an increase of $1.0 million.

Total revenues from our **Offshore Supply Business** decreased by 19% from $43.9 million in 2008 to $35.4 million in 2009. This $8.5 million decrease is primarily attributable to lower earnings of our vessels operating in the North Sea due to lower rates than the ones prevailing during 2008. Our two vessels *UP Esmeralda* and *UP Safira,* which operated in 2008 and the majority of 2009 in the North Sea, generated together $9.1 million less in revenues than in 2008 and were repositioned to Brazil at the end of 2009 to commence a long-term employment with Petrobras. Our vessel *UP Topazio* operated during the first 8 months of 2009 in the North Sea and was later re-positioned in Brazil where she commenced operation under a long-term charter with Petrobras. The total time lost during repositioning and waiting for documentation clearance in Brazil during 2009 was 49 days. The total decrease in revenues was partially offset by the delivery our vessel *UP Rubi* which operated in Brazil from August 2009 onwards generating $3.6 million in revenues, and by slightly higher revenues of our vessels *UP Agua-Marinha* and *UP Diamante* operating in Brazil due to contract renewals at higher rates.

Total revenues from our **Ocean Business** decreased $27.6 million, from $133.2 million in 2008 to $105.6 million in 2009, or a decrease of 21%. This decrease is mainly attributable to the lower time charter rates obtained by our four Capesize vessels that operated during 2009 as compared to 2008. The average TC rate of the BCI in 2008 was $106,025 per day as compared to $42,656 in 2009, a reduction of 60% and our vessels operated for most of 2008 index linked at high market prevailing rates. Our Capesize vessels generated in the physical market total revenues of $41.5 million in 2009, a reduction of $66.6 million over 2008. This reduction in revenues was partially offset by the fact that some of our vessels operated under COAs in 2009 whereas in 2008 they had been employed under time charter (for a complete explanation of the differences between COA and time charter see "Factors Affecting Our Results of Operations – Revenues") and offset also by the net effect of settlements of the FFA positions accounted for as cash flow hedges that resulted in a net increase in Ocean Business revenues of $32.3 million, by a $2.4 million increase in revenues in 2009 by our tanker vessel *Austral* due to a full year of operation as opposed to 9 months of operation in 2008 and by an increase of $3.8 million in revenues generated by our tanker vessel *Mediator I* which started operation in April 2009.

Voyage expenses . In 2009, voyage expenses of our **River Business** were $36.6 million, as compared to $66.8 million for 2008, a decrease of $30.2 million, or 45%. The decrease is mainly attributable to lower fuel and port expenses, representing a decrease of $25.3 million and $5.5 million respectively consistent with 30% lower volumes and with lower prices of fuel. Lower fuel prices resulted in a $13.1 million reduction in fuel costs, while the remaining $12.2 million resulted from a smaller overall volume of fuel consumed consistent with a lower total volume of cargo transported in the year. The $5.5 million decrease in port expenses was primarily attributable to a decrease in the utilization of third party harbour tugs and the decrease in other port expenses, such as charge and discharge expenses, custody, pilotage and mooring and unmooring expenses, all attributable to the lower volume transported.

In 2009, voyage expenses of our **Offshore Supply Business** were $3.2 million, as compared to $1.9 million in 2008. This increase of $1.3 million, or 67% is primarily attributable to expenses related to the repositioning of our *UP Topazio* and our *UP Safira* from the North Sea into Brazil and to the contractual penalty associated with the late delivery of our *UP Rubi* to Petrobras (the latter charge is a non-cash provision for this penalty which, depending on our discussion with Petrobras, may be deductible from hire over the 4-year duration of the charter); partially offset by a reduction in the brokerage commissions incurred by the three vessels which operated in the North Sea due to lower earnings of these vessels in 2009 compared with 2008 (Please refer to Offshore Supply Business revenues explanation above).

In 2009, voyage expenses of our **Ocean Business** were $20.8 million, as compared to $6.6 million for 2008, an increase of $14.2 million, or 215%. This increase is primarily attributable to the employment of our four Capesize vessels under Contract of Affreightment during most part of 2009 resulting in the incurrence of port expenses and bunker costs for our account, whereas during 2008 most of our vessels operated under time charter, the full year bareboat charter hire paid in 2009 for our Product Tanker *Austral* compared with only 8 months in 2008 and the bareboat charter hire paid for one of our Product Tanker, *Mediator I* , delivered to us on April 2009, partially reduced by the lower brokerage commissions on the operations of our Capesize fleet related to their lower time charter earnings in 2009 when compared to the same period on the previous year.

Running costs . In 2009, running costs of our **River Business** were $29.3 million, as compared to $37.0 million in 2008, a decrease of $7.7 million, or 21%. This reduction in costs is mainly attributable to a reduction in running costs of our river fleet mainly due to a lower utilization of our river equipment resulting from lower volumes of cargo transported coupled with a $1.7 million or 12% reduction in crew costs.

In 2009, running costs of our **Offshore Supply Business** were $18.2 million, as compared to $16.7 million in 2008, an increase of $1.5 million, or 9%. This increase in running costs in 2009 is mainly attributable to the commencement of operations of our *UP Rubi* in August 2009 which generated running costs of $1.3 million and an increase of $1.1 million in crew costs of our vessels operating in Brazil in 2008 and 2009, *UP Agua-Marinha* and *UP Diamante,* partially offset by a reduction of $0.3 million in crew costs of our three vessels operating in the North Sea during 2009 when compared to the previous year and a decrease of $0.6 million in supply and maintenance cost of the five vessels which operated during 2008.

In 2009, running costs of our **Ocean Business** were $32.6 million, as compared to $35.5 million in 2008, a decrease of $2.9 million, or 8%. This decrease is explained mainly by lower running costs in our Capesize vessel *Princess Marisol* , our Product Tankers *Amadeo* and *Alejandrina* and our inland Tank Barge *Parana Petrol* , all of which underwent significant repairs during 2008 accounting for a $4.1 million decrease in 2009. The decrease in costs was partially offset by the higher cost of a full year of operation of our Product Tanker *Austral* ($1 million) and eight-month operation of our *Mediator I* ($1.7 million), which commenced operations in April 2008 and April 2009, respectively.

Amortization of drydocking and intangible assets . Amortization of drydocking and intangible assets in 2009 were $4.1 million, as compared to $4.4 million, a decrease of $0.3 million, or 7% . This decrease is primarily attributable to a reduced level of amortization of drydock of our Capesize vessels ($0.9 million) partially reduced by an increased level of amortization on our PSVs, in particular of our *UP Topazio* and *UP Agua-Marinha* which account for an increase of $0.2 million each.

Depreciation of vessels and equipment . Depreciation increased by $3.4 million, or 10%, to $37.6 million in 2009 as compared to $34.3 million in 2008. This increase is primarily attributable to a $1.3 million higher depreciation of our vessel *Princess Marisol* in 2009 than in 2008, coupled with the delivery of our PSV *UP Rubi* ($0.5 million) which commenced operation in August 2009 and additional $1.4 million charge in 2009 attributable to our dry barges in our river business associated with barge enlargements and bottom replacements in 2009 which increased the value of some of our barges.

Administrative and commercial expenses . Administrative and commercial expenses were $25.1 million in 2009 as compared to $24.4 million in 2008, resulting in an increase of $0.7 million or 3% mainly associated with cost of personnel.

Loss on write-down of vessels. For the year 2009, a non-cash loss of $25.0 million is included corresponding to an impairment of the book value of our *Princess Marisol* .

Other operating income, net . Other operating income was $2.8 million in 2009 as compared to $6.5 million in 2008. This decrease of $3.7 million, or 57% is mainly explained by the effect of $1.0 million of insurance claims received in 2008 in connection with damage suffered by a heavy fuel engine upon its arrival in Argentina, and to $2.7 million related to the delay and loss of hire insurances of our *UP Esmeralda, UP Topazio* and *Amadeo* during 2008.

Operating (loss) profit . Operating profit for the year 2009 was $(9.0) million, a decrease of $91.6 million, or 111% from the $82.6 million operating profit in 2008. The decrease is mainly attributable to a $42.7 million decrease in our Ocean Business operating profit attributable mainly to lower time charter rates obtained by our four Capesize vessels in 2009 as compared to 2008. Our Offshore Supply Business operating profit decreased by $12.8 million attributable mainly to a decrease of $14.3 million in the operating profit obtained by our three vessels that operated in the North Sea during 2009, partially offset by a $0.6 million lower cost of overhead and by a $0.1 million increase explained by our vessel *UP Rubi* which commenced operations in August 2009. Our River Business operating profit decreased $12.4 million which resulted mainly from a decrease of $12.1 million in the operating profit of our barge operation, net of our salvatage operation gains, associated mainly by a decrease of 30% in volumes in 2009 when compared to the same period last year.

Financial expense and other financial income (expenses) . Financial expense decreased to $23.2 million in 2009 as compared to $30.5 million in 2008, a $7.3 million or 24% decrease. This decrease is mainly attributable to a lower amount of outstanding debt in 2009 when compared with 2008 explained by the fact that between March and June 2009 we voluntarily prepaid a total of $22.9 million of our variable interest debt. The decrease in financial expense and other financial expenses is also partially explained by a decrease in the LIBO rate from an average 2.9% in 2008 to a 0.7% in 2009.

Financial income. Financial income in 2009 decreased by $0.9 million to $0.3 million from $1.2 million in 2008. This decrease is mainly attributable to lower interest rates and lower cash balances held on average in 2009 than the previous year.

Gains on derivatives. Gain on derivative instruments decreased to $0.2 million, from $8.8 million in 2008. This decrease was primarily attributable to a $6.3 million gain on FFAs, and to a $2.4 million non-cash gain on forward sales of foreign currency (British pound) in the fourth quarter of 2008, which did not qualify as hedge for accounting purposes.

Income taxes (expenses). The charge on income taxes in 2009 was $5.4 million, compared with a gain of $4.2 million in 2008. The gain in 2008 principally reflects the reduction in the provision for deferred income tax liability from unrealized foreign currency exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary of $5.0 million given the devaluation of the Brazilian real during the fourth quarter of 2008, and the benefit of income tax losses carry-forward of our operations in Argentina in the same year, partially offset by current income tax charges on our River Business operations while in 2009 the revaluation of the Brazilian real against the U.S. dollar caused a charge of $5.6 million in the provision for deferred income tax liability from unrealized foreign currency exchange gains on U.S. dollar-denominated debt of our Brazilian subsidiary, which was partially offset by a benefit of $0.8 million of income tax losses carry-forward of our operations in Argentina.

Non-controlling interest. Non-controlling interest decreased by $1.3 million, or 100%, to $(0.1) million in 2009 as compared to $1.2 million in 2008. This decrease is attributable to lower results of our subsidiary in the Offshore Supply Business where we have a non-controlling partner that holds 5.56% of our Offshore Supply Business.

(Loss) from discontinued operations . Losses from discontinued operations, net of tax, decreased by $14.3 million from a loss of $16.4 million in 2008 to a loss of $2.1 million in 2009. This decrease in loss is mainly attributable to the write-off of $5.8 million in the carrying value of our *Blue Monarch* in the fourth quarter of 2008 and higher operating losses of this vessel during 2008 compared to a loss of $1.8 million attributable to expenses and overhead related to our passenger vessel *Blue Monarch* which did not operate during 2009 and remained in lay up.

B. LIQUIDITY AND CAPITAL RESOURCES

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

At December 31, 2010, we had aggregate indebtedness of $499.4 million, consisting of $180.0 million aggregate principal amount of our Notes, $80.0 million aggregate principal amount of our Convertible Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. of $26.7 million under a senior loan facility with DVB Bank AG ("DVB") of $8.7 million and $18.0 million under a loan facility with BNDES guaranteed by DVB under a separate guarantee facility, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $59.6 million under two senior loan facilities with DVB and $20.0 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $24.2 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $10.2 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $8.8 million under a senior loan facility with Nordea Bank, indebtedness of the Company of $15.0 million under a revolving credit line with Banco BICE, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with The OPEC Fund for International Development ("OFID"), and total accrued interest of $2.3 million. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.

At December 31, 2010, we had cash and cash equivalents on hand of $105.8 million.

Operating Activities

During the year ended December 31, 2010, we generated $18.9 million in cash flow from operations compared to $38.7 million in the year ended December 31, 2009. Cash flow from operating activities decreased by $19.8 million, to $18.9 million in 2010, from $38.7 million in 2009. This decrease of 51% in cash flow from operations is mainly attributable to $21.5 million additional cash used to fund increases in assets, partially offset by $14.5 million in cash generated by an increase in liabilities, coupled with a $3.0 million increase in cash used to fund dry docking expenditures (mainly in our Offshore Supply Business), a $2.3 million decrease in cash provided by other operating income, and with a $2.5 million increase in funds used for general and administrative expenses. Finally, the Gross Profit Contribution ("GPC") overall increase in cash used during the period was $0.4 million, resulting from a decrease of $36.7 million in our GPC from our Ocean Business, which was almost entirely offset by the respective increases in GPC by our River and Offshore Supply Businesses of $25.7 million and $10.6 million respectively, mainly attributable to larger volumes carried on the River Business, to improved rates and more operating days on our Offshore fleet now fully operating in Brazil.

Cash flow from operating activities decreased by $32.6 million, to $38.7 million in 2009 from $71.3 million in 2008. This decrease of 46.0% in cash flow from operations is mainly attributable to a decline in the operating performance by our Ocean Business fleet (in particular our Capesize OBO fleet) due to the decrease in the market rates experienced in the Baltic Capesize Index during 2009 when compared to 2008. In the case of our three OBO vessels, they generated a gross profit contribution (defined as hire or freight revenues minus voyage expenses and running costs, or "GPC") in 2009 of $9.8 million, compared to $63.4 million in 2008, a decrease of $53.6 million or 85%. In addition to this decrease in cash flow from the OBO fleet, our Capesize vessel Princess Marisol explains a $21.4 million decrease in cash flow from operations on the back of lower rates. Partially offsetting this decrease in cash flow is the effect of the net settlements of FFAs which qualified as cash flow hedges in 2009 for $32.3 million, and the increase in GPC from the Amadeo operation for $1.8 million, for a total increase in cash flow provided by operations by these two factors between 2009 and 2008 of $34.1 million. The River Business accounted for a decrease in cash flow at the GPC level of $9.0 million attributable to lower operating performance on account lower volumes transported because of droughts which affected yields in the Hidrovia Region as well as navigability due to low water levels in certain parts of the river, with the Offshore Supply Business also contributing to the decrease in cash flow from operations through an $11.2 million decrease in GPC. Another contributing factor to the decrease in cash flow from operations between 2009 and 2008, is a $3.7 million decrease in other operating income which is the net result of the effects of the sale of the Princess Susana in 2009 and of the receipt of insurance proceeds for various reasons in 2008. Finally, expenditures for dry docking increased $2.1 million with the dry docks of certain of our Capesize OBO vessels taking place in 2009, while the discontinued operations from our Passenger Business accounted for a decrease of $8.7 million in cash flows used by operations.

Investing Activities

During the year ended December 31, 2010, we disbursed $2.5 million for our new barge building yard which was inaugurated on December 15, 2009, $23.7 million in the construction of new barges in our Punta Alvear yard (of which $18.4 million corresponded to finished barges with the remaining $5.3 million corresponding to unfinished barges), $12.4 million was advanced for the purchase of 25 heavy fuel engines for our re-engining project, $18.6 million to enlarge and refurbish barges and pushboats, $2.4 million to complete the construction of our new pushboat *Zonda I* and $4.3 million for the engine installation in our pushboat *Pampero I* in our River Business; $0.6 million to fund the advances on the four PSVs that are being constructed in India, and $5.7 million to fund the advances on the two PSVs that are being constructed in China in our Offshore Supply Business; and we disbursed $26.5 million in total to fund the purchases of the *M.V. Asturiano* and *M.V. Argentino* , $1.0 million to acquire secondhand containers for our container feeder service, $2.3 million to fund additional improvements and steel replacement on our *Parana Petrol* , and $1.0 million to install an inert gas system on our Product tanker *Miranda I* , in our Ocean Business.

Financing Activities

Net cash provided by financing activities was $87.6 million during the year ended December 31, 2010, compared to $7.8 million during the year ended December 31, 2009, a $95.4 million increase in cash provided by financing activities. The increase in cash flow provided by financing activities is mainly attributable to a $76.1 million increase in net proceeds from issuance of 7.25% Senior Convertible Notes due 2017, a decrease of $22.9 million in early repayment of long term financial debt, a $2.3 million decrease in scheduled repayments of long term financial debt, partially offset by a $4.1 million decrease in proceeds from long term financial debt and a $1.8 million increase in other uses of cash for financing activities.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, rebottoming some of our barges, funding the construction of barges in our new shipyard at Punta Alvear and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We estimate that for 2011 the cost of rebottoming our old barges will be around $6.0 million, the cost of new barge construction at our new yard will be approximately $32.8 million, the cost of acquiring and transporting from the U.S.A three additional pushboats will be $4.4 million and that the cost of replacing the engines in our line pushboats will be in the order of $10.0 million. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $39.6 million, out of which $4.0 million will be financed with our own cash and $35.6 million with the part of the undrawn proceeds committed under the DVB / Natixis loan facility. Additionally, we estimate that funds to be paid in connection with the construction of our PSVs in China will amount to $5.3 million, which we expect to finance with the proceeds from the second advance under the DVB/Banco Security loan facility. We expect to disburse an aggregate amount of $3.5 million in drydock expenses.

We may order additional vessels and or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially lead to materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements.

Revenue Recognition

We record revenue when services are rendered, when we have signed a charter agreement or another evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured.

The Company does not begin recognizing revenue if the charter agreement has not been entered into with the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We earn our revenues under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts. We earn and recognize revenue from time charters and bareboat charters on a daily basis. Within the shipping industry, there are two methods used to account for consecutive voyage charters or affreightment / voyage contracts: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy.

Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to Hull and Machinery (H&M), Protection and Indemnity (P&I), Loss of Hire (LOH) and Strike insurance coverage. They are recorded when the recovery of an insurance claim is probable. Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident. The amount of the receivable is based on the type of the claim. These receivables are estimated based upon the insured losses incurred on damages to the vessels and historical experience with similar claims. These claims are subject to uncertainty related to the results of negotiated settlements and other developments.

Depreciation

We state vessels and equipment at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred by us during the construction periods). We also capitalize subsequent expenditures for conversions, renewals or major improvements when they appreciably extend the life, increase the earning capacity or improve the safety features of our vessels.

We compute depreciation net of the estimated scrap value which is equal to the product of each vessel's lightweight tonnage and estimated scrap value per lightweight ton ("lwt"). We use scrap value at the time the vessel was purchased or delivered by the shipyard, which will likely fluctuate over time. The estimated scrap value ranged from $180 to $300 per lwt. Estimated scrap values are based on price levels in effect at the time vessels are purchased.

We record depreciation using the straight-line method over the estimated useful lives of our vessels. Useful life is determined through economic analysis, such as reviewing existing fleet plans, obtaining appraisals and comparing estimated lives to other industrial transportation companies that operate similar fleets. Second hand vessels are assigned lives that are generally consistent with the experience of Ultrapetrol, the practice of other industrial transportation companies and laws or regulations affecting the vessels operations.

Drydocking

Within the shipping industry, two methods are used to account for drydockings: (1) the deferral method, in which drydocking costs are capitalized and then amortized over the estimated period to the next scheduled drydocking, and (2) the incurred method, in which drydocking costs are expensed as incurred. We use the deferral method and amortize drydocking costs on a straight-line basis over the period to the next drydock, generally 24 to 36 months. The costs we incur at the dry-dock yard are mainly comprised of painting the vessel's hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities which have to be made in order to bring or keep the vessel into compliance with classification standards. We expense expenditures for maintenance and minor repairs as we incur them. We believe the deferral method better matches costs with revenue than expensing the costs as incurred. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the amortization expense if the subsequent drydock is expected earlier than anticipated. In estimating the periods, we primarily have relied upon actual experience with the same or similar vessels types, current and projected future market information, and recommendations from classification societies.

Impairment of long-lived assets

We perform tests for impairment of long-lived assets whenever events or circumstances suggest that long-lived assets may not be recoverable. An impairment is only deemed to have occurred if the forecasted undiscounted future cash flows related to the assets are less than the carrying value of the assets. If the forecasted cash flows from long lived assets are less than the carrying value of such assets, then we must write down the carrying value to its estimated fair value. This assessment is made at the individual vessel level if separately identifiable cash flow information for each vessel is available. The cash flow period is based on the remaining lives of the vessels which range from 4 to 24 years. Forecasting future cash flows involves the use of significant estimates and assumptions. Revenue and expense assumptions used in the cash flow projections are consistent with internal projections and reflect our current economic outlook.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, estimated scrap value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

During 2009, given the overriding effects of the global economic slowdown, demand for the dry-bulk Ocean Business vessels was soft. Accordingly, the Company based upon the information that was known to it as of December 31, 2009 recorded an impairment charge of $25 million to write down the carrying amount of its Capesize vessel, *Princess Marisol,* to its estimated fair value as of December 31, 2009.

Freight Forward Agreements (FFA)

From time to time we enter into FFAs either via a clearing house or over the counter with an objective to utilize them as hedging instruments that reduce our exposure to volatility in the spot market rates earned by certain of our vessels in the normal course of our Ocean Business.

We recognize all of our derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and the type of hedging relationship.

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods which the hedged transaction affects earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in income.

Derivative financial instruments that are not designated as hedges are adjusted to fair value through income.

We believe our FFAs will be highly effective during their term in offsetting changes in cash flow attributable to the volatility in spot market rates in our Ocean Business. We perform both a prospective and retrospective assessment to this effect, at least quarterly, including assessing the possibility of counterparty default. If we determine that a derivative is no longer expected to be highly effective, we discontinue hedge accounting prospectively and recognize subsequent changes in the fair value of the hedge on our consolidated statements of income. The Company assesses the effectiveness of the hedging program using the dollar offset method. Under this method hedge effectiveness is measured by comparing the overall changes in the expected cash flows of the hedge contracts with the changes in the expected cash flows for the forecasted time charter revenues.

As a result of the sale of our vessels *Princess Marisol* and *Princess Katherine* , as described in the Developments in 2010 section, FFA positions maturing between May and December 2010 were no longer be probable of occurring and thus no longer qualified as effective cash flow hedges. During the year ended December 31, 2010, the Company recorded an aggregate realized gain of $10.7 million.

Quantitative and Qualitative Disclosures about Market Risks

Inflation and Fuel Price Increases

Inflation may have a material impact on our operations, as certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. A sudden outburst or a very high level of inflation can have a negative impact on our results.

Inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our future operations in the case of those ocean vessels and our offshore supply vessels which are time chartered to third parties since it is the charterers who pay for fuel. If our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a ship's fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

In our River Business, we have most of our freight agreements adjusted by a bunker price adjustment formula, in other cases we have periodic renegotiations which adjust for fuel prices, and in other cases we adjust the fuel component of our cost into the freights on a seasonal or yearly basis as our COAs roll over. Most of our COAs provide the charterer with the option to fix the freight price based on a fixed fuel price base. In our Offshore Supply Business the charterers are generally responsible for the cost of fuel.

Interest Rate Fluctuation

We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition.

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with IFC through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75.0 million (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%.

On December 16, 2010, we drew the first advance of $20.0 million in connection with the delivery of *UP Turquoise* . In connection with the drawdown, we entered into a swap derivative contract whereby we agreed to pay Banco Security a fixed interest rate of 3.67% in exchange for receiving the floating LIBOR (US Dollar, 3-month) with the same repayment schedule as the $20.0 million first advance with an initial notional amount of $5.0 million.

As of December 31, 2010, the Company had $75.0 million of variable rate borrowings, based on LIBOR, under its credit facilities with IFC and OFID. Additionally, as of December 31, 2010, the Company had other variable rate debt (due 2011 through 2019) totaling $131.1 million. These debts call for the Company to pay interest based on LIBOR plus a 120-340 basis point margin. The interest rates reset either monthly or quarterly. As of December 31, 2010, the average interest rate on these borrowings was 2.33%.

A 1% increase in interest rates on $131.1 million of debt would cause our interest expense to increase on average $1.3 million per year over the term of the loans, with a corresponding decrease in income before taxes.

Foreign Currency Fluctuation

We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. We use the U.S. dollar as our functional currency, and therefore, our future operating results may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. A large portion of our revenues is denominated in U.S. dollars as well as a significant amount of our expenses. However, changes in currency exchange rates could affect our reported revenues, and even our margins if costs incurred in multiple currencies are different than, or proportionally different from, the currencies in which we receive our revenues. We maintain tax credits in local currencies which may be negatively impacted if those currencies revalue relative to the U.S. dollar.

Forward Freight Agreements

As stated in the Baltic Exchange's website (www.balticexchange.com), "Forward Freight Agreements ("FFAs") are 'over the counter' products made on a principal-to-principal basis. As such, they are flexible and not traded on any exchange. Contracts traded will normally be based on the terms and conditions of the FFABA standard contracts amended as agreed between the principals. The main terms of an agreement cover: (a) the agreed route, (b) the day, month and year of settlement, (c) contract quantity and (d) the contract rate at which differences will be settled. Settlement is between counter parties in cash typically within five days following the settlement date. Commissions will be agreed between principal and broker. The broker, acting as intermediary only, is not responsible for the performance of the contract. Cleared contracts, instead, also known simply as futures, are settled on a daily basis through a clearing house, and settlements are based on a close-of-play trading price. At the end of each day, traders pay or receive the difference between the price of the paper contract and the market index."

We enter into FFAs for trading purposes or to utilize them as hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our Ocean Business. When using FFAs as hedges, we aim at managing the financial risk associated with fluctuating market conditions. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. FFAs have been executed through LCH, a London clearing house, with whom we started to trade during May 2007 (but may also be agreed through other clearing houses) and "over the counter" (OTC) in which case each party is generally accepting the signature of the other party as sufficient guarantee of its obligations under the contract.

At December 31, 2010, there are no outstanding positions on FFAs.

Description of Credit Facilities and Other Indebtedness

9% First Preferred Ship Mortgage Notes due 2014

On November 24, 2004, we completed an offering of $180 million of 9% First Preferred Ship Mortgage Notes due 2014, or the Notes, through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S, or the Note Offering. The net proceeds of the Note Offering were used to repay our 10.5% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes, certain other existing credit facilities and to fund an escrow account.

Interest on the Notes is payable semi-annually on May 24 and November 24 of each year. The Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean and River Businesses. The Notes are secured by first preferred ship mortgages on 13 river pushboats, two oceangoing barges, and 335 river barges.

The Notes are subject to certain covenants, including, among other things, limiting our and our subsidiaries' ability to incur additional indebtedness or issue preferred stock, pay dividends to shareholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on our consolidating with or merging into any other person.

Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:

- if any person beneficially owns more than 35% of our voting stock and Inversiones Los Avellanos S.A. ("Los Avellanos"), Hazels (Bahamas) Investments Inc. ("Hazels"), SIPSA S.A. and their affiliates (the "Permitted Holders") together beneficially own a lesser percentage and do not control the election of the majority of the board of directors of the Company, or

- during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

- our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another person other than (A) a transaction in which the survivor or transferee is a person that is controlled by the Permitted Holders or (B) a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our common stock eligible to vote on matters requiring a shareholder vote immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the common stock eligible to vote on matters requiring a shareholder vote of the surviving Person in such merger or consolidation transaction immediately after such transaction and (2) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

In the first quarter of 2005, pursuant to a registration rights agreement, we completed a registered exchange offer in which we exchanged registered Notes for the Notes that were originally issued in order to allow the Notes to be eligible for trading in the public markets.

7.25% Convertible Senior Notes due 2017

On December 23, 2010, we closed the offering of $80.0 million aggregate principal amount of convertible senior notes due 2017 (the "Convertible Notes"), which consisted of $70 million aggregate principal amount of notes and the full exercise of the initial purchasers' overallotment option of $10 million. The notes were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and non-U.S. persons in accordance with Regulation S promulgated under the Securities Act, by the initial purchasers of the notes.

The Convertible Notes are fully payable on January 15, 2017, and pay interest semi-anually in arrears, in January 15 and July 15 each year, at the rate of 7.25% p.a.

Holders of the Convertible Notes may convert their notes, at their option, into shares of common stock of the Company, at any time prior to January 15, 2017. The conversion rate will initially equal 133.1691 shares of common stock per $1,000 (one thousand US dollars) principal amount of the notes (equivalent to an initial conversion price of $7.51 per share of our common stock), and will be subject to further adjustment in accordance with the Convertible Notes' Indenture.

Only on and after January 15, 2015, do all, but not less than all, the Convertible Notes become redeemable for cash by us at 100% of their principal amount.

The Convertible Notes contain a "reset" feature whereby, the conversion rate may be adjusted on February 13, 2012 if the volume weighted average price of our common stock for each of the 20 trading days beginning on January 17, 2012 is less than $6.13 per share.

The Convertible Notes are senior, unsecured obligations and rank or will rank equal in right of payment with our existing and future senior, unsecured debt, and will be senior in right of payment to any future debt that is expressly subordinated to the notes. The Convertible Notes will be structurally subordinated to all debt and other liabilities and commitments of our subsidiaries, including trade payables and any guarantees that they may provide with respect to any of our existing or future debt, and will be effectively subordinated to any secured debt that we may incur to the extent of the assets securing such debt.

Loan Agreement with DVB Bank AG (DVB AG) of up to $15.0 million:

On January 17, 2006, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary of the Offshore Supply Business) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore as Holding Company entered into a $15.0 million loan agreement with DVB AG for the purposes of providing post delivery financing of one PSV named *UP Agua-Marinha* delivered in February 2006.

This loan is divided into two tranches:
– Tranche A, amounting to $13.0 million, shall be repaid by (i) 120 consecutive monthly installments of $75,000 each beginning in March 2006 and (ii) a balloon repayment of $4.0 million together with the 120 th installment. The loan accrues interest at LIBOR rate plus a margin of 2.25% per annum, and

– Tranche B, amounting to $2.0 million, shall be repaid by 36 consecutive monthly installments of $56,000 each beginning in March 2006 which accrues interest at LIBOR rate plus a margin of 2.875% per annum.

On January 24, 2007, UP Offshore Apoio Maritimo Ltda. and DVB AG amended and restated the margin of both tranches to 1.20% per annum effective since February 1, 2007.

The loan is secured by a mortgage on the *UP Agua-Marinha* and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the *UP Agua-Marinha* pledged as security had an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

The aggregate outstanding principal balance of the loan was $8.7 million at December 31, 2010.

Loan Agreement with DVB Bank AG (DVB AG) of up to $61.3 million:

On December 28, 2006, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $61.3 million loan agreement with DVB AG for the purpose of refinancing three PSVs named *UP Esmeralda, UP Safira* and *UP Topazio* . The loan is divided into two advances, and shall be repaid by 40 consecutive quarterly installments as set forth in the repayment schedule therein.

The loan must be repaid by (i) 9 consecutive quarterly installments of $1.2 million each beginning in March 2007 followed by 3 consecutive quarterly installments of $1.3 million each, 25 of $1.1 million and 3 of $1.3 million, and (ii) a balloon repayment of $16.0 million payable simultaneously with the 40 th quarterly installment. The loan accrues interest at LIBOR plus 1.20% per annum.

The loan is secured by a mortgage on the *UP Esmeralda* , *UP Safira, UP Topazio* and *UP Agua Marinha* (together, the Mortgaged Vessels) and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., Topazio Shipping LLC and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires upon the until the third anniversary of the final advance under the loan, the Mortgaged Vessels pledged as security have an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

The aggregate outstanding principal balance of the loan was $42.6 million at December 31, 2010.

Loan Agreement with Natixis of $13.6 million:

On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the *Alejandrina*) as Borrower, and Ultrapetrol (Bahamas) Limited as Guarantor and Holding Company entered into a $13.6 million loan agreement with Natixis for the purpose of providing post delivery financing of one Panamanian flag small product tanker named *Alejandrina* .

The loan must be repaid by (i) 40 consecutive quarterly installments of $0.2 million each beginning in June 2007 and (ii) a balloon repayment of $4.5 million payable simultaneously with the 40 th quarterly installment. The loan accrues interest at 6.38% per annum during the first five years of the loan and LIBOR plus 1.00% per annum thereafter for so long as the *Alejandrina* remains chartered under standard conditions or 1.20% per annum otherwise.

The loan is secured by a mortgage on the *Alejandrina* and is guaranteed by Ultrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

The aggregate outstanding principal balance of the loan was $10.2 million at December 31, 2010.

Loan Agreement with DVB Bank AG (DVB AG) of $25.0 million:

On October 31, 2007, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $25.0 million loan agreement with DVB AG for the purpose of providing post delivery financing of one Brazilian flag PSV named *UP Diamante* .

The loan shall be repaid by (i) 8 consecutive quarterly installments of $0.75 million each beginning in February 2008 followed by 24 consecutive quarterly installments of $0.5 million each and 8 of $0.25 millon, and (ii) a balloon repayment of $5.0 million payable simultaneously with the 40 th quarterly installment. The loan accrues interest at LIBOR plus 1.50% per annum.

The loan is secured by a mortgage on the UP Diamante and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd, Packet Maritime Inc., Padow Shipping Inc., Topazio Shipping LLC, UP Offshore Apoio Maritimo Ltda., and UP Offshore (Uruguay) S.A. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loans be immediately repaid in full. Further, the loan agreements require until 2009 that the PSVs pledged as security have an aggregate market value of at least 117.6% of the value of the loan amounts and at all times thereafter an aggregate market value of at least 133.3% of the value of the loans.

The aggregate outstanding principal balance of the loan was $17.0 million at December 31, 2010.

Loan Agreement with Nordea Bank Finland PLC (Nordea Bank) of $20.2 million:

On November 30, 2007, Hallandale Commercial Corp., as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc., as Pledgor, entered into a $20.2 million loan agreement with Nordea Bank for the purpose of providing post delivery financing of our Panamanian flag Product Tanker, *Amadeo* .

The loan shall be repaid by (i) 12 consecutive quarterly installments of $0.8 million each beginning in March 2008 followed by 12 consecutive quarterly installments of $0.5 million each, and (ii) a balloon repayment of $5.2 million payable simultaneously with the 24 th quarterly installment. The loan accrues interest at LIBOR plus 1.25% per annum. The loan is secured by a mortgage on the *Amadeo* and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

On June 5, 2009, we agreed with Nordea Bank Finland PLC to fully and voluntarily prepay $4.1 million of the outstanding amount without any contractual penalty or breakage costs. As from that date, the loan shall be repaid by (i) the remaining 6 consecutive quarterly installments of $0.6 million each followed by 12 consecutive quarterly installments of $0.4 million each, and (ii) a balloon repayment of $4.1 million payable simultaneously with the 18 th quarterly installment. The loan accrues interest at LIBOR plus 1.25% per annum.

The aggregate outstanding principal balance of the loan was $8.8 million at December 31, 2010.

Credit Agreement with Banco BICE of $15.0 million:

On October 12, 2007, Ultrapetrol (Bahamas) Limited, as Borrower and Corporación de Navegación Mundial S.A., UP Offshore (Bahamas) Ltd. and Marine Financial Investment Corp., as Guarantors, entered into a 3-year, $15.0 million, revolving unsecured Credit Agreement with Banco BICE which must be renewed quarterly. On October 31, 2007, the Borrower and the Guarantors agreed with Banco BICE to an increase, for a short term period, of the principal amount of the credit facility for the sum of $10.0 million. These $25.0 million were fully utilized to fund part of the acquisition of our Capesize vessel *Princess Marisol* in November 2007.

On October 31, 2007, we agreed to reduce the three-year, $15.0 revolving non-secured credit facility with Banco BICE to $10.0 million, subject to entering into another Credit Agreement with Banco BICE for $25.0 million, the proceeds of which would be used to pay down the revolving facility to $0 while the facility would be capped to $10.0 million. Our obligations under this credit facility are guaranteed by three of our subsidiaries. This loan bears interest at LIBOR plus 1.625% per annum.

On September 12, 2008, Marine Financial Investment Corp. was replaced by Compañia Paraguaya de Transporte Fluvial S.A. as a Guarantor.

As of December 31, 2009, we had fully drawn down this revolving unsecured credit facility which has a scheduled maturity date on October 18, 2010.

On March 5, 2010, Banco BICE agreed to issue a waiver on certain covenants set forth by the Credit Agreement.

On October 8, 2010, we amended the $10.0 million Credit Agreement between us and Banco BICE. In connection with this amendment the Credit Agreement was extended for one year, its margin was increased to 3.4% p.a. over LIBOR, certain other changes were agreed to its guarantees, all financial covenants were eliminated and the available amount was increased to $15.0 million.

Loan Agreement with DVB Bank AG (DVB AG) and Natixis of up to $93.6 million:

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business), as joint and several Guarantors, entered into a senior secured term loan facility of up to $93.6 million with DVB AG and Natixis, as co-lenders, to finance the construction and delivery of our four PSVs being constructed in India.

This loan is divided into two tranches:

Tranche A, amounting to $60.0 million, to be made available for each ship in the amount of up to $15.0 million in multiple advances for the payment of installments of the contract price due under the applicable shipbuilding contract. This tranche accrues interest at LIBO rate plus a margin of 1.5% and shall be repaid by (i) 40 quarterly installments of $0.25 million per ship and (ii) a balloon repayment of $5.0 million per ship together with the last installment. The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship. During the pre-delivery period, advances of Tranche A in respect of each ship shall not exceed $3.45 million per advance and in the aggregate for each ship the lesser of (i) 60% of the relevant construction cost and (ii) $13.8 million.

Tranche B, amounting to $33.6 million, to be made available for each ship in the amount of up to $8.4 million in a single advance on the delivery date of such ship. This tranche accrues interest at LIBO rate plus a margin of 1.75% per annum and shall be repaid by 20 quarterly installments of $0.42 million per ship. The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB AG. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB AG and Natixis may require the entire amount of the loans be immediately repaid in full.

On December 9, 2010, we amended the loan. As part of the amendment, the availability period was extended through June 30, 2012, and the margin over LIBOR was increased to 3% p.a. during the vessel's construction, and to 2% p.a. as from delivery.

As of December 31, 2010, we have drawn down $24.2 million as first advance of the Tranche A applicable to our four PSVs under construction in India.

Loan Agreement with International Finance Corporation (IFC) of $25.0 million:

On September 15, 2008 UABL Paraguay S.A., as Borrower, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan has a grace period of 4 years followed by 9 consecutive semi annual installments of $1.09 million and 8 consecutive semi annual installments of $1.90 million, beginning in June 2012. The loan accrues interest at LIBOR plus a spread between 1.875% and 3.250%, obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement, beginning with 3.00% in December 2008.

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.

The aggregate outstanding principal balance of the loan was $25.0 million at December 31, 2010.

Loan Agreement with International Finance Corporation (IFC) of $35.0 million:

On September 15, 2008 UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan has a grace period of 4 years followed by 9 consecutive semi annual installments of $1.52 million and 8 consecutive semi annual installments of $2.66 million, beginning in June 2012. The loan accrues interest at LIBOR plus a spread between 1.875% and 3.250%, obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement, beginning with 3.00% in December 2008.

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.

The aggregate outstanding principal balance of the loan was $35.0 million at December 31, 2010.

Loan Agreement with The OPEC Fund for International Development (OFID) of $15.0 million:

On November 28, 2008 UABL Paraguay S.A., as Borrower, and OFID entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan has a grace period of 4 years followed by 9 consecutive semi annual installments of $0.65 million and 8 consecutive semi annual installments of $1.14 million, beginning in June 2012. The loan accrues interest at LIBOR plus a spread between 1.875% and 3.250%, obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement, beginning with 3.00% in December 2008.

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps) among others.

The aggregate outstanding principal balance of the loan was $15.0 million at December 31, 2010.

Loan Agreement with BNDES of $18.7 million:

On August 20, 2009, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary in the Offshore Supply Business) as Borrower entered into a $18.7 million loan agreement with BNDES to partially post-finance the construction of our PSV *UP Rubi* .

The loan must be repaid by 204 consecutive monthly installments of $0.1 million each beginning in April 2010. The loan accrues interest at 3.0% fixed rate per annum until maturity on March 2027.

The loan is secured by a Stand-By Letter of Credit (SBLC) facility dated as of October 30, 2009, of up to $21.5 million issued by DVB Bank SE and guaranteed by Ultrapetrol (Bahamas) Limited. The SBLC accrues interest at 2.0% fixed rate per annum on the outstanding amount and a fee equal to 1.0% on the settlement date on the settlement amount.

As Facility Guarantor, UP Offshore (Bahamas) Ltd., under the SBLC facility, shall maintain certain financial covenants including: (i) an average balance of available cash in a demand deposit of not less than $5,000 during each financial year, (ii) an equity ratio of not less than 30%, (iii) a minimum equity of $75,000 and, (iv) a ratio of consolidated EBITDA to consolidated debt service of at least 1.5.

The aggregate outstanding principal balance of the loan was $18.0 million at December 31, 2010.

Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of $40.0 million:

On December 9, 2010, our subsidiary UP Offshore (Bahamas) Limited entered into a loan agreement with DVB Bank SE and Banco Security relating to a senior secured term loan facility in the amount of up to $40.0 million to partially finance the acquisition of two PSVs constructed for us, *UP Turquoise* and *UP Jasper* . This facility will be drawn in two advances, each in the approximate amount of $20.0 million, on the delivery of each of the respective PSVs. The maturity date of the facility is eight years from the initial drawdown, but no later than December 31, 2018. The security for the loan facility includes a guarantee by us and first priority Panamanian ship mortgages on each of the PSVs.

Each advance shall be repaid by (i) 32 consecutive quarterly installments of $0.4 million, and (ii) a balloon repayment of $6.7 million concurrently with the 32 nd quarterly installment. The loan accrues interest at LIBOR plus 3.0% per annum.

The aggregate outstanding principal balance of the loan was $20.0 million at December 31, 2010.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

D. TREND INFORMATION

We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.

River Business

- *Expansion and fuel efficiency initiatives* – We are working on a program that started in June 2006 to replace the diesel engines in our main line pushboats with new engines that will burn less expensive heavy fuel oil and build a new pushboat directly with new heavy fuel engines. Some of our pushboats will in addition be re-powered, for which we have contracted for 25 heavy fuel engines with MAN Diesel, all of which have been paid for and delivered.

- The pushboat *Zonda I* has already begun its operation on May 22, 2010, and *Pampero I* is expected to commence operation during the first half of 2011. Both of them will have 3 heavy fuel propelled engines totaling 8,300 HP, significantly improving propulsion efficiency. We have entered into three MOAs to acquire two line pushboats and one harbour pushboat to further expand and enhance our river operations.

- *Construction of new barge building yard* – On December 15, 2009, we have inaugurated our barge building yard in Punta Alvear, Argentina. The yard has a capacity to produce 52 dry jumbo barges (2,500 dwt) per year basis one shift. We expect that the successive addition of barges to our fleet will significantly increase our carrying capacity positively impacting our future revenues. We expect that the new yard will also build barges for third parties with a positive impact on earnings.

- *River Container Trade* – In order to take advantage of the counter seasonal characteristic of the container trade on the Hidrovia, during the fourth quarter of 2010 and early 2011, we entered the container cargo trade in the River Business moving over 4,000 TEUs. Contribution from this trade should remain small in relation to our mainstream cargos although given its marginal and counterseasonal nature its contribution is very attractive for us and we expect to be able to continue to service the trade in pace with demand.

Offshore Supply Business

- *New vessels* – Our seventh PSV, *UP Turquoise,* which was under construction in China, was delivered to us in December 2010. In addition, we have four PSVs under construction in India and one PSV under construction in China with expected delivery dates starting in the first half of 2011.

Ocean Business

- *Vessel acquisitions and dispositions in our Ocean Business* – On April 6, 2008, we added to our Product Tanker Fleet an 11,299 dwt, 2006-built product tanker, the M/T *Austral* , through a 3-year bareboat charter from an unrelated third party which was renewed for an additional 3 years on December 10, 2010. On April 21, 2009, we received our 5,706 dwt Chemical Tanker *Mediator I* through a one-year bareboat charter which was renewed until October 2010, and subsequently returned to its owners. We have sold three Capesize vessels (*Princess Nadia* , *Princess Marisol* and *Princess Katherine*) which were delivered to their buyers on January 28, 2010, April 23, 2010, and September 15, 2010, respectively.

- *Container feeder service* – On April 16, 2010 and November 19, 2010, we took delivery of our two container vessels *M.V. Asturiano* and *M.V. Argentino* , with a combined rated carrying capacity of 2,172 TEUs. We have initiated a new liner-container feeder service in South America with these vessels.

Passenger Business

- *Discontinued Operation* – We discontinued the operations of our Passenger Business in December 2008. The last vessel of this type, *Blue Monarch* , was sold and delivered to buyers on February 5, 2010 .

E. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2010. The amounts below include both principal and interest payments.

Contractual Obligations

	Total	Payments due by period			
		Current [a]	Two to three years [b]	Four to five years [c]	After five years [d]
	(Dollars in thousands)				
1. Long – term debt obligations [e]					
- DVB Bank AG (up to $15.0 million)					
• Tranche A	$ 8,650	$ 900	$ 1,800	$ 1,800	$ 4,150
• Tranche B	--	--	--	--	--
- DVB Bank AG (up to $61.3 million)	42,550	4,300	8,600	8,600	21,050
- DVB Bank AG (up to $25.0 million)	17,000	2,000	4,000	4,000	7,000
- Nordea Bank Finland PLC	8,780	1,568	7,212	--	--
- Banco BICE (up to $15.0 million revolving facility)	15,000	15,000	--	--	--
- Natixis	10,211	908	1,816	1,816	5,671
- IFC UABL Paraguay	25,000	--	4,348	4,348	16,304
- IFC UABL	35,000	--	6,087	6,087	22,826
- OFID	15,000	--	2,609	2,609	9,782
- DVB / Natixis (up to $93.6 million)					
• Tranche A	24,150	133	3,649	3,715	16,653
• Tranche B	--	--	--	--	--
- BNDES	18,038	1,110	2,220	2,220	12,488
- 9% Senior Notes 2014 ($180.0 million)	180,000	--	--	180,000	--
- DVB-Security (up to $40 million)	20,000	1,667	3,333	3,333	11,667
- 7.25% Senior Convertible Notes 2017 ($80.0 million)	80,000	--	--	--	80,000
Total long – term debt obligations	$ 499,379	$ 27,585	$ 45,674	$ 218,529	$ 207,590
Estimated interest on long-term debt obligations					
- DVB Bank AG (up to $15.0 million)					
• Tranche A	$ 502	126	210	155	11
• Tranche B	--	--	--	--	--
- DVB Bank AG (Up to $61.3 million)	2,759	624	1,052	789	294
- DVB Bank AG (Up to $25.0 million)	1,344	297	485	338	224
- Nordea Bank Finland PLC	313	129	184	--	--
- Banco BICE (up to $15.0 million revolving facility)	560	560	--	--	--
- Natixis	1,335	638	383	211	103
- IFC UABL Paraguay	7,626	1,252	2,344	1,905	2,125
- IFC UABL	10,677	1,753	3,282	2,667	2,975
- OFID	4,576	751	1,407	1,143	1,275
- DVB / Natixis (up to $93.6 million)					
• Tranche A	3,917	756	1,055	875	1,231
• Tranche B	--	--	--	--	--
- BNDES	4,483	533	966	830	2,154
- DVB Bank SE (SBLC)	1,309	436	873	--	--
- 9% Senior Notes 2014 ($180.0 million)	64,800	16,200	32,400	16,200	--
- DVB-Security (up to $40.0 million)	4,624	814	1,420	1,138	1,252
- 7.25% Senior Convertible Notes 2017 ($80.0 million)	35,171	3,271	11,600	11,600	8,700
Total estimated interest on long – term debt obligations	143,996	28,140	57,661	37,851	20,344
2. Operating lease obligations	$ 7,884	$ 2,634	$ 4,586	$ 653	$ 11
3. Purchase obligations					
- Vessel construction					
• Bharati Shipyard [f]	39,624	35,221	4,403	--	--
• Wison Shipyard [g]	5,260	5,260	--	--	--
Total purchase obligations	$ 44,884	$ 40,481	$ 4,403	--	--
Total Contractual Obligations	696,143	98,841	112,324	257,032	227,946

(a) Represents the period from January 1, 2011 through December 31, 2011.
(b) Represents the period from January 1, 2012 through December 31, 2013.
(c) Represents the period from January 1, 2014 through December 31, 2015.
(d) Represents the period after December 31, 2015.
(e) Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2010. Amounts do not include interest payments.
(f) $39,624 of pending contractual obligations partially financed with $ 35,850 of pre-delivery proceeds from the DVB/Natixis loan facility. Additionally, such loan facility provides up to $33,600 as post-delivery financing subject to compliance with certain covenants.
(g) Fully financed with the proceeds from the second advance from the DVB/Security loan facility.

The interest rate and term assumptions used in these calculations are contained in the following table:

Obligation	Principal at December 31, 2010	Interest Rate	Period From-To
- DVB Bank AG (up to $15.0 million)			
• Tranche A	$ 8,650	1.50%	01/01/2011 – 02/28/2016
• Tranche B	--	1.50%	--
- DVB Bank AG (up to $61.3 million)	42,550	1.50%	01/01/2011 – 12/31/2016
- DVB Bank AG (up to $25.0 million)	17,000	1.80%	01/01/2011 – 11/30/2017
- Nordea Bank Finland PLC	8,780	1.55%	01/01/2011 – 12/31/2013
- Banco BICE (up to $15.0 million revolving facility)	15,000	3.70%	01/01/2011 – 10/12/2011
- Natixis (up to $13.6 million)	10,211	6.38%	01/01/2011 – 02/20/2012
- Natixis (up to $13.6 million)	9,303	1.55%	02/21/2012 – 02/28/2017
- IFC UABL Paraguay	25,000	4.94%	01/01/2011 – 06/30/2020
- IFC UABL	35,000	4.94%	01/01/2011 – 06/30/2020
- OFID	15,000	4.94%	01/01/2011 – 06/30/2020
- DVB / Natixis (up to $93.6 million)			
• Tranche A	24,150	3.30%	01/01/2011 – 03/30/2012
• Tranche A	24,150	2.30%	03/31/2012 – 12/31/2019
• Tranche B.	--	--	--
- BNDES	18,038	3.00%	01/01/2011 – 03/10/2027
- DVB Bank SE (SBLC)	21,500	2.00%	01/01/2011 – 11/11/2013
- DVB-Security (up to $30.0 million)	15,000	3.30%	01/01/2011 – 12/31/2018
- DVB-Security (up to $10.0 million)	5,000	6.67%	01/01/2011 – 12/31/2018

Interest expense calculations begin on January 1, 2011, end on the respective maturity dates and are based on contractual terms with the exception of the IFC/OFID credit facilities and DVB/Security credit facility. The Company, through its subsidiaries, has entered into interest rate collar and interest rate swap agreements related to borrowings under its IFC/OFID and DVB/Security credit facilities, respectively, whereby it has converted its variable rate borrowings into fixed rate borrowings. For purpose of this table, the Company has assumed the fixed rates of interest in calculating its obligations.

We believe, based upon current levels of operation, that cash flow from operations, combined with other sources of funds, will provide adequate liquidity to fund required payments of principal and interest on our debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Our ability to make scheduled payments of principal, or to pay interest on, or to refinance, our indebtedness, including the Notes, or to fund planned capital expenditures will depend on our ability to generate cash from our operation in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

G. SAFE HARBOR

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this Report.

ITEM 6. – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. George Wood has agreed to serve on our audit committee. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our executive officers and directors is H&J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Age	Position
Felipe Menendez Ross	56	Chief Executive Officer, President and Director
Ricardo Menendez Ross	61	Executive Vice President and Director
Leonard J. Hoskinson	57	Chief Financial Officer, Secretary and Director
Michael C. Hagan	64	Director
George Wood	65	Director
Fernando Barros Tocornal	53	Director
Alberto G. Deyros	55	Chief Accountant

Biographical information with respect to each of our directors, executives and key personnel is set forth below.

Felipe Menendez Ross. Mr. Menendez has been President, Chief Executive Officer and a Director of the Company since incorporation in December 1997, and is the brother of Ricardo Menendez. Mr. Menendez commenced his career in shipping in 1974. He is President, and has been a Director of Ultrapetrol S.A. since its incorporation in 1992 as well as the President and CEO of UABL. Mr. Menendez is also a Director of SIPSA S.A., or SIPSA, a Chilean publicly traded company controlled by the Menendez family. Mr. Menendez has been, and continues to be, actively involved in other businesses associated with the Menendez family, as well as other companies affiliated with SIPSA.

Ricardo Menendez Ross. Mr. Menendez is the Executive Vice President of the Company and CEO of UP Offshore and has been a Director of the Company since incorporation in December 1997, and is the brother of Felipe Menendez. Mr. Menendez began his career in the shipping industry in 1970 with Compania Chilena de Navegacion Interoceania S.A., and has continuously been involved in the management of the Menendez family's shipping interests. He is the President of Oceanmarine, and has been the Executive Vice President and a Director of Ultrapetrol S.A. since it was formed in 1992. Mr. Menendez is also a Director of SIPSA, and remains involved in the management of other Menendez family businesses. Mr. Menendez has been a member of the board of The Standard Steamship Owners' Protection & Indemnity Association (Bermuda) Limited (a member of the International Group of Protection & Indemnity Associations) since 1993 and is currently its Chairman. Mr. Menendez is also a Director of UABL.

Leonard J. Hoskinson . Mr. Hoskinson is the Chief Financial Officer of the Company, was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson has been employed by the Company and its subsidiaries for over 21 years. Prior to that, he had an international banking career specializing in ship finance spanning over 20 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (now part of the HSBC banking group). He is also a Director of UABL.

Michael C. Hagan . Mr. Hagan has been a Director since October 2006. He has served as Chief Executive Officer of American Commercial Lines (ACL) from 1991 to 2003, and has served as Executive Vice President from 1989 to 1991. ACL was at the time one of the largest inland river-oriented businesses engaged in barge transportation, marine terminal and marine equipment manufacturing businesses with peak sales of $850.0 million. Mr. Hagan started his career within ACL in American Commercial Barge Lines (ACBL), a subsidiary of ACL, where he was responsible for the sales and marketing of their inland barge operation. He then became Sales VP for CSX Transportation Railroad, with sales volume of $2.5 billion per annum in bulk and manufactured products as well as liquid chemicals. Mr. Hagan holds a B.S. in Business Administration from Brescia University. Mr. Hagan is a member of the National Waterways Foundation board of Directors and is a past Chairman of the American Waterways Operators.

George Wood. Mr. Wood has been a Director since October 2006. He has recently retired as managing director of Chancery Export Finance LLC (Chancery), a firm licensed by the Export Import Bank of the United States of America (ExIm Bank). Chancery provides ExIm Bank guaranteed financing for purchase of U.S. manufactured capital goods by overseas buyers. Prior to his designation as Managing Director of Chancery, Mr. Wood worked as Managing Director of Baltimore based Bengur Bryan & Co. (Bengur Bryan) providing investment-banking services to transportation related companies in the global maritime, U.S. trucking, motor coach and rail industries. Before his employment with Bengur Bryan in 2000, Mr. Wood was employed for 27 years in various managerial positions at the First National Bank of Maryland which included managing the International Banking Group as well as the bank's specialized lending divisions in leasing, rail, maritime and motor coach industries, encompassing a risk asset portfolio of $1.2 billion. Mr. Wood is a member of the board of Baltic Trading Inc. as well as part of the Audit Committee, and Nominating and Governance Committee. Baltic Trading Inc. is a shipping company focused on the dry bulk industry spot market and is currently trading on the NYSE. Mr. Wood holds a B.S. in Economics and Finance from University of Pennsylvania and an MBA from University of North Carolina and became a CPA in 1980. Mr. Wood presently serves as member of the Boards of Atlanta-based Infinity Rails Wawa Inc. Mr. Wood recently served for two years on the Board of LASCO Shipping Co.

Fernando Barros Tocornal. Mr. Barros is an Attorney and founding partner of the Chilean law firm of Barros & Errazuriz. Mr. Barros has vast experience in commercial, corporate and tax law, with an extensive practice in connection with the creation and development of financial, industrial and service companies. Likewise, Mr. Barros has vast experience in arbitration; he is a member of the National Board of Arbitrators, appointed by the President of Chile and is also a member of the Arbitration and Mediation Center of the Chamber of Commerce of Santiago and of the National Center of Arbitration, as well as acting as private arbitrator. As part of his academic activities, Mr. Barros was a professor of Commercial and Economic Law, he is a member of the Board of Universidad Finis Terrae, where he also served as Dean of the School of Law between 2000 and 2003. He is also a member of the Consulting Board of the Masters in Business Law of Universidad de los Andes and of the Pro Bono Foundation of Chile Mr. Barros is also a Director of a Chilean listed company including Sipsa S.A., the Chilean parent company of Ultrapetrol (Bahamas) Ltd.

Alberto G. Deyros. Mr. Deyros is the Chief Accountant of the Company and was appointed in April 2006. Mr. Deyros has been employed by the Company and its subsidiaries for more than nine years. Prior to that, he specialized in ship administration management over a period of 21 years. Mr. Deyros is a Certified Public Accountant and a graduate of Universidad de Buenos Aires.

B. COMPENSATION

The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $4.4 million for the fiscal year ended December 31, 2010. Neither the Company nor any of its subsidiaries provides retirement benefits.

Management Agreements

For the day to day management of our operations, we and / or our subsidiaries have entered into administrative and management agreements to provide specific services for our operations. We refer you to "Related Party Transactions" in Item 7.B of this report.

C. BOARD PRACTICES

Our audit committee is composed of Mr. Wood, one of our independent directors and is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our corporate governance practices are in compliance with Bahamian law, and we are exempt from many of the corporate governance provisions of the Nasdaq Marketplace Rules other than those related to the establishment of an audit committee.

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of The Bahamas. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices that we follow in lieu of Nasdaq's corporate governance rules are as follows:

- We do not have a board of directors with a majority of independent directors, nor are we required to under Bahamian law. However, we have two independent directors.
- In lieu of holding regular meetings at which only independent directors are present, our entire board of directors, may hold regular meetings, as is consistent with Bahamian law.
- In lieu of an audit committee comprising three independent directors, our audit committee will have at least one member, which is consistent with Bahamian law. The member of the audit committee is a financial expert. We cannot guarantee that at least one member of our audit committee will continue to meet this requirement.
- In lieu of a nomination committee comprising independent directors, our board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our memorandum of association.

- In lieu of a compensation committee comprising independent directors, our board of directors will be responsible for establishing the executive officers' compensation and benefits. Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

- In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bahamian law requirements, our memorandum of association provides that related party transactions must be approved by disinterested directors, and in certain circumstances, supported by a fairness opinion.

- Pursuant to our articles of association, we are required to obtain shareholder approval in order to issue additional securities.

- As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Bahamian law. Consistent with Bahamian law and as provided in our articles of association, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our memorandum of association provides that shareholders must give us 90 days advance notice to properly introduce any business at a meeting of the shareholders. Our memorandum of association also provides that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board from time to time).

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D. EMPLOYEES

As of December 31, 2010, we employed 1,219 employees, consisting of 422 land-based employees and 797 seafarers as crew on our vessels, of which 406 were in our River Business, 163 were in our Offshore Supply Business and 228 were in our Ocean Business. This represents a 16.4% increase with respect to December 31, 2009, mainly attributable to more operational pushboats in the river in 2010 and to the entry into operation of our feeder container vessels *M.V. Asturiano* and *M.V. Argentino* , partially offset by less Ocean crewmembers consistent with the sale of the Capesize fleet . Some of these employees were employed through various manning agents depending on the nationality as listed below:

• Indian crew:	Orient Ship Management & Manning Pvt., Ltd., Mumbai, India
• Argentine crew:	Ravenscroft Ship Management S.A., a subsidiary, Montevideo, Uruguay
• Filipino crew:	C.F. Sharp Crew Management, Manila, Philippines
• Ukrainian crew:	South Star Ltd., Odessa, Ukraine
• Romanian crew:	Corona Shipping SRL, Constantza, Romania
• Indonesian crew:	Indomarimo Maju PT, Jakarta, Indonesia
• Paraguayan crew:	Ravenscroft Ship Management S.A., a subsidiary, Montevideo, Uruguay

Our crew is employed under the standard collective bargaining agreements with the seafarers' union in their respective countries. The crew is employed on contractual terms valid for a fixed duration of service on board the vessels. We ensure that all the crew employed on board our vessels have the requisite experience, qualifications and certification to comply with all international regulations and shipping conventions. Our training requirements for the crew exceed the applicable statutory requirements. We always man our vessels above the safe manning requirements of the vessels' flag state in order to ensure proper maintenance and safe operation of the vessels. We have in force special programs such as a performance-related incentive bonus, which is paid to some of our senior officers upon rejoining our ships. This ensures retention of qualified and competent staff.

E. SHARE OWNERSHIP

For information concerning the share ownership in our Company of our officers and directors, please see Item 7 — Major Shareholders and Related Party Transactions.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information regarding the owners of more than five percent of our common stock as of March 9, 2011. The address of Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc. is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned	Voting Percentage (1)
Inversiones Los Avellanos S.A. (1) (2) (3) (8)	7,864,085	26.3%	71.1%
Hazels (Bahamas) Investments Inc. (1) (2) (4) (8)	7,864,085	26.3%	71.1%
FMR LLC (5)	5,122,388	16.9%	N/A
Franklin Resources, Inc. (6)	3,432,612	11.5%	N/A
Marathon Asset Management LLP (7)	1,912,761	6.4%	N/A
All directors and executive officers as a group (8) (9)	8,957,057	29.6%	72.2%

(1) Inversiones Los Avellanos S.A. ("Inversiones") and Hazels (Bahamas) Investments Inc. ("Hazels") are each entitled to seven votes for each share of common stock that they hold since the Company's IPO in October 2006 as well as for any seven-vote shares originally held by Solimar Holdings Ltd. and later purchased by either Inversiones or Hazels.

(2) Los Avellanos and Hazels have entered into an agreement pursuant to which they have agreed to vote their respective shares together in all matters where a vote of our shareholders is required. (See "Related Party Transactions" in Item 7.B. of this report).

(3) 4,735,517 shares entitled to seven votes per share plus 3,128,568 shares owned by Hazels (of which only 150,719 are entitled to one vote per share with the remaining shares being entitled to seven votes per share).

(4) 3,128,568 shares (2,977,849 entitled to seven votes per share and 150,719 entitled to one vote per share) plus 4,735,517 shares owned by Inversiones (all of them entitled to seven votes per share).

(5) As per Schedule 13G filed with US Securities and Exchange Commission on February 14, 2011 - includes 332,923 shares of Common Stock resulting from the assumed conversion of $2,500,000 principal amount of ULTRAPETROL CV 7.25% 1/17 (133.1691 shares of Common Stock for each $1,000 principal amount of debenture). Company does not make any representation on the accuracy of the information filed by third parties included here for information purposes only.

(6) As per Schedule 13G/A filed with US Securities and Exchange Commission on February 8, 2011. Company does not make any representation on the accuracy of the information filed by third parties included here for information purposes only.

(7) As per Schedule 13G/A filed with US Securities and Exchange Commission on February 3, 2011. Company does not make any representation on the accuracy of the information filed by third parties included here for information purposes only.

(8) Inversiones and Hazels are controlled by members of the Menendez family, including Felipe Menendez R., our President, Chief Executive Officer and a director, and Ricardo Menendez R., our Executive Vice President and a director. Inversiones is a wholly-owned subsidiary of SIPSA S.A. and Hazels is 99.8% owned by Los Avellanos.

(9) Includes 639,735 shares of restricted stock issued to companies controlled by our Chief Executive Officer, our Executive Vice President and our Chief Financial Officer. Includes 348,750 shares of common stock issuable within 60 days upon exercise of options granted to these companies which have vested, as well as 104,847 shares of restricted stock issued to our non-executive directors as part of their compensation for the services rendered to us as board members.

In connection with our Initial Public Offering in October 2006, Solimar Holdings Ltd. sold 147,436 shares as part of the over-allotment option by the underwriters, and Hazels (Bahamas) Investments Inc. sold 85,276 shares also as part of the over-allotment.

In connection with the Follow-on Offering made in April 2007, Solimar Holdings Ltd. sold 6,694,974 shares, Inversiones Los Avellanos S.A. sold 156,948 shares and Hazels (Bahamas) Investments Inc. sold 702,000 shares. During 2007, Hazels (Bahamas) Investments Inc. purchased 49,500 shares.

During 2008, the Company bought back 3,923,094 of its own shares and Hazels (Bahamas) Investments Inc. purchased 101,219 shares.

During 2010, Hazels (Bahamas) Investments Inc. acquired 2,977,690 shares of the Company from Solimar Holdings Ltd.

B. RELATED PARTY TRANSACTIONS

There are no revenues derived from transactions with related parties for each of the years ended December 31, 2010, 2009 and 2008. As of December 31, 2010, 2009 and 2008, the balances of the accounts receivable from and payables to all related parties were approximately $5.4 million, $5.0 million and $5.2 million, respectively.

Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)

We and our subsidiaries also contract with related parties for various services. Pursuant to a commercial agreement and an agency agreement with us, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) has agreed to perform the duties of commercial agent for our container feeder service, and port agent for us in Argentina. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Shipping Services Argentina S.A. commissions and fees. For each of the years ended December 31, 2010, 2009 and 2008 the amounts paid and / or accrued for such services amounted to $0.3

million, $0.2 million and $0.1 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

Certain of our directors and senior management hold similar positions with our related parties. Felipe Menendez R., who is our President, Chief Executive Officer and a director, is also a director of Maritima SIPSA S.A., and Shipping Services Argentina S.A. Ricardo Menendez R., who is our Executive Vice President and one of our directors, is also the President of Shipping Services Argentina S.A., and is a director of Maritima SIPSA S.A. In light of their positions with such entities, these officers and directors may experience conflicts of interest in selecting between our interests and those of Maritima SIPSA S.A. and Shipping Services Argentina S.A.

Navalia S.R.L.

Pursuant to a commercial and an agency agreement with us, Navalia S.R.L., or Navalia, has agreed to perform the duties of commercial agent for our container feeder service, and port agent for us in Ushuaia, Argentina. Navalia is directly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Navalia commissions and fees. For the year ended December 31, 2010, the amounts paid and / or accrued for such services amounted to $0.2 million. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

Commercial Commissions paid to Comintra Enterprise Ltd.

In 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Comintra, one of its shareholders. Under this agreement Comintra agreed to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.'s fleet with the Brazilian offshore oil industry. Comintra's responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

The parties agreed that Comintra's professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a monthly basis.

Comintra's services in connection with this agreement began on June 25, 2003, and, unless earlier terminated end on June 25, 2013.

UP Offshore (Bahamas) Ltd. may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of UP Offshore (Bahamas) Ltd. arising from contracts in Brazil are sold or (ii) Ultrapetrol and LAIF cease owning, jointly or separately, more than 50% of UP Offshore (Bahamas) Ltd.'s outstanding voting stock; (b) Comintra breaches any material term of this agreement; (c) in the event of gross negligence or material failure to perform the services by Comintra, or (d) upon mutual agreement.

In the event of termination under subsections (a) or (d) above, such termination shall not be effective unless and until UP Offshore (Bahamas) Ltd. shall have also paid to Comintra $2.5 million (less any fees already paid to Comintra through the termination date). Other than the figures mentioned above no further indemnification will be due by UP Offshore (Bahamas) Ltd. to Comintra.

For the years ended December 31, 2010, 2009 and 2008 the amounts paid and/or accrued for such services amounted to $1.1 million, $0.4 million and $0.3 million, respectively.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. In 2010, 2009 and 2008, UABL Paraguay paid to OTS S.A. $1.0 million, $1.0 million and $0.8 million, respectively, for this operation.

SIPSA S.A.

On May 20, 2008, we received a $7.9 million loan from SIPSA S.A., a related party, which we repaid fully on June 17, 2008. In connection with this financing we paid, during 2008, $0.04 million in interest to SIPSA S.A.

Registration Rights Agreement

We are parties to a registration rights agreement with Los Avellanos, Hazels and Solimar, our shareholders prior to our IPO, pursuant to which we granted them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which Los Avellanos, Hazels and Solimar are party, to require us to register under the Securities Act shares of our common stock held by Los Avellanos, Hazels or Solimar. Under the registration rights agreement, Los Avellanos, Hazels and Solimar have the right to request that we register the sale of shares held by them on their behalf and may require that we make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. We are required to pay all registration expenses in connection with the demand registrations under the registration rights agreement except that the underwriters' expenses reimbursement will be limited to one counsel. In addition, Los Avellanos, Hazels and Solimar have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us, for which we must pay all expenses.

On October 27, 2009, Solimar requested us to effect the registration of 2,977,690 registerable common shares issued in their name. On November 27, 2009, we filed a Registration Statement on form F-3, and subsequently amended it on February 18, 2010. On March 12, 2010, we filed a second amendment to our F-3. The Registration Statement was declared effective on February 18, 2010, and subsequently withdrawn on July 22, 2010, in connection with a transaction concluded on July 15, 2010, through which Hazels (Bahamas) Investments Inc., an original shareholder (each party in the transaction was a shareholder in Ultrapetrol prior to its Initial Public Offering) acquired 2,977,690 shares representing a 100% of the holdings that Solimar had in Ultrapetrol.

Under such transaction (concluded on July 15, 2010) all rights of Solimar pursuant to the Registration Rights Agreement have been transferred to Hazels.

Shareholders Agreement

Solimar, Los Avellanos and Hazels are party to a second amended and restated shareholders agreement, dated September 21, 2006, that became effective on October 18, 2006, that contains, among other things, provisions relating to director designation rights, restrictions of transfers of stock held by them and an agreement to vote their shares together on certain matters.

On July 15, 2010, Hazels acquired 2,977,690 shares representing 100% of the holdings that Solimar had in Ultrapetrol. Under such transaction all rights of Solimar pursuant to the Registration Rights Agreement have been transferred to Hazels.

Employment Agreements

We have entered into employment contracts with our President and Chief Executive Officer, Felipe Menendez R., our Executive Vice President, Ricardo Menendez R., our Chief Financial Officer, Leonard J. Hoskinson, and our Chief Accountant, Mr. Alberto G. Deyros. Each of these employment agreements has an initial term of three years from October 18, 2006 and is subject to one year renewals at our written election. In addition, on July 20, 2006, we entered into separate consulting agreements that became effective October 18, 2006, with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief accountant for work they performed for us in various different jurisdictions. Some of these consulting agreements obligate us to grant these companies an aggregate of 310,000 shares of restricted stock for which we expect to incur charges over the three year period of the agreement equal in the aggregate to the number of shares granted multiplied by $11.00 (the IPO price) and 348,750 shares issuable upon the exercise of options with an exercise price of $11.00 (the IPO price) pursuant to the Plan.

On October 29, 2009, we renewed these employment agreements as well as the consulting agreements. Some of these consulting agreements obligate us to grant these companies an aggregate of 329,375 shares of restricted stock for which we expect to incur charges over the three year period of the agreements equal in the aggregate to the number of shares granted multiplied by $5.11 (the quoted price of the share at the grant date). In addition, those consulting agreements also provide for up to 329,375 additional shares of restricted stock subject to performance of the consultants upon discretion of the disinterested members of our Board of Directors.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

B. SIGNIFICANT CHANGES

None.

ITEM 9 – THE OFFER AND LISTING

A. Information regarding the price history of the stock listed:

(a) High and low market prices for the five most recent full financial years

Per share prices	Financial Year Ended December 31, 2006	2007	2008	2009	2010
High	$ 13.62	$ 27.04	$ 17.44	$ 5.72	$ 7.92
Low	$ 9.81	$ 12.80	$ 1.84	$ 1.79	$ 4.05

(b) High and low market prices for each full financial quarter for the two most recent full financial years

Per share prices	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
High	$ 4.47	$ 5.72	$ 5.63	$ 5.49	$ 6.34	$ 6.52	$ 6.49	$ 7.92
Low	$ 1.79	$ 2.29	$ 3.85	$ 4.26	$ 4.38	$ 4.31	$ 4.05	$ 5.97

(c) High and low market prices for each month, for the most recent six months:

Per share prices	September 2010	October 2010	November 2010	December 2010	January 2011	February 2011
High	$ 6.49	$ 6.98	$ 7.08	$ 7.92	$ 6.67	$ 5.82
Low	$ 5.01	$ 6.07	$ 6.05	$ 6.21	$ 5.21	$ 5.11

B. PLAN OF DISTRIBUTION

Not Applicable.

C. MARKETS

Our Common Stock is listed on The Nasdaq Global Market under the symbol "ULTR".

D. SELLING SHAREHOLDERS

Not Applicable.

E. DILUTION

Not Applicable.

F. EXPENSES OF THE ISSUE

Not Applicable.

ITEM 10 – ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain provisions of the Company's Second Amended and Restated Memorandum of Association and Fourth Amended and Restated Articles of Association (hereinafter referred to as "the Memorandum and Articles of Association"). This summary is qualified in its entirety by reference to the International Business Companies Act, 2000 and the Company's Memorandum and Articles of Association. Information on where investors can obtain copies of the Memorandum and Articles of Association is described under the heading "Documents on Display" under this Item.

Objects and Purposes

The Company is incorporated in the Commonwealth of the Bahamas ("The Bahamas") under the name Ultrapetrol (Bahamas) Limited. The Registered Office of the Company is situated at H & J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084 Nassau, Bahamas. The Registered Agent of the Company is H & J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, Bahamas.

Clause 4 of the Company's Memorandum of Association provides that its purpose is to engage in any lawful act or activity for which companies organized under the International Business Companies Act, 2000 (the "Act") or any successor law to the Act that is at any time in force in the Commonwealth of The Bahamas, may now or hereafter be permitted to engage.

Directors

The Company shall have a board of directors (the "Board of Directors") which shall meet at least quarterly, and shall direct and oversee the management and affairs of the Company and which may exercise all the powers of the Company that are not expressly reserved to the Shareholders under the Articles, the Act or any other laws of the Commonwealth of The Bahamas. The Board of Directors may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board of Directors and to members of any committee, for attendance at the meetings of the Board of Directors or of such committee and for services rendered to the Company.

Subject always to the Act, the Company shall not enter into:

(i) any merger or consolidation involving the Company on the one hand and any Named Shareholder that is a Shareholder of the Company, any affiliate of such Named Shareholder or any member of the Company's management or Board of Directors or their respective affiliates (each an "Interested Party") on the other hand;

(ii) any sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions to one or more Interested Parties;

(iii) any merger or consolidation or sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions that would result in the receipt of different types or amounts of consideration per share by one or more Interested Parties on the one hand, and any other of the Company's Shareholders, on the other hand; and

(iv) any business transaction between the Company or its subsidiaries on the one hand and one or more Interested Parties on the other hand, involving a value in excess of $2 million;

without (A) having previously obtained, at the Company's expense, a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for the Company and, with respect to a transaction described in Section 2.12(a) (iii) above, for those Shareholders which are not Interested Parties and (B) such proposed transaction being approved by a majority of disinterested Directors of the Company. Any fairness opinion pursuant to the preceding sentence shall be rendered by an internationally recognized investment banking, auditing or consulting firm (or, if the proposed transaction involves the sale or purchase of a vessel or other floating assets, by an internationally recognized shipbroker) selected by the Company's disinterested Directors and engaged on behalf of the Company and / or its Shareholders. To qualify as a disinterested Director for purposes of this Section 2.12, a Director must not have a personal interest in the transaction at hand and must not otherwise have a relationship that, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. Further, should any such transaction require Shareholder approval, it must be approved by a majority vote of those Shareholders entitled to vote that are not Interested Parties.

In this connection, the International Business Companies Act, 2000, provides that subject to any limitations in the Memorandum and Articles of Association and any unanimous shareholder agreement, no such agreement or transaction is void or voidable by reason that the director is present at the meeting of directors that approves the agreement or transaction or that the vote of the director is counted for that purpose. Such agreement or transaction is valid if the material facts of the director's interest in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known to the shareholders entitled to vote at a meeting of the shareholders and the agreement or transaction is approved or ratified by resolution of the shareholders. A director who has an interest in any particular business to be considered at a meeting of directors may be counted for the purpose of determining whether the meeting is duly constituted. A director need not be a member of the Company and no shareholding qualification shall be necessary to qualify a person as a director.

Share Rights, Preferences, Restrictions

Dividends may be declared in conformity with applicable law by, and at the discretion of, the Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Company.

Subject as therein provided, the Articles may be amended, added to, altered or repealed, or new Articles may be adopted, at any annual or special meeting of the Shareholders by the vote of holders of a majority of the votes of the shares issued and outstanding and entitled to vote at such meeting of Shareholders. At all meetings of Shareholders of the Company, except as otherwise expressly provided by law, there must be present, either in person or by proxy, Shareholders of record holding at least a majority of the votes of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present. If after an adjournment an adjourned meeting is held, for the purpose of such adjourned meeting in order to establish a quorum there must be present, either in person or by proxy, Shareholders of record holding at least a one-third of the votes of the shares issued and outstanding and entitled to vote at such adjourned meeting.

If a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the votes represented at the meeting shall be the act of the Shareholders of the Company. At any meeting of Shareholders of the Company, with respect to a matter for which a Shareholder is entitled to vote, each such Shareholder shall be entitled to one (1) vote for each share of Common Stock it holds; provided that the Named Shareholders, as such term is defined in the Memorandum of Association, shall be entitled to seven (7) votes for each share of Common Stock held by it that was initially acquired by a Named Shareholder prior to the completion of the Company's initial public offering (which right shall be personal and non-transferable, unless to another Named Shareholder or Permitted Transferee, as such term is defined in the Memorandum of Association), or with respect to such shares sold by one Named Shareholder to another Named Shareholder subject to the limitations set forth in the Memorandum of Association. Each Shareholder may exercise such voting right either in person or by proxy provided, however, that no proxy shall be valid after the expiration of eleven months from the date such proxy was authorized unless otherwise provided in the proxy. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient to support an irrevocable power. A Shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Company.

Notice of every annual and special meeting of Shareholders of the Company, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the date, time, place and purpose thereof, and in the case of special meetings, the name of the person or persons at whose direction the notice is being issued, shall be given personally or sent by mail, telegraph, cablegram, telex, teleprinter or such other method (including electronic mail) as permitted by the United States Securities and Exchange Commission and the NASDAQ Marketplace Rules on the date thereof, at least fifteen (15) but not more than sixty (60) days before such meeting, to each Shareholder of record entitled to vote thereat and to each Shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the Shareholder at his address as the same appears on the record of Shareholders of the Company or at such address as to which the Shareholder has given notice to the Secretary. Notice of a meeting need not be given to any Shareholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof the lack of notice to him.

There are no limitations under the laws of The Bahamas on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

C. MATERIAL CONTRACTS

None.

D. EXCHANGE CONTROLS

Under Bahamian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. TAX CONSIDERATIONS

The following is a discussion of the material Bahamian and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common stock. This discussion does not purport to deal with the tax consequences of owning shares of our common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase our common stock in connection with this offering and hold our common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

Any material tax considerations relevant to an investment decision by a U.S. Holder or Non-U.S. Holder, each as defined below, with respect to securities registered under this registration statement other than our common stock, will be described in a prospectus supplement issued in connection with the offering of such securities.

Bahamian Tax Considerations

In the opinion of Higgs & Johnson, our Bahamian counsel, the following are the material Bahamian tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Commonwealth of The Bahamas. Under current Bahamian law, we are not subject to tax on income or capital gains, and no Bahamian withholding tax will be imposed upon payments of dividends by us to our shareholders for a period of twenty years from our date of incorporation.

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to the Company of its activities and to U.S. Holders and Non-U.S. Holders, of our common stock. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Prospectus Summary" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Ultrapetrol (Bahamas) Limited and its subsidiaries on a combined basis.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: in General

We anticipate that we will earn substantially all our income from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as "shipping income."

Unless exempt from U.S. federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, we will be subject to U.S. federal income tax on our shipping income that is treated as derived from sources within the United States, to which we refer as U.S.-source shipping income. For these purposes, U.S.-source shipping income includes 50% of our shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law and therefore do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the final Treasury Regulations promulgated thereunder, or the final regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

(1) it is organized in a qualified foreign country which, as defined, is one that grants an "equivalent exemption" to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer to as the Country of Organization Test; and

(2) either

(A) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders which as defined includes individuals who are "residents" of a qualified foreign country which we refer to as the 50% Ownership Test, or

(B) its stock, or that of its 100% parent, is "primarily and regularly traded on an established securities market" in a qualified foreign country or in the U.S., which we refer to as the Publicly-Traded Test.

The Commonwealth of The Bahamas and Panama, the jurisdictions where we and our vessel-owning subsidiaries are incorporated, each have been officially recognized by the IRS as a qualified foreign country that grants the requisite equivalent exemption from tax in respect of each category of shipping income we and our subsidiaries earn and currently expect to earn in the future. Therefore, we and each of our subsidiaries will be exempt from U.S. federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. We do not believe that we are able to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability and that of our subsidiaries to qualify for exemption under Section 883 is solely dependent upon satisfaction of the Publicly-Traded Test as discussed below.

The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is "primarily traded" on the Nasdaq Global Market.

Under the final regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, will be listed on the market, which we refer to as the listing threshold. Since our common stock is listed on the Nasdaq Global Market, we satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the final regulations provide that the trading frequency and trading volume lists will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the issued and outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, which we refer to as the 5 Percent Override Rule.

For purposes of being able to determine the persons who own 5% or more of our stock, or the 5% Shareholders, the final regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Commission as having a 5% or more beneficial interest in our common stock. The final regulations further provide that an investment company identified on a filing with the Commission on Schedule 13G or Schedule 13D which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

We anticipate that our 5% Shareholders may own a majority of our common stock. If our 5% Shareholders own a majority of our common stock, then we will be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders.

We believe that we will be able to establish that a sufficient number of shares of our common stock are owned by qualified shareholders among our 5% Shareholders in order to qualify for the benefits of Section 883. However, there can be no assurance that we will be able to continue to satisfy the substantiation requirements in the future.

Taxation in the Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

- we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

- substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

If we and our subsidiaries qualify for exemption under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. In the absence of the benefits of exemption under Section 883, we and our subsidiaries will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is anticipated that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. FEDERAL INCOME TAXATION OF U.S. HOLDERS

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as '"passive category income" or, in the case of certain types of U.S. Holders, as "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that: (1) our common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Legislation has previously been introduced in the U.S. Congress which would prevent our dividends from qualifying for these preferential rates prospectively from the date of enactment.

Special rules may apply to any "extraordinary dividend" — generally, a dividend equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock — paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. Depending upon the amount of a dividend paid by us, such dividend may be treated as an "extraordinary dividend."

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for U.S. federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

- at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

- at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, have been nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the period chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we and our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from period charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below. In addition, if we were to be treated as a passive foreign investment company for any taxable year after 2010, a U.S. holder would be required to file an annual report with the Internal Revenue Service for that year with respect to such holder's common stock.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder", the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, to whom we refer as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

- the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;
- the amount allocated to the current taxable year would be taxed as ordinary income; and
- the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. FEDERAL INCOME TAXATION OF "NON-U.S. HOLDERS"

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a Non-U.S. Holder.

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

- the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or
- the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. Holder will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a non-corporate U.S. Holder:

- fails to provide an accurate taxpayer identification number;
- is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or
- in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-U.S. Holder sells its common stock to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S.

backup withholding and information reporting unless such holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells its common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such holder sells its common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed its income tax liability by filing a refund claim with the IRS.

F. DIVIDEND AND PAYING AGENTS

Not Applicable.

G. STATEMENTS BY EXPERTS

The information and data in Item 4.B relating to the international maritime transportation industry have been provided by Doll Shipping Consultancy ("DSC") an independent United Kingdom-based company providing market analysis and strategic planning services to the shipping industry. DSC bases its analysis on information drawn from published and private sources. DSC has advised us that (1) some industry data included in the referenced section of this filing is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, (2) the published information of other maritime data collection experts may differ from this data, and (3) while DSC has taken reasonable care in the compilation of the industry statistical data and believe them to be correct, data collection is subject to limited audit and validation procedures.

H. DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Ocean Centre, Montague Foreshore East Bay Street, Nassau, Bahamas.

I. SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Item 5 — Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures About Market Risk."

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2010). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2010, based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment, management, including the Company's chief executive and chief financial officer, determined that the Company's internal controls over financial reporting were effective as of December 31, 2010, based on the criteria in Internal Control—Integrated Framework issued by COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Pistrelli, Henry Martin y Asociados S.R.L., members of Ernst & Young Global, the Company's independent registered public accounting firm, who audited the financial statements included in the Annual Report, has audited and reported on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2010, as stated in their report which appears elsewhere in this Annual Report.

(c) Attestation Report of Independent Registered Public Accounting Firm

The Attestation Report appears under Item 18 and is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee composed of one board member that is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The sole member of the audit committee, Mr. George Wood, is an independent director and the audit committee financial expert.

ITEM 16B – CODE OF ETHICS

The Company has adopted a code of ethics applicable to the Company's principal executive officer and principal financial officer, principal accounting officer or controller, which complies with the definition of a "code of ethics", set out in Section 406(c) of the Sarbanes-Oxley Act of 2002.

We will provide to any person without charge, upon request, a copy of the code of ethics. Written requests for such copies must be sent to the Company Secretary at our principal executive offices at Ultrapetrol (Bahamas) Limited, c/o H&J Corporate Services Ltd., Ocean Center, Montagu Foreshore, East Bay Street, Nassau, Bahamas, P.O. Box SS-19084.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pistrelli, Henry Martin y Asociados S.R.L. member of Ernst & Young Global is the independent registered public accounting firm that audits the financial statements of the Company and its subsidiaries.

Aggregate fee for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2009 and 2010 in each of the following categories were:

	Year ended December 31,	
	2010	2009
	(in thousands of U.S. dollars)	
Audit fees	1,263	1,002
Audit-related fees	--	--
Tax fees	142	90
Total fees	1,405	1,092

Audit fees include fees associated with the annual audit of the Company and subsidiaries, statutory audits of subsidiaries required internationally, comfort letters and SEC filings in connection with our public offerings of our common stock.

Tax fees relate to tax compliance and tax advice.

Prior to our initial public offering, all audit, audit-related, and non audit services provided by our independent auditor were pre-approved by the board of directors. Since our initial public offering, all such services are pre-approved by our audit committee, which was formed at the time of our initial public offering.

ITEM 16D – EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

No such purchases were made in the period covered by this report.

ITEM 16F – CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G – CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country, the Bahamas, in lieu of NASDAQ's corporate governance rules, or the NASDAQ Rules. The Company complies fully with the NASDAQ Rules, except that the Company's corporate governance practices deviate from the NASDAQ Rules in the following ways:

- The Company does not have a board of directors with a majority of independent directors. However, the Company does have two independent directors.
- In lieu of holding regular meetings at which only independent directors are present, the Company's entire board of directors may hold regular meetings.
- In lieu of an audit committee comprising three independent directors, the Company's audit committee has one member, who meets the NASDAQ requirement of a financial expert.
- In lieu of a nomination committee comprising independent directors, the Company's board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in the Company's memorandum of association.
- In lieu of a compensation committee comprising independent directors, our board of directors will be responsible for establishing the executive officers' compensation and benefits. Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

- In lieu of obtaining an independent review of related party transactions for conflicts of interests, the Company's memorandum of association provides that related party transactions must be approved by disinterested directors, and in certain circumstances, supported by a fairness opinion.
- Pursuant to the Company's articles of association, the Company is required to obtain shareholder approval in order to issue additional securities.
- As a foreign private issuer, the Company is not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Bahamian law.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Not Applicable.

ITEM 18 – FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-49, together with the report of independent registered public accounting firm are filed as part of this annual report:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008 with Reports of Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE
• Management´s Report on Internal Control over Financial Reporting	
• Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	
• Report of Independent Registered Public Accounting Firm	
• Consolidated Financial Statements	
– Consolidated Balance Sheets at December 31, 2010 and 2009	- F-1 -
– Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008	- F-2 -
– Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2009 and 2008	- F-3 -
– Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008	- F-4 -
– Notes to Consolidated Financial Statements	- F-5 -

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2010 AND 2009

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31, 2010	At December 31, 2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 105,570	$ 53,201
Restricted cash	1,661	1,658
Accounts receivable, net of allowance for doubtful accounts of $555 and $411 in 2010 and 2009, respectively	24,675	16,402
Operating supplies	3,176	3,743
Prepaid expenses	3,643	4,210
Other receivables	24,153	32,432
Other current assets	117	2,684
Total current assets	162,995	114,330
NONCURRENT ASSETS		
Other receivables	5,796	11,253
Restricted cash	1,183	1,181
Vessels and equipment, net	612,696	571,478
Dry dock	5,688	5,281
Investment in affiliates and receivables from 50% owned companies	6,824	6,790
Intangible assets	1,151	1,456
Goodwill	5,015	5,015
Other assets	13,145	8,390
Deferred income tax assets	9,304	7,760
Total noncurrent assets	660,802	618,604
Total assets	**$ 823,797**	**$ 732,934**
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 24,054	$ 13,707
Accrued interest	2,278	2,008
Current portion of long-term financial debt	27,586	21,286
Other current liabilities	10,759	8,977
Total current liabilities	64,677	45,978
NONCURRENT LIABILITIES		
Long-term financial debt	471,793	384,245
Deferred income tax liabilities	16,142	13,033
Other liabilities	2,391	1,095
Total noncurrent liabilities	490,326	398,373
Total liabilities	**555,003**	**444,351**
EQUITY		
Common stock, $01 par value: 100,000,000 authorized shares; 29,943,653 shares outstanding in 2010 and 2009	338	338
Additional paid-in capital	271,224	269,958
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	11,986	17,357
Accumulated other comprehensive income (loss)	(597)	15,538
Total Ultrapetrol (Bahamas) Limited stockholders equity	**263,463**	**283,703**
Noncontrolling interest	5,331	4,880
Total equity	**268,794**	**288,583**
Total liabilities and equity	**$ 823,797**	**$ 732,934**

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,		
	2010	2009	2008
REVENUES	$ 230,445	$ 220,529	$ 303,575
OPERATING EXPENSES (1)			
Voyage expenses	(61,583)	(60,575)	(75,290)
Running costs	(89,339)	(80,032)	(89,186)
Amortization of dry docking	(4,186)	(3,425)	(3,580)
Depreciation of vessels and equipment	(29,880)	(37,609)	(34,253)
Amortization of intangible assets	(305)	(718)	(787)
Administrative and commercial expenses	(27,051)	(25,065)	(24,396)
Loss on write-down of vessels	-	(25,000)	-
Other operating income, net	617	2,844	6,513
	(211,727)	(229,580)	(220,979)
Operating profit (loss)	**18,718**	**(9,051)**	**82,596**
OTHER INCOME (EXPENSES)			
Financial expense	(25,925)	(24,248)	(25,128)
Other financial (expenses) income, net	(492)	1,011	(5,414)
Financial income	399	340	1,156
Gains on derivatives, net	10,474	241	8,816
Investment in affiliates	(341)	(28)	(442)
Other, net	(875)	(707)	(558)
Total other income (expenses)	(16,760)	(23,391)	(21,570)
Income (Loss) from continuing operations before income taxes	**1,958**	**(32,442)**	**61,026**
Income taxes (expenses) benefit	(6,363)	(5,355)	4,173
(Loss) Income from continuing operations	**(4,405)**	**(37,797)**	**65,199**
(Loss) from discontinued operations	**(515)**	**(2,131)**	**(16,448)**
Net (Loss) income	**(4,920)**	**(39,928)**	**48,751**
Net (loss) income attributable to noncontrolling interest	451	(90)	1,228
Net (Loss) income attributable to Ultrapetrol (Bahamas) Limited	**$ (5,371)**	**$ (39,838)**	**$ 47,523**
Amounts attributable to Ultrapetrol (Bahamas) Limited:			
(Loss) Income from continuing operations	$ (4,856)	$ (37,707)	$ 63,971
(Loss) from discontinued operations	(515)	(2,131)	(16,448)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	**$ (5,371)**	**$ (39,838)**	**$ 47,523**
(LOSS) INCOME PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED:			
From continuing operations	$ (0.16)	$ (1.28)	$ 1.99
From discontinued operations	(0.02)	(0.07)	(0.51)
	$ (0.18)	**$ (1.35)**	**$ 1.48**
Basic weighted average number of shares	29,525,025	29,426,429	32,114,199
Diluted weighted average number of shares	29,525,025	29,426,429	32,213,741

(1) Operating expenses included $1,542, $619 and $433 in 2010, 2009 and 2008, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity							
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity
December 31, 2007	33,443,030	$ 334	$ 266,647	$ -	$ 9,672	$ (23,511)	$ 3,742	$ 256,884
Compensation related to options and restricted stock granted	-	-	1,778	-	-	-	-	1,778
Repurchase of common shares	(3,923,094)	-	-	(19,488)	-	-	-	(19,488)
Comprehensive income:								
- Net income	-	-	-	-	47,523	-	1,228	48,751
- Effect of derivative financial instruments	-	-	-	-	-	88,934	-	88,934
Total comprehensive income								137,685
December 31, 2008	29,519,936	334	268,425	(19,488)	57,195	65,423	4,970	376,859
Compensation related to options and restricted stock granted	423,717	4	1,533	-	-	-	-	1,537
Comprehensive loss:								
- Net loss	-	-	-	-	(39,838)	-	(90)	(39,928)
- Effect of derivative financial instruments	-	-	-	-	-	(49,885)	-	(49,885)
Total comprehensive loss								(89,813)
December 31, 2009	29,943,653	338	269,958	(19,488)	17,357	15,538	4,880	288,583
Compensation related to restricted stock granted	-	-	1,266	-	-	-	-	1,266
Comprehensive loss:								
- Net loss	-	-	-	-	(5,371)	-	451	(4,920)
- Effect of derivative financial instruments	-	-	-	-	-	(16,135)	-	(16,135)
Total comprehensive loss								(21,055)
December 31, 2010	29,943,653	$ 338	$ 271,224	$ (19,488)	$ 11,986	$ (597)	$ 5,331	$ 268,794

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Stated in thousands of U.S. dollars)

	For the years ended December 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$ (4,920)	$ (39,928)	$ 48,751
Adjustments to reconcile net (loss) income to total cash flows provided by operating activities:			
Loss from discontinued operations	515	2,131	16,448
Depreciation of vessels and equipment	29,880	37,609	34,253
Amortization of dry docking	4,186	3,425	3,580
Expenditure for dry docking	(8,204)	(5,242)	(3,105)
Gains on derivatives, net	(10,474)	(241)	(8,816)
Debt issuance expense amortization	1,340	1,026	1,015
Amortization of intangible assets	305	718	787
(Gain) on sale of vessels	(724)	(1,415)	-
Net losses from investment in affiliates	341	28	442
Allowance for doubtful accounts	359	(21)	184
Loss on write-down of vessels	-	25,000	-
Share - based compensation	1,266	1,537	1,778
Changes in assets and liabilities:			
(Increase) Decrease in assets:			
Accounts receivable	(8,632)	1,401	(2,386)
Other receivables, operating supplies and prepaid expenses	(2,827)	7,940	(19,471)
Other	1,369	2,170	4,528
Increase (Decrease) in liabilities:			
Accounts payable	10,661	(7,609)	4,934
Other payables	6,403	9,055	(3,020)
Other	-	1,095	-
Net cash provided by operating activities from continuing operations	**20,844**	**38,679**	**79,902**
Net cash (used in) provided by operating activities from discontinued operations	**(1,950)**	**37**	**(8,645)**
Total cash flows provided by operating activities	**18,894**	**38,716**	**71,257**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of vessels and equipment	(105,247)	(90,095)	(135,876)
Proceeds from disposals of vessels, net	36,584	9,840	-
(Increase) Decrease in funding collateral of FFAs	2,034	(5,981)	54,020
Cash settlement received (paid) on FFAs	10,474	-	(5,408)
Other	66	2,638	556
Net cash (used in) investing activities from continuing operations	**(56,089)**	**(83,598)**	**(86,708)**
Net cash provided by (used in) investing activities from discontinued operations	**1,950**	**-**	**(1,283)**
Total cash flows used in investing activities	**(54,139)**	**(83,598)**	**(87,991)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Scheduled repayments of long-term financial debt	(11,292)	(13,594)	(17,795)
Early repayment of long-term financial debt	-	(22,894)	-
Net decrease in short-term financial debt	-	-	(15,000)
Proceeds from issuance of 7.25% Senior Convertible Notes, net of issuance costs	76,095	-	-
Proceeds from long-term financial debt	25,000	29,079	113,800
Funds used in repurchase of common shares	-	-	(19,488)
Other	(2,189)	(367)	(3,186)
Net cash provided by (used in) financing activities from continuing operations	**87,614**	**(7,776)**	**58,331**
Net increase (decrease) in cash and cash equivalents	**52,369**	**(52,658)**	**41,597**
Cash and cash equivalents at the beginning of year (including $304, $2,546 and $1,448 related to discontinued operations)	**$ 53,201**	**$ 105,859**	**$ 64,262**
Cash and cash equivalents at the end of year (including $304, $304 and $2,546 related to discontinued operations)	**$ 105,570**	**$ 53,201**	**$ 105,859**

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

1. NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for containers, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry. In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and containers.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

b) Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years. Significant estimates have been made by management, including the allowance for doubtful accounts, insurance claims receivable, useful lives and valuation of vessels, hedge accounting, recoverability of tangible and intangible assets and certain accrued liabilities. Actual results may differ from those estimates.

c) Revenues and related expenses

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, prices are fixed or determinable and collection is reasonably assured.

The Company does not begin recognizing revenue if the charter agreement has not been entered into with the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts. Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue from affreightment / voyage contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion. In our River Business, a voyage is deemed to commence upon the departure of the discharged barge of the previous voyage and is deemed to end upon the completion of discharge of the current voyage. The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected for the voyage. The position of the barge at the balance sheet date is determined by locating the position of the pushboat with the barge in tow through the use of a global positioning system ("GPS").

Demurrage income represents charges made to the charterer when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

From time to time we provide ship salvage services under Lloyd's Standard Form of Salvage Agreement ("LOF"). The Company recognizes costs as incurred on these LOF services. Revenue is recorded at the time the LOF settlement or arbitration award occurs. In those cases where a minimum salvage remuneration is guaranteed or determined by contract then such minimum amount is recognized in revenue when services are rendered.

Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements. The commissions paid in advance are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. Bunker expenses are capitalized when acquired as operating supplies and subsequently charged to voyage expenses as consumed. All other voyage expenses and other vessel operating expenses are expensed as incurred.

d) Foreign currency translation

The Company uses the US dollar as its functional currency. Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month. Certain subsidiaries enter into transactions denominated in currencies other than their functional currency. Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the consolidated statements of operations in the period in which the currency exchange rate changes.

e) Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market instruments and interest-bearing deposits. The credit risk associated with cash and cash equivalents is considered to be low due to the high credit quality of the financial institutions with which the Company operates.

f) Restricted cash

Certain of the Company's loan agreements require the Company to fund: (a) a loan retention account equivalent to the next loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi annually) plus interest which is used to fund the loan installments coming due and (b) a drydocking account which is restricted for use and can only be used for the purpose of paying for drydocking or special survey expenses.

g) Accounts receivable

Substantially all of the Company's accounts receivable are due from international oil companies, international grainhouses and traders. The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral. Expected credit losses are provided for in the consolidated financial statements for all expected uncollectible accounts.

Changes in the allowance for doubtful accounts for the three years ended December 31, 2010, were as follow:

	For the years ended December 31,		
	2010	**2009**	**2008**
Balance at January 1	$ 411	$ 432	$ 248
Provision	377	443	201
Recovery	(18)	(464)	(17)
Amounts written off (1)	(215)	-	-
Balance at December 31	$ 555	$ 411	$ 432

(1) Accounts charged to the allowance when collection efforts cease.

h) Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to hull and machinery (H&M), protection and indemnity (P&I), loss of hire (LOH) and strike insurance coverage. They are recorded when the recovery of an insurance claim is probable. Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is either a client or a member. Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts to $1,881 and $4,781 at December 31, 2010 and 2009, respectively.

i) Operating supplies

Such amounts consist principally of fuel and supplies that are recorded at the lower of cost or market and are charged to operating expenses as consumed determined on a first-in, first-out basis.

j) Vessels and equipment, net

Vessels and equipment are stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions renewals or major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the safety of the vessels.

Depreciation is computed net of the estimated scrap value which is equal to the product of each vessel's lightweight tonnage and estimated scrap value per lightweight ton and is recorded using the straight-line method over the estimated useful lives of the vessels. Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life.

From time to time, the Company acquires vessels which have already exceeded the Company's useful life policy, in which case the Company depreciates such vessels based on its best estimate of such vessel's remaining useful life, typically until the next survey or certification date.

Improvements to leased property are amortized over the shorter of their economic life or the respective lease term.

At December 31, 2010 the estimated useful life of each of the Company's major categories of assets is as follows:

	Useful life (in years)
Ocean-going vessels	24 to 27
PSVs	24
River barges and push boats	35
Buildings	20 to 30
Furniture and equipment	5 to 15

However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, these regulations do not affect any of our vessels.

At the time vessels are disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income.

Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. The amount of an impairment charge, if any, would be determined using discounted cash flows expected to result from the use of the asset and its eventual disposition.

Given the overriding effects of the global economic slowdown, demand for the dry-bulk Ocean Business vessels was soft during 2009. Accordingly, the Company based upon the information that was known to it as of December 31, 2009 recorded an impairment charge of $25,000 to write down the carrying amount of its Capesize Princess Marisol to its estimated fair value as of December 31, 2009.

k) Dry dock costs

The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. Costs incurred to drydock a
vessel / pushboat are deferred and amortized using the straight-line method over the period to the next drydock, generally 24 to 36 months. Drydocking costs incurred are comprised of: painting the vessel's hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. The unamortized portion of dry dock costs for vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

Expenditures for maintenance and minor repairs are expensed as incurred.

l) Investments in affiliates

These investments are accounted for by the equity method. At December 31, 2010 and 2009 this includes our interest in 50% of Puertos del Sur S.A. and Obras Terminales y Servicios S.A. ("OTS S.A.") and in 49% of Marítima Sipsa S.A.

m) Identifiable intangible assets

The Company's intangible assets arose as a result of the Ravenscroft acquisition in 2006, and consist principally of a safety management system, software, and existing customer contracts, which are being amortized over useful lives ranging from three to eight years using the straight-line method.

Accumulated amortization at December 31, 2010 and 2009 amounted to $3,187 and $2,882, respectively and amortization for the three years ended December 31, 2010 amounted to $305 and $718 and $787, respectively. Amortization of intangible assets for the five years subsequent to December 31, 2010 is expected to be $175 in each of 2011, 2012 and 2013 and $44 in 2014.

n) Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. The Company performs an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company's impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value of the reporting unit, the Company uses a discounted future cash flow ("DCF") approach that uses estimates for revenue, costs and appropriate discount rates, among others. These various estimates are reviewed each time the Company tests goodwill for impairment and many are developed as part of the Company's routine business planning and forecasting process. The Company believes its estimates and assumptions are reasonable; however, variations from those estimates could produce materially different results.

o) Other assets

This account includes: (i) costs incurred to issue debt net of amortization costs, which are being amortized over the term of the debt using the effective interest rate method, and (ii) assets of discontinued operations (see Note 15).

p) Accounts payable

Accounts payable at December 31, 2010 and 2009 consists of insurance premium payables, operating expenses, and customers advances collected, among others.

q) Comprehensive income (loss)

Comprehensive (loss) income is the total of net (loss) income and all other changes in equity of a company that result from transactions and other economic events of a reporting period other than transactions with owners. Comprehensive income (loss) is reflected in the consolidated statements of changes in equity.

The components of accumulated other comprehensive income (loss) in the consolidated balance sheets were as follows:

	At December 31,	
	2010	2009
Unrealized net losses on interest rate collar	$ (716)	$ -
Unrealized net losses on interest rate swap	(34)	-
Unrealized net gains on EURO hedge	153	162
Unrealized net gains on FFA	-	15,376
Accumulated other comprehensive income (loss)	$ (597)	$ 15,538

At December 31, 2010, the Company expects that it will reclassify $951 of net losses on interest rate collar and interest rate swap from accumulated other comprehensive income (loss) to earnings during the next twelve months related to the payments of interest of our variable interest rate debt that will affect earnings for 2011.

The components of the change in the accumulated unrealized net income (losses) on derivative financial instruments were as follows:

	For the years ended December 31,		
	2010	2009	2008
Reclassification adjustments for amounts included in net (loss) income:			
Revenues	$ (6,193)	$ (32,279)	$ 1,498
Voyage expenses	-	490	(379)
Depreciation of vessels and equipment	(9)	(8)	(12)
Financial expense	401	-	-
Gains on derivative, net	(10,710)	-	-
Change in unrealized impact on:		-	-
Interest rate collar	(1,117)	-	-
Interest rate swap	(34)	-	-
FFA	1,527	(18,088)	88,045
Forward fuel purchases	-	-	(218)
	$ (16,135)	$ (49,885)	$ 88,934

r) Derivative financial instruments

The Company from time to time uses derivative financial instruments to reduce risk from foreign currency fluctuations, changes in spot market rates for oceangoing vessels, changes in interest rate and changes in bunker fuel prices.

The Company recognizes all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in income.

Derivative financial instruments that are not designated as hedges for accounting purposes are adjusted to fair value through income.

s) Earnings per share

Basic net (loss) income per share is computed by dividing the net (loss) income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury. Diluted (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares. In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock and if-converted methods, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the conversion of all outstanding convertible notes.

For the years ended December 31, 2010 and 2009, the Company had a net loss from continuing operations and therefore the effect of potentially dilutive securities was antidilutive and is not included in shares outstanding for purposes of computing diluted (loss) income per share.

For the years ended December 31, 2010 and 2009 the effect of dilutive securities would have been approximately 520,000 and 120,000 common shares, respectively.

For the years ended December 31, 2010, 2009 and 2008, the Company excluded from the computation of diluted (loss) income per share options to purchase 348,750, 348,750 and 378,884 common shares, respectively. These options were outstanding during these years but were excluded because they were antidilutive, as the option exercise price was greater than the average market price of the common share.

The following table sets forth the computation of basic and diluted (loss) income per share attributable to Ultrapetrol (Bahamas) Limited.

	For the years ended December 31,		
	2010	2009	2008
(Loss) Income from continuing operations	$ (4,856)	$ (37,707)	$ 63,971
(Loss) from discontinued operations	(515)	(2,131)	(16,448)
Net (loss) income	$ (5,371)	$ (39,838)	$ 47,523
Basic weighted average number of shares	29,525,025	29,426,429	32,114,199
Effect on dilutive shares:			
Options and restricted stock	-	-	52,451
Warrants issued	-	-	47,091
Diluted weighted average number of shares	29,525,025	29,426,429	32,213,741
Basic and diluted (loss) income per share:			
From continuing operations	$ (0.16)	$ (1.28)	$ 1.99
From discontinued operations	(0.02)	(0.07)	(0.51)
	$ (0.18)	$ (1.35)	$ 1.48

t) Stock compensation

Stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee's service period, which is generally the vesting period of the equity grant. The fair value of performance based restricted common stock awards that are probable of being earned is expensed over the performance periods as the awards vest.

u) Other operating income, net

For the three years ended December 31, 2010, this account includes:

	For the years ended December 31,		
	2010	2009	2008
Gain on sale of vessels, net	$ 724	$ 1,415	$ -
Claims against insurance companies, net	(46)	1,429	4,334
Other	(61)	-	2,179
	$ 617	$ 2,844	$ 6,513

v) Income taxes

The Company accounts for deferred income taxes under the liability method. Under this method, deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes. Deferred tax assets are recognized for all deductible temporary differences and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the deferred tax assets will be realized. Deferred tax is measured based on tax rates and laws enacted or substantively enacted at the balance sheet date in any jurisdiction.

Income tax regulations in the different countries in which we operate are subject to interpretation by taxing authorities. As a result, our judgment in the determination of uncertain income tax positions could be interpreted differently. In this sense, the income tax returns of our primary income tax jurisdictions remain subject to examination by related tax authorities. The tax returns are open to examination from 3 to 7 years.

3. DRY DOCK

The capitalized amounts in dry dock at December 31, 2010 and 2009 were as follows:

	At December 31,	
	2010	2009
Original book value	$ 16,308	$ 15,160
Accumulated amortization	(10,620)	(9,879)
Net book value	$ 5,688	$ 5,281

4. VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2010 and 2009 were as follows:

	At December 31,	
	2010	2009
Ocean-going vessels	$ 124,596	$ 165,111
River barges and pushboats	331,801	267,333
PSVs	171,385	143,565
Advances for PSV construction	77,106	97,874
Furniture and equipment	8,861	7,293
Building, land, operating base and shipyard	49,179	45,121
Advances to vendors	-	3,198
Total original book value	762,928	729,495
Accumulated depreciation	(150,232)	(158,017)
Net book value	$ 612,696	$ 571,478

For the three years ended December 31, 2010, we capitalized interest in the amounts of $1,010, $2,354 and $3,230, respectively.

ACQUISITIONS AND DISPOSALS

Ocean Business

During 2010, we purchased and took delivery of two feeder container vessels for an aggregate total purchase price of $26,200.

During 2010, we sold and delivered three Capesize vessels for an aggregate total sale price of $36,584 net of commissions and Ultrapetrol recognized a net gain on sale of vessel of $724.

During 2009, we sold and delivered one Capesize vessel, for a total sale price of $9,840 net of commissions and Ultrapetrol recognized a gain on sale of vessel of $1,415.

River Business

During 2010, sixteen tank barges had been built (seven of which had commenced their operation) in our own shipyard in Punta Alvear, Argentina for a total cost of $18,400.

During 2008, the Company purchased 45 Mississippi barges, two 7,200 BHP push-boats and one 3,800 BHP push-boat for an aggregate purchase price of $17,700. The Company has also incurred $11,629 in additional direct costs relating to these acquisitions.

Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed two contracts with a shipyard in China to construct two PSVs, with deliveries in 2010 and 2011. The price for each new PSV to be constructed in China is $26,400, to be paid in five installments of 20% of the contract price each, prior to delivery. On December 20, 2010 we took delivery of the first PSV UP Turquoise. As of December 31, 2010, UP Offshore (Bahamas) Ltd. had paid four installments for the second PSV amounting $21,140, which are recorded as Advances for PSV construction.

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with deliveries in 2011 and 2012. The purchase price is to be paid in five installments of 20% of the contract price each, prior to delivery. As of December 31, 2010, UP Offshore (Bahamas) Ltd. had paid eleven installments on its PSV under construction in India totaling $48,428, which are recorded as Advances for PSV construction.

As of December 31, 2010, the Company had remaining commitments of $44,884 on non-cancellable contracts for the construction of five PSVs (four in India and one in China) scheduled for delivery in 2011 and 2012.

5. LONG-TERM DEBT AND OTHER FINANCIAL DEBT

Balances of long-term financial debt were as follows:

			At December 31,			
			2010			2009
	Financial institution /		Nominal value			
Borrower	**Other**	**Due-year**	**Current**	**Noncurrent**	**Total**	**Total**
Ultrapetrol (Bahamas) Ltd.	Private Investors	2014	$ -	$ 180,000	$ 180,000	$ 180,000
Ultrapetrol (Bahamas) Ltd.	Private Investors	2017	-	80,000	80,000	-
Ultrapetrol (Bahamas) Ltd.	BICE	2011	15,000	-	15,000	10,000
UP Offshore Apoio Marítimo Ltda.	DVB AG	Through 2016	900	7,750	8,650	9,550
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,300	38,250	42,550	46,850
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,000	15,000	17,000	19,000
UP Offshore (Bahamas) Ltd.	DVB SE + Banco Security	Through 2018	1,667	18,333	20,000	-
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	133	24,017	24,150	24,150
UP Offshore Apoio Marítimo Ltda.	BNDES	Through 2027	1,110	16,928	18,038	18,730
Stanyan Shipping Inc.	Natixis	Through 2017	908	9,303	10,211	11,119
Hallandale Commercial Corp.	Nordea	Through 2013	1,568	7,212	8,780	11,132
UABL Paraguay S.A.	IFC	Through 2020	-	25,000	25,000	25,000
UABL Paraguay S.A.	OFID	Through 2020	-	15,000	15,000	15,000
UABL Barges and others	IFC	Through 2020	-	35,000	35,000	35,000
December 31, 2010			$ 27,586	$ 471,793	$ 499,379	
December 31, 2009			$ 21,286	$ 384,245		$ 405,531

Aggregate annual future payments due to the long-term financial debt were as follows:

Year ending December 31	
2011	$ 27,586
2012	20,766
2013	24,909
2014	199,264
2015	19,264
Thereafter	207,590
Total	$ 499,379

9% First Preferred Ship Mortgage Notes due 2014

On November 24, 2004 the Company completed a debt offering of $180,000 of 9% First Preferred Ship Mortgage Notes due 2014 (the "2014 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S (the "Offering"). The net proceeds of the Offering were used to repay the 2008 Senior Notes, certain other existing credit facilities and to fund some vessel acquisitions.

Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year and principal is due on November 24, 2014. The 2014 Senior Notes are senior obligations guaranteed by the Company's subsidiaries directly involved in our Ocean and River Business. At December 31, 2010, the 2014 Senior Notes are secured by first preferred ship mortgages on 13 river pushboats, 2 oceangoing barges and 335 river barges.

The 2014 Senior Notes are subject to certain covenants, including, among others, limiting the parent's and guarantor subsidiaries' ability to incur additional indebtedness or issue preferred stock, pay dividends to stockholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on the Company consolidating with or merging into any other person.

Upon the occurrence of a change of control event, each holder of the 2014 Senior Notes shall have the right to require the Company to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. Our indenture governing our 2014 Senior Notes describes the circumstances that are considered a change of control event.

In the first quarter of 2005 the SEC declared effective an exchange offer filed by the Company to register substantially identical senior notes to be exchanged for the 2014 Senior Notes pursuant to a registration rights agreement, to allow the 2014 Senior Notes be eligible for trading in the public markets.

Although Ultrapetrol (Bahamas) Limited, the parent company, subscribed the issued Notes, principal and related expenses will be paid through funds obtained from the operations of the Company's subsidiaries.

The 2014 Senior Notes Indenture includes certain terms under which a subsidiary may be classified as an Unrestricted Subsidiary. The Board of Directors determined that UP Offshore (Bahamas) Limited (the holding company of our Offshore Supply Business) has met those criteria and on October 29, 2009, the board of Directors of Ultrapetrol (Bahamas) Limited declared UP Offshore (Bahamas) Limited, as an Unrestricted Subsidiary pursuant to the terms of the Indenture. Subsequently, on December 3, 2010 the Board of Directors decided to reclassify UP Offshore (Bahamas) Limited as Restricted Subsidiary pursuant to the terms of the Indenture.

At December 31, 2010 the net book value of the assets pledged as a guarantee of the 2014 Senior Notes was $73,500.

7.25% Convertible Senior Notes due 2017

On December 23, 2010, the Company completed the sale of $80,000 aggregate principal amount of its 7.25% Convertible Senior Notes due 2017 (the "Convertible Notes") through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The Convertible Notes are senior and unsecured obligations of the Company. Interest on the Convertible Notes is payable semi-annually on January 15 and July 15 of each year, commencing on July 15, 2011. Unless earlier converted, redeemed or repurchased, the Convertible Notes are due on January 15, 2017.

The Convertible Notes are convertible after January 28, 2011, at the option of the holder, into common stock at an initial conversion rate equal to 133.1691 shares of the Company common stock per $1 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $7.51 per share), which is subject to adjustment.

If the arithmetic average of the daily volume weighted average price per share of the Company common stock for each of the 20 consecutive trading days beginning on January 17, 2012 is less than $6.13, then the conversion rate will be increased such that the conversion price as adjusted would represent the greater of (i) 122.5% of such arithmetic average of the daily volume weight average price and (ii) $6.13.

On or after January 15, 2015, the Company may redeem for cash all, but not less than all, of the Convertible Notes if the last reported sale price of the Company common stock equals or exceeds 130% of the applicable conversion for a specific period of time at 100% of the principal amount of the Convertible Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Upon a fundamental change occurring, as defined in the Convertible Notes Indenture, each holder of the Convertible Notes, shall have the right to require the Company to repurchase the Convertible Notes in cash at a price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

If a fundamental change occurs under the Convertible Notes Indenture, the Company will pay a make-whole premium upon the conversion of the Convertible Notes in connection with any such transaction by increasing the applicable conversion rate. The make-whole premium will be determined by reference to the Convertible Notes Indenture and is based on the date on which the fundamental change becomes effective and the market stock price of the Company common stock on that date. In no event shall the conversion rate exceed 163.1321 shares per $1 principal amount.

The Indenture of the Convertible Notes also contains customary events of default and cross-default provisions. If an event of default occurs and is continuing the Trustee or holders of the 25% of the Convertible Notes may require the entire amount of the Convertible Notes be immediately repaid in full.

At December 31, 2010 the Convertible Notes are disclosed on the Company's consolidated balance sheet as long-term debt at face value.

Loans with DVB Bank AG (DVB AG)

a) **Senior secured term loan facility of up to $15,000:** On January 17, 2006 UP Offshore Apoio Maritimo Ltda. (UP Offshore Apoio) as Borrower, Packet Maritime Inc. (Packet) and Padow Shipping Inc. (Padow) as Guarantors and UP Offshore (Bahamas) Ltd. (UP Offshore) as Holding Company (all of these our subsidiaries in the Offshore Supply Business) entered into a senior secured term loan facility of up to $15,000 with DVB AG for the purposes of providing post delivery financing of our PSV named UP Agua Marinha.

   This loan is divided into two tranches:

   - Tranche A, amounting to $13,000, accrues interest at LIBOR plus a margin of 1.20% per annum and shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 together with the 120 th installment.

   - Tranche B, amounting to $2,000 and accrues interest at LIBOR plus a margin of 1.20% per annum and shall be repaid by 36 consecutive monthly installments of $56 each beginning in March 2006.

b) **Senior secured term loan facility of up to $61,306:** On December 28, 2006 UP Offshore as Borrower, Packet, Padow, UP Offshore Apoio and Topazio Shipping LLC (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantors entered into a senior secured term loan facility of up to $61,306 with DVB AG for the purposes of providing post delivery re-financing of our PSVs named UP Safira, UP Esmeralda and UP Topazio.

   The loan bears interest at LIBOR plus 1.20% per annum with quarterly principal and interest payments and matures in December 2016. The regularly scheduled principal payments are due quarterly and range from $1,075 to $1,325, with a balloon installment of $16,000 in December 2016. If a PSV is sold or becomes a total loss, the Borrower shall prepay the loan in an amount equal to the stipulated value of such PSV, which is initially stipulated in $18,750 and shall be reduced in the amount of $388 on each repayment date.

c) **Senior secured term loan facility of up to $25,000:** On October 31, 2007 UP Offshore as Borrower entered into a senior secured term loan facility of up to $25,000 with DVB AG for the purposes of providing post delivery re-financing of our PSV named UP Diamante.

   The loan bears interest at LIBOR plus 1.50% per annum with quarterly principal and interest payments and matures in November 2017. The regularly scheduled payments commenced in February 2008 and are comprised of 8 installments of $750 each, 24 of $500 each and 8 of $250 each with a balloon installment of $5,000 in November 2017.

All of these loans are secured by a first priority mortgage on the UP Safira, UP Esmeralda, UP Topazio, UP Agua Marinha and UP Diamante and are jointly and severally irrevocable and unconditionally guaranteed by Packet, Padow, UP Offshore Apoio, Topazio Shipping LLC and Ultrapetrol (Bahamas) Limited. The loans also contain customary covenants that limit, among other things, the Borrowers' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loans be immediately repaid in full. Further, the loan agreements require that the PSVs pledged as security have an aggregate market value of at least 133.3% of the value of the loans.

At December 31, 2010 the combined outstanding principal balance under the loan agreements was $68,200 and the aggregate net book value of the assets pledged was $93,900.

Loan with DVB Bank AG (DVB AG) and Natixis

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 with DVB AG and Natixis, as co-lender, to finance the construction and delivery of our PSVs being built in India.

On December 9, 2010, the Borrower, the Guarantors and the Banks amended the credit agreement. In connection with this amendment, the margin of both tranches was increased, the repayment amount of Tranche A was increased by $38 to $288 and the availability period was extended through June 30, 2012, among other changes.

This loan is divided into two tranches:

- Tranche A, amounting to $60,000, to be made available for each ship in the amount of up to $15,000 in multiple advances for the payment of installments of the contract price due under the applicable shipbuilding contract. This tranche accrues interest at LIBOR plus a margin of 3.0% during each ship's construction period, and then the margin is lowered to 2.0% and shall be repaid by (i) quarterly installments of $288 per ship and (ii) a balloon repayment of all amounts outstanding as at December 31, 2019. The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

During the pre-delivery period, advances of Tranche A in respect of each ship shall not exceed $3,450 per advance and in the aggregate for each ship the lesser of (i) 60% of the relevant construction cost and (ii) $13,800.

- Tranche B, amounting to $33,600, to be made available for each ship in the amount of up to $8,400 in a single advance on the delivery date of such ship. This tranche accrues interest at LIBOR plus a margin of 2.0% per annum and shall be repaid by 20 quarterly installments of $420 per ship. The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB AG. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB AG and Natixis may require the entire amount of the loans be immediately repaid in full.

At December 31, 2010 the aggregate outstanding principal balance of the loan was $24,150.

Seventeen-year term $18,730 credit facility with Brazilian Development Bank (BNDES)

On August 20, 2009, UP Offshore Apoio (our subsidiary in the Offshore Supply Business) as Obligor, UP Offshore (Bahamas) Ltd., as Facility Guarantor and Ultrapetrol (Bahamas) Ltd., as Limited Guarantor, entered into a seventeen-year fixed interest credit facility for $18,730 with BNDES to partially post-finance the construction of our PSV UP Rubi.

The loan shall be repaid by 204 consecutive monthly installments beginning in April 2010. The loan accrues interest at 3% per annum.

On October 30, 2009, UP Offshore Apoio entered into a Standby Letter of Credit Facility Agreement (the "Letter") with DVB Bank SE relating to a $21,500 Standby Letter of Credit Facility which guarantees the BNDES credit facility from November 11, 2009 to November 11, 2013. The Letter requires PSV UP Rubi to be pledged as security and its fair market value shall be not less than 133.3% of the outstanding amount of the Letter and is guaranteed by UP Offshore (Bahamas) Ltd. and Ultrapetrol (Bahamas) Limited as Facility Guarantor and Limited Guarantor, respectively.

Under the Letter, UP Offshore Apoio is to pay an up front fee equal to 1.5% of the outstanding amount, an annual commission fee of 2.0% per annum on the outstanding amount and a fee equal to 1.0% on the settlement date on the settlement amount.

As Facility Guarantor, UP Offshore (Bahamas) Ltd. shall comply with certain financial covenants including: (i) an average balance of available cash in a demand deposit of not less than $5,000 during each financial year, (ii) an equity ratio of not less than 30%, (iii) a minimum equity of $75,000 and, (iv) a ratio of consolidated EBITDA to consolidated debt service of at least 1.5.

At December 31, 2010, the outstanding principal balance under this loan agreement was $18,038 and the aggregate net book value of the asset pledged was $26,800.

Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of up to $40,000:

On December 9, 2010 UP Offshore (Bahamas) Ltd., as Borrower, and Glasgow Shipping Inc. and Zubia Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited and Corporación de Navegación Mundial S.A., as joint and several Guarantors, entered into a senior secured term loan facility of up to $40,000 with DVB SE and Banco Security, as co-lenders, to partially finance the construction and delivery of our two PSVs being constructed in China.

The loan is drawn in two advances, each in the amount of $20,000, on the delivery of each of the respective PSVs, accrues interest at LIBOR plus a margin of 3.0% and shall be repaid by (i) 32 equal quarterly consecutive installments of $417 each, together with a balloon payment equal to the outstanding balance of such advance payable concurring with the last repayment installment in respect of such advance. The first installment in respect of each advance shall be repaid on the date falling three months after the drawdown date in respect of such advance and the last installment and balloon payment in respect of such advance shall be repaid on the earlier of the date falling eight years after the drawdown date in respect of such advance or December 31, 2018.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB AG. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB SE and Banco Security may require the entire amount of the loan be immediately repaid in full.

The loan is secured by a first priority mortgage on UP Turquoise and UP Jasper. Further, the loan agreements require that the PSVs pledged as security have an aggregate fair market value of at least 133.3% of the value of the loan during the period from the first drawdown date until the fourth anniversary thereof or at least 66.7% of the value of the loan at any time thereafter.

UP Offshore (Bahamas) Limited as Guarantor shall maintain certain financial covenants including: (i) an average balance of available cash in a demand deposit of not less than $5,000, (ii) an equity ratio of not less than 30%, (iii) a minimum equity of $75,000 and, (iv) a ratio of consolidated EBITDA to consolidated debt service of at least 1.5 (on a rolling four quarter basis, tested as of the last day of each fiscal quarter).

On December 16, 2010, we have drawn down the first advance of $20,000 in connection with the delivery of UP Turquoise.

At December 31, 2010 the outstanding principal balance was $20,000 and the aggregate net book value of the assets pledged was $27,100.

Senior secured term loan with Natixis of up to $13,616

On January 29, 2007 Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) drew down an amount of $13,616 under a loan agreement with Natixis to provide post-delivery financing secured by the vessel. The loan, which matures in February 2017, shall be repaid by 40 equal quarterly installments of $227 with a balloon installment of $4,536. The loan accrues interest at 6.38% per annum for the first five years of the loan and LIBOR plus 1.20% per annum thereafter.

The loan is secured by a mortgage on the Alejandrina and is guaranteed by Ultrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

At December 31, 2010 the outstanding principal balance was $10,211 and the aggregate net book value of the assets pledged was $15,600.

Revolving non-secured credit facility with Banco BICE

During 2007, Ultrapetrol Bahamas Ltd. entered into a three-year, $10,000, revolving non-secured credit facility with Banco BICE. This loan accrued interest at LIBOR plus 1.625% per annum.

On October 8, 2010, we amended the credit agreement between us and Banco BICE. In connection with this amendment, the credit agreement was extended for one year and increased to $15,000, its margin was increased to 3.4% per annum over LIBOR and certain other changes were made to its guarantees and covenants. On October 14, 2010 we drew down $5,000 under the amended facility, resulting in a total of $15,000 drawn down under the credit facility with Banco BICE at December 31, 2010.

Senior secured term loan with Nordea Bank Finland PLC (Nordea Bank) of $20,200

On November 30, 2007, Hallandale Commercial Corp. (our wholly owned subsidiary in the Ocean Business and the owner of the Amadeo) as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc. (our wholly owned subsidiary in the Ocean Business and the holding company of Hallandale Commercial Corp.), as Pledgor, entered into a $20,200 loan agreement with Nordea Bank for the purpose of providing post delivery financing of the vessel.

The loan after the voluntary prepayment of $4,143 on June 6, 2009, shall be repaid by (i) 6 consecutive quarterly installments of $588 each followed by 12 consecutive quarterly installments of $392 each, and (ii) a final balloon repayment of $4,076 payable simultaneously with the last installment. The loan accrues interest at LIBOR plus 1.25% per annum.

The loan is secured by a mortgage on the Amadeo vessel and is jointly and severally irrevocably and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

Further, the loan agreement requires until all commitments have terminated and all amount payable have been paid in full, the fair market value of the ship shall be not less than 130% of the loan.

The aggregate outstanding principal balance of the loan was $8,780 at December 31, 2010, and the aggregate net book value of the asset pledged was $25,300.

Loan with International Finance Corporation ("IFC")

a) **Loan facility up to $25,000**

On September 15, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan shall be repaid in semi-annual installments of $1,087 for the first 9 payments and $1,902 for the last 8 payments, beginning in June 2012. The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio as indicated in the agreement.

The loan is secured by a mortgage on part of our River Business fleet. The loan contains various restrictive covenants, among others, that limit the Borrower's ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel. The Borrower shall maintain certain financial covenants including: (i) a debt to equity ratio of not more than 2.0 and (ii) a historical debt service coverage ratio of not less than 1.0.

As Guarantor, UABL Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

b) Loan facility up to $35,000

On September 15, 2008 UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan shall be repaid in semi-annual installments of $1,522 for the first 9 payments and $2,663 for the last 8 payments, beginning in June 2012. The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio as indicated in the agreement.

The loan is secured by a mortgage on part of our River Business fleet. The loan contains various restrictive covenants, among others, that limit the each Borrower's ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.

As Guarantor, UABL Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

Loan with OPEC Fund for International Development ("OFID")

On November 28, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, UABL (Bahamas) Limited as Guarantor and OFID entered into a loan agreement of up to $15,000 to partially finance: (i) the replacement of existing pushboat engines and the conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan shall be repaid in semi-annual installments of $652 for the first 9 payments and $1,141 for the last 8 payments, beginning in June 2012. The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio.

The loan is secured by a mortgage on a portion of our River Business fleet. The loan contains various restrictive covenants, among others, that limit the Borrower's ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel. The Borrower shall maintain certain financial covenants including: (i) a debt to equity ratio of not more than 2.0 and (ii) a historical debt service coverage ratio of not less than 1.0.

As Guarantor, UABL Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

At December 31, 2010, the outstanding principal balance under the loan agreement with OFID and IFC was $75,000 and the aggregate net book value of the assets pledged was $62,600.

6. FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's assets and liabilities as of December 31, 2010 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Noncurrent assets:			
- Interest rate collar (included in other receivables)	-	642	-
Current liabilities:			
- Interest rate collar (included in other liabilities)	-	791	-
- Interest rate swap (included in other liabilities)	-	160	-
Noncurrent liabilities:			
- Interest rate collar (included in other liabilities)	-	567	-
- Interest rate swap (included in other liabilities)	-	129	-

The estimated fair value of the Company's other financial assets and liabilities were as follows:

	At December 31,			
	2010		2009	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
ASSETS				
Cash and cash equivalents	$ 105,570	$ 105,570	$ 53,201	$ 53,201
Restricted cash (current and noncurrent portion)	2,844	2,844	2,839	2,839
LIABILITIES				
Long term financial debt (current and non-current portion – Note 5)	$ 499,379	$ 502,136	$ 405,531	$ 366,184

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements. Generally, the carrying value of variable interest rate debt, approximates fair value. It was not practicable to estimate the fair value of the Company's investments in 50% owned companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7. DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Assets and liabilities arising from outstanding derivative positions are included in the accompanying consolidated balance sheets as other receivables and other liabilities, as follows:

	At December 31, 2010		
	Noncurrent other receivables	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments			
Interest rate collar (cash flow hedge)	$ 642	$ 791	$ 567
Interest rate swap (cash flow hedge)	-	160	129
	$ 642	$ 951	$ 696

	At December 31, 2009		
	Current other receivables	Noncurrent other receivables	Current other liabilities
Derivatives designated as hedging instruments			
Freight Forward Agreements (cash flow hedge)	$ 16,885	$ -	$ 1,509
	$ 16,885	$ -	$ 1,509

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large, well-established financial institutions and international traders, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

FFA

From April 2008 onwards, the Company entered into FFAs either via a clearing house or over the counter with the objective to utilize them as hedging instruments to reduce its exposure to changes in the spot market rates earned by its vessels in the Capesize fleet. These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates. These contracts are net settled each month with the Company receiving a fixed rate per day and paying the average rate of the C4TC Index. The FFAs are hedging the fluctuation in the revenues of the Capesize fleet which is contracted at the average rate of the C4TC Index.

At December 31, 2010 there are no outstanding positions on FFAs.

As result of the sale of Princess Marisol and Princess Katherine described in note 3, FFA positions maturing between May and December 2010 were no longer probable of occurring and thus no longer qualified as effective cash flow hedges. During the year ended December 31, 2010, the Company recorded an aggregate realized gain of $10,710, in connection with these FFA positions, which are reflected in the Company's consolidated statements of operations as Other income (expenses) – gains on derivatives, net.

During the years ended December 31, 2010 and 2009, the Company received net cash settlements for its FFA positions totaling, $16,666 and $32,279, respectively.

During the year ended December 31, 2008 the Company paid net cash settlements for its FFA positions totaling $1,947.

During the year ended December 31, 2008, the Company recorded an aggregate realized income of $6,311 and paid cash settlements totaling $5,408, for the FFAs representing positions from January 2008 to March 2008 which were not designated as hedges for accounting purposes.

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of December 31, 2010, the total notional amount of the interest rate collar is $75,000.

INTEREST RATE SWAP AGREEMENT

On December 16, 2010, through UP Offshore (Bahamas) Ltd., our holding subsidiary in the Offshore Supply Business, we entered into an interest rate swap transaction with Banco Security through which we expect to hedge our exposure to interest volatility under our financing with Banco Securtiy and DVB Bank SE from December 2010 to December 2018. The initial notional amount is $5,000 (subsequently adjusted in accordance with the amortization schedule under this financing) with UP Offshore (Bahamas) Ltd. paying a fixed interest rate of 3.67% and receiving a variable interest rate based on LIBOR on the notional amount. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of December 31, 2010, the total notional amount of the interest rate swap is $5,000.

OTHER DERIVATIVE INSTRUMENTS

Forward currency exchange contracts

From time to time the Company entered into and settled forward currency exchange contracts. These contracts were not designated as cash flow hedges and the changes in fair value were reflected in Other income (expenses) - gains on derivative, net.

At December 31, 2010 and 2009, there are no outstanding positions on forward currency exchange contracts.

During the year ended December 31, 2009 and 2008 the Company received and paid cash settlements totaling $2,638 and $66, respectively for these positions.

Gains on derivatives, net included in the accompanying consolidated statements of operations for the three years ended December 31, 2010 are as follows:

	For the years ended December 31,		
	2010	2009	2008
FFA	$ 10,475	$ -	$ 6,311
Forward currency exchange contracts	-	241	2,954
Other	(1)	-	(449)
	$ 10,474	$ 241	$ 8,816

8. COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a) UABL – Ciudad del Este Customs Authority

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue. Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount. On November 24, 2006, the court confirmed that UABL were not liable for the first two issues. The Company has entered a plea with the respective court contending the interpretation on the third issue under consideration where the Company claims to be equally non-liable.

On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court decision. On September 22, 2010 the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan Undersecretary for Taxation.

For the year ended December 31, 2010 the Company recorded a charge totaling $1,294 for the full and final settlement of this claim.

In parallel with this ruling the Office of the Treasury Attorney has initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines.

UABL Paraguay S.A. - Paraguayan Customs Asunción

On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion; however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine to be $2,000. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54.723.820 (approximately $12), and UABL Paraguay S.A. will be paying the fine with the aim to end these proceedings. In parallel with this ruling the denouncing parties in Ciudad del Este have submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. Our local counsel has recently advised that the Director of Customs in Asuncion decided to render null the ruling dated March 22, 2010 and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina.

Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. & UABL Paraguay S.A. - Paraguayan Ministry of Public Works

On July 22, 2009, we learned of an ongoing investigation in connection with the registration of barges and pushboats in Paraguay. We have learned that in April 2009, the Paraguayan Ministry of Public Works and Communications and the National Merchant Marine of Paraguay, submitted a complaint before the Public Prosecutor alleging that Oceanpar S.A. and UABL Paraguay S.A. used forged documents to obtain authorizations to flag 30 barges and to lease 252 barges, respectively. Without recognition of any liability and in order to simplify the process, it was decided to enter a plea for permanent suspension of the investigation subject to certain conditions being fulfilled. On October 5, 2009, the proceedings were suspended by the Court subject to complying with certain obligations within 1 year, including to regularize before the National Merchant Marine of Paraguay some administrative documentation corresponding to the vessels under investigation. On October 11, 2010 the ruling court issued its final decision declaring the dismissal and extinction of the action. The ruling has been notified to all interested parties, the case is considered closed and concluded.

b) Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5,800 (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case. On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeals.

On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo, which has been under revision by a higher court since the lower court reconfirmed the embargo on November 15, 2008. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by our local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

c) Lease obligations

The Company and its subsidiaries lease buildings for office spaces and a ship repair facility under various operating leases, which expire from 2011 to 2016 and which generally have renewal options at similar terms. Rental expense under continuing obligations for the three years ended December 31, 2010 was $1,048, $891 and $833, respectively. At December 31, 2010, obligations under the companies' operating leases for office spaces and a ship repair facility with initial or remaining lease terms longer than one year were as follows:

Year ending December 31	
2011	$ 1,083
2012	940
2013	803
Thereafter	664
Total	$ 3,490

On April 6, 2008 we entered into a three-year bareboat charter for an 11,299 dwt, 2006 built product tanker, the M/T Austral which was extended for minimum 35/ maximum 37 months commencing on December 1, 2010. On March 25, 2009 we entered into a one-year bareboat charter for a 5,706 dwt, 2008 built product tanker, the M/T Mediator which was re-delivered to her owner on October 6, 2010. Under the outstanding contract, the minimum obligations for the three year subsequent to December 31, 2010 are $1,551 in each of 2011 and 2012 and $1,292 in 2013. Rent expense for the three years ended December 31, 2010 was $4,940, $4,808 and $2,229, respectively. When cash rental payments are not made on a straight–line basis, we recognize variable rental expense on a straight – line basis over the lease term.

d) Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be received on time charter agreements of our seven PSVs in our Offshore Supply Business chartered in South America, which terms are longer than one year were as follows:

Year ending December 31	
2011	$ 68,640
2012	62,728
2013	19,204
2014	10,698
2015	1,715
Total	$ 162,985

The future minimum revenues, before reduction for brokerage commissions of four of our handy size-small product tanker vessels (one of them leased) and our tanker barge in our Ocean Business chartered in South America, expected to be received on time charter agreements, which terms are longer than one year were as follows:

Year ending December 31	
2011	$ 27,836
2012	14,278
2013	5,870
Total	$ 47,984

Revenues from time charter agreements are generally not received when a vessel is off-hire, which includes time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The scheduled future minimum revenues should not be construed to reflect total shipping revenues for any of the periods.

e) Other

At December 31, 2010, we employed several employees as crew on our vessels, land-based employees and shipyard workers. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure that these agreements will prevent labor interruptions. While we have had no significant labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance.

9. INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a) Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b) Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c) Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d) Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Companies' tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e) Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished. A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f) Chile

Our subsidiary in the Ocean Business, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g) United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

h) United States of America (US)

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income. Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the three years ended December 31, 2010, our subsidiaries did not derive any US source shipping income. Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

Income tax expense (benefit) from continuing operations (which includes TOMPI) is comprised of:

	For the years ended December 31,		
	2010	**2009**	**2008**
Current	$ 4,529	$ 1,352	$ 1,293
Deferred	1,834	4,003	(5,466)
	$ 6,363	$ 5,355	$ (4,173)

Ultrapetrol's pre-tax income for the three years ended December 31, 2010 was taxed in foreign jurisdictions (principally Argentina, Brazil, Chile and Paraguay).

Reconciliation of income tax expense (benefit) to taxes calculated based on the statutory tax rate is as follows:

	For the years ended December 31,		
	2010	2009	2008
(Loss) income from continuing operations before income taxes	$ 1,958	$ (32,442)	$ 61,026
Sources not subject to income tax	8,609	28,035	(61,663)
	10,567	(4,407)	(637)
Statutory tax rate	35%	35%	35%
Tax expense (benefit) at statutory tax rate	3,698	(1,542)	(223)
Rate differential	(306)	(442)	(547)
Increase in valuation allowance	1,215	446	-
Effects of foreign exchange changes related to our foreign subsidiaries	1,174	5,768	(5,094)
Others	582	1,125	1,691
Income tax expense (benefit)	$ 6,363	$ 5,355	$ (4,173)

At December 31, 2010, Argentinean subsidiaries had a consolidated credit related to TOMPI of $3,522 ($53 current and $3,469 noncurrent) that expires from 2011 through 2020. At December 31, 2010, Argentinean subsidiaries had accumulated benefit from tax loss carryforwards ("NOLs") for a consolidated total of $4,299 that expire in 2012 through 2015. The Company believes it is more likely than not that the Company's subsidiaries NOLs and TOMPI credit, with exception of $1,096 of NOLs and $565 of TOMPI credit, will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.

During the year ended December 31, 2010, the Company increased a valuation allowance for NOLs and TOMPI credit of its Argentinean subsidiaries by $1,215 to $1,661.

At December 31, 2010, the Brazilian subsidiaries had benefit from NOLs for a consolidated total of $775 that do not expire but the usage is limited to 30% of the taxable income in any year.

The components of net deferred income tax liabilities included on the balance sheets were as follows:

	At December 31,	
	2010	2009
Deferred income tax assets		
Other, deferred income tax current assets	$ 153	$ 12
NOLs	5,074	3,642
TOMPI credit	3,469	2,672
Other	2,422	1,892
Total deferred income tax noncurrent assets	10,965	8,206
Valuation allowance of deferred income tax assets	(1,661)	(446)
Net deferred income tax noncurrent assets	9,304	7,760
Deferred income tax liabilities		
Vessels and equipment, net	8,339	5,689
Intangible assets	391	472
Unrealized exchange differences	7,120	6,557
Other	292	315
Total deferred income tax noncurrent liabilities	16,142	13,033
Net deferred income tax liabilities	$ (6,685)	$ (5,261)

As of January 1, 2010 and 2009, and for the years ended December 31, 2010 and 2009, the Company did not have any unrecognized tax positions. In addition, the Company does not expect to hold unrecognized tax positions within the next twelve months. Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax positions, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of operations. For the years ended December 31, 2010 and 2009, the Company has no accrued interest and penalties related to unrecognized tax positions.

10. RELATED PARTY TRANSACTIONS

At December 31, 2010 and 2009, the balances of current receivables from related parties were $150 and $67, and balances of current payable to related parties were $190 and $59, respectively.

At December 31, 2010 and 2009 the balances of noncurrent receivables from related parties were as follows:

	At December 31,	
	2010	2009
Puertos del Sur S.A. and O.T.S. (1)	$ 5,378	$ 5,003

(1) Includes $2,280, which corresponds to a loan that accrues interest at a nominal interest rate of 7% per year, payable semi-annually.

Voyage expenses paid to related parties

For the three years ended December 31, 2010, the voyage expenses paid to related parties were as follows:

	For the years ended December 31,		
	2010	2009	2008
Commercial commissions (1)	$ 1,101	$ 448	$ 302
Agency fees (2)	441	171	131
Total	$ 1,542	$ 619	$ 433

(1) Commercial commissions

Pursuant to a commercial agreement signed between UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) and Comintra, a minority shareholder of this, the parties agreed that Comintra charges a 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a consolidated basis beginning on June 25, 2003 and ending on June 25, 2013.

(2) Agency fees

Pursuant to a commercial and an agency agreement with Ultrapetrol S.A., UABL S.A. and Ravenscroft, Shipping Services Argentina S.A. (formerly I. Shipping Service S.A.) and Navalia S.R.L. companies of the same control group as Inversiones Los Avellanos S.A., have agreed to perform the duties of port agent for us in Argentina.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to OTS S.A., a 50% owned company.

For the three years ended December 31, 2010, UABL Paraguay paid to OTS S.A. $991, $1,023 and $806, respectively, for this operation.

11. SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") signed a second amended and restated shareholders agreement. The shares held directly by our Original Shareholders expressly are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share. The special voting rights of the Original Shareholders are not transferable, unless to another Original Shareholder.

On July 15, 2010, Solimar Holdings Ltd. sold to Hazels (Bahamas) Investments Inc. both Original Shareholders and shareholders of the Company before of our initial public offering 2,977,690 shares of Ultrapetrol common stock.

At December 31, 2010, the outstanding common shares are 29,943,653 par value $.01 per share.

At December 31, 2010 our shareholders Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 4,735,517 and 3,128,568, respectively, which represent 15.8% and 10.4%, respectively. The joint voting power for these shares represents 71.1% of the total voting power and is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of Ultrapetrol (Bahamas) Limited's shareholders is required.

On January 28, 2011 the shareholders of the Company at a Special General Meeting approved the issuance of up to 13,100,000 shares of common stock if and when holders of the Company's $80,000 7.25% Convertible Senior Notes due 2017 elect to convert their notes pursuant its term. The conversion rate of the Convertible Notes, which is subject to adjustment, shall not exceed 163.1321 shares of common stock per $1 principal amount.

Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008. The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At December 31, 2010 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

Registration rights agreement

On September 21, 2006, prior to its initial public offering the Company entered into a registration rights agreement with Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd., its shareholders of record immediately prior to the initial public offering, pursuant to which the Company has granted them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including any applicable lock-up agreements then in place, to require the Company to register under the Securities Act shares of its common stock held by them. Under the registration rights agreement, these persons will have the right to request the Company to register the sale of shares held by them on their behalf and may also require to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by the Company.

12. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for the three years ended December 31, 2010, from continuing operations were as follows:

	For the years ended December 31,		
	2010	2009	2008
Interest paid	$ 21,750	$ 21,983	$ 21,593
Income taxes paid	100	38	269

13. BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business. The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2). The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

River Business: In our River Business, we own and operate several dry and tanker barges, and push boats. In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore Supply Business: We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which are all currently employed in the Brazilian market. PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business: In our Ocean Business, we operate eight oceangoing vessels: four product tankers (one of which is on lease to us), two container feeder vessel, one oceangoing tug and one tank barge under the trade name Ultrapetrol. Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives on major trade routes around the globe.

All of the Company's operating revenues were derived from its foreign operations. The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the years ended December 31,		
	2010	2009	2008
Revenues (1)			
– South America	$ 199,585	$ 127,378	$ 152,855
– Europe	19,923	69,546	111,108
– Asia	4,094	18,123	34,507
– Other	6,843	5,482	5,105
	$ 230,445	$ 220,529	$ 303,575

(1) Classified by country of domicile of charterers.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world. In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate. Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company's vessels and equipment based upon the assets' physical location as of the end of each applicable period presented:

	At December 31,	
	2010	2009
Vessels and equipment, net		
– South America	$ 504,200	$ 397,986
– Europe	-	37,398
– Asia	104,225	97,874
– Other	4,271	38,220
	$ 612,696	$ 571,478

For the year ended December 31, 2010, 87% of the Company's revenues are concentrated in South America and at December 31, 2010, 82% of the Company's vessels and equipment are located in South America. As a result, the Company's financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region.

Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations. Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2010:

	River Business	Offshore Supply Business	Ocean Business	Total
Revenues	$ 120,024	$ 54,283	$ 56,138	$ 230,445
Running and voyage expenses	80,702	29,637	40,583	150,922
Depreciation and amortization	17,248	7,178	9,945	34,371
Segment operating (loss) profit	10,244	10,611	(2,137)	18,718
Segment assets	351,388	245,865	104,334	701,587
Investments in affiliates and receivables from 50% owned companies	6,537	-	287	6,824
Loss from investment in affiliates	(322)	-	(19)	(341)
Additions to long-lived assets	67,942	7,141	30,164	105,247

The following schedule presents segment information about the Company's operations for the year ended December 31, 2009:

	River Business	Offshore Supply Business	Ocean Business	Total
Revenues	$ 79,477	$ 35,419	$ 105,633	$ 220,529
Running and voyage expenses	65,851	21,341	53,415	140,607
Depreciation and amortization	13,904	5,903	21,945	41,752
Segment operating (loss) profit	(9,651)	930	(330) (1)	(9,051)
Segment assets	249,760	238,368	173,305	661,433
Investments in affiliates and receivables from 50% owned companies	6,484	-	306	6,790
Income (Loss) from investment in affiliates	(48)	-	20	(28)
Additions to long-lived assets	38,817	43,566	7,712	90,095

(1) Includes an impairment charge for Princess Marisol of $25,000.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2008:

	River Business	Offshore Supply Business	Ocean Business	Total
Revenues	$ 126,425	$ 43,907	$ 133,243	$ 303,575
Running and voyage expenses	103,794	18,621	42,061	164,476
Depreciation and amortization	12,602	4,879	21,139	38,620
Segment operating profit	2,736	14,896	64,964	82,596
Segment assets	260,980	201,285	236,015	698,280
Investments in affiliates and receivables from 50% owned companies	6,532	-	286	6,818
Loss from investment in affiliates	(268)	-	(174)	(442)
Additions to long-lived assets	83,810	46,194	5,872	135,876

Reconciliation of total assets of the segments to amount included in the consolidated balance sheets were as follow:

	At December 31,	
	2010	2009
Total assets for reportable segments	$ 701,587	$ 661,433
Other assets	16,640	18,300
Corporate cash and cash equivalents	105,570	53,201
Consolidated total assets	$ 823,797	$ 732,934

For the year ended December 31, 2010 revenues from one customer of Ultrapetrol Ocean and Offshore Supply Business represented $75,200 or 33% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $50,400 or 22% of the Company's consolidated revenues.

For the year ended December 31, 2009 revenues from one customer of Ultrapetrol Ocean and Offshore Supply Business represented $41,400 or 19% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $24,000 or 11% of the Company's consolidated revenues.

For the year ended December 31, 2008 revenues from one customer of Ultrapetrol Ocean Business represented $38,600 or 13% of the Company's consolidated revenues, revenues from one customer of Ultrapetrol River Business represented $37,900 or 12% of the Company's consolidated revenues and revenues from one customer of the Ultrapetrol Ocean and Offshore Supply Business represented $38,400 or 13% of the Company's consolidated revenues.

14. STOCK COMPENSATION

We have adopted the 2006 Stock Incentive Plan, or the 2006 Plan, dated July 20, 2006 which entitles certain of our officers, key employees and directors to receive restricted stock, stock appreciation rights, stock options, dividend equivalent rights, unrestricted stock, restricted stock units or performance shares. Under the 2006 Plan, a total of 5,000,000 shares of common stock have been reserved for issuance. The 2006 Plan is administered by our Board of Directors. Under the terms of the 2006 Plan, our Board of Directors is able to grant new options exercisable at a price per share to be determined by our Board of Directors. Under the terms of the 2006 Plan, no options would be able to be exercised until at least one year after the closing of our IPO (October 18, 2006). Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grant. All options will expire ten years from the date of grant. The 2006 Plan expires ten years from the closing of our IPO.

In addition, on July 20, 2006 we entered into separate consulting agreements that became effective upon completion of our IPO (October 18, 2006) with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief financial accountant for work they perform for us in various different jurisdictions. On October 29, 2009 the consulting agreements were renewed for a three-year period.

In connection with the new consulting agreements, in 2009, the Company awarded a total of 329,375 shares of restricted common stock at no cost to three companies controlled by our chief executive officer, executive vice president and chief financial officer. These shares are non-transferable until they vest, which occurs at the end of the three-year period. During the vesting period, the shares have voting rights and cash dividends will be paid if declared. The fair market value of each share on the grant date was $5.11.

In 2009, the Company granted a total of 329,375 shares of restricted common stock at no cost to three companies controlled by our chief executive officer, executive vice president and chief financial officer with performance periods of January 1, 2010 through December 31, 2010; January 1, 2011 through December 31, 2011; and January 1, 2012 to December 31, 2012. At the end of each performance period, the number of shares of stock subject to the awards is determined by comparing the EBITDA achieved during the period to the EBITDA contained in the Company's annual budget adjusted in accordance with the disinterested members of the Board of Directors if deemed necessary. These performance based stock awards are also subject to continued employment.

In connection with the consulting agreements signed in 2006, the Company awarded a total of 310,000 shares of restricted common stock at no cost to two companies, one of which is controlled by our chief executive officer and the other by our executive vice president, which were all vested on October 18, 2009. The fair market value of each share on the grant date was $11.00.

On November 29, 2010, 12,689 shares were granted to a non-employee director. These shares are non-transferable until they vest, which occurs in annual installments of 1,015, 5,837 and 5,837 shares on October 13, 2011, December 5, 2011 and 2012, respectively. The fair market value of each share on the grant date was $6.83.

On December 5, 2009 the Company granted a total of 97,164 shares of restricted common stock at no cost to its non-employee directors. These shares are non-transferable until they vest, which occurs over a three year period. During the vesting period, the shares have voting rights and cash dividends will be paid if declared. The fair market value of each share on the grant date was $4.92.

On December 5, 2006, the Company granted a total of 36,952 shares of restricted common stock at no cost to its non-employee directors which were all vested on December 5, 2009. The fair market value of each share on the grant date was $12.99.

Activity with respect to restricted common stock is summarized as follows:

	For the years ended December 31,		
	2010	2009	2008
Nonvested shares outstanding at January 1	755,914	115,652	231,302
Granted	12,689	755,914	-
Vested	(25,640)	(112,830)	(115,650)
Forfeited	(39,136)	(2,822)	-
Nonvested shares outstanding at December 31	703,827	755,914	115,652

Total stock based compensation expense as a result of all of these grants was $1,266 in 2010 ($576 related with the performance based restricted common stock), $1,163 in 2009 and $1,297 in 2008 and is recorded in the same line item as cash compensation. The unrecognized compensation cost at December 31, 2010 was $2,353 and the weighted average remaining life for unrecognized compensation was 1.8 years. A portion of this expense is subject to achievement of the EBITDA for the performance based restricted common stock.

In addition, in 2006 the Company awarded to three companies, one of which is controlled by our chief executive officer, one by our executive vice president and the other by our chief financial officer, stock options to purchase a total of 348,750 shares of common stock at an exercise price of $11.00 per share. These stock options vest ratably over a three-year period and expire ten years from the date of grant and are all vested on October 16, 2009. The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model.

There is no activity during 2010, 2009 and 2008 with respect to the Company's stock options.

Outstanding options at December 31, 2010 had an aggregate intrinsic value less than the aggregate strike price for those options based on the market price of $6.43 per share at that date. At December 31, 2010, 348,750 stock options are outstanding, with an exercise price of $11 per share and have a remaining contractual life of 5.8 years.

Total stock based compensation expense related to the stock options was $0 in 2010, $374 in 2009 and $481 in 2008 and is recorded in the same line items as cash compensation.

15. DISCONTINUED OPERATIONS

During 2008, the Company decided to discontinue its operations in the Passenger Business.

Based on the cessation of the operations in the Passenger Business and the conditions in the cruise market the Company recorded an impairment charge on the Blue Monarch passenger vessel, which was available for sale, of $5,800, which was recorded in 2008.

On February 5, 2010, the Blue Monarch was sold and delivered to her new owner for $1,950, with no impact in earnings.

For all periods presented the Passenger Business operations have been reported as discontinued operations net of income taxes.

The impact of discontinued operations on net (loss) income per share of Ultrapetrol (Bahamas) Limited in all periods presented is disclosed in the consolidated statements of operations.

Discontinued operations, net of income taxes consist of the following:

	For the years ended December 31,		
	2010	2009	2008
Revenues	$ -	$ -	$ 10,753
Running and voyage expenses	(365)	(1,252)	(17,600)
Depreciation and amortization	-	-	(3,751)
Other income (expenses), net	(150)	(879)	(5,850)
Loss from discontinued operations	$ (515)	$ (2,131)	$ (16,448)

At December 31, 2010 and 2009, respectively, $ nil and $2,684, of assets of discontinued operations are included in Other current assets. At December 31, 2010 and 2009 there are no liabilities of discontinued operations.

16. SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by Company's subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed consolidating financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with the consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2010

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets					
Receivables from related parties	$ 279,377	$ 81,452	$ 16,887	$ (377,566)	$ 150
Other current assets	42,887	31,024	88,934	-	162,845
Total current assets	322,264	112,476	105,821	(377,566)	162,995
Noncurrent assets					
Vessels and equipment, net	-	189,590	424,109	(1,003)	612,696
Investment in affiliates	210,506	-	1,446	(210,506)	1,446
Other noncurrent assets	8,478	10,343	27,839	-	46,660
Total noncurrent assets	218,984	199,933	453,394	(211,509)	660,802
Total assets	**$ 541,248**	**$ 312,409**	**$ 559,215**	**$ (589,075)**	**$ 823,797**
Current liabilities					
Payables to related parties	$ -	$ 109,242	$ 268,514	$ (377,566)	$ 190
Current portion of long-term financial debt	15,000	-	12,586	-	27,586
Other current liabilities	2,785	17,554	16,562	-	36,901
Total current liabilities	17,785	126,796	297,662	(377,566)	64,677
Noncurrent liabilities					
Long-term financial debt net of current portion	260,000	40,000	171,793	-	471,793
Other noncurrent liabilities	-	1,776	16,757	-	18,533
Total noncurrent liabilities	260,000	41,776	188,550	-	490,326
Total liabilities	277,785	168,572	486,212	(377,566)	555,003
Equity of Ultrapetrol (Bahamas) Limited	263,463	143,837	73,003	(216,840)	263,463
Noncontrolling interest	-	-	-	5,331	5,331
Total equity	263,463	143,837	73,003	(211,509)	268,794
Total liabilities and equity	**$ 541,248**	**$ 312,409**	**$ 559,215**	**$ (589,075)**	**$ 823,797**

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2009

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets					
Receivables from related parties	$ 218,554	$ 83,586	$ 24,792	$ (326,865)	$ 67
Other current assets	34,938	52,229	27,096	-	114,263
Total current assets	253,492	135,815	51,888	(326,865)	114,330
Noncurrent assets					
Vessels and equipment, net	-	172,664	399,875	(1,061)	571,478
Investment in affiliates	218,372	-	1,787	(218,372)	1,787
Other noncurrent assets	4,990	14,012	26,337	-	45,339
Total noncurrent assets	223,362	186,676	427,999	(219,433)	618,604
Total assets	**$ 476,854**	**$ 322,491**	**$ 479,887**	**$ (546,298)**	**$ 732,934**
Current liabilities					
Payables to related parties	$ -	$ 127,564	$ 199,360	$ (326,865)	$ 59
Current portion of long-term financial debt	10,000	-	11,286	-	21,286
Other current liabilities	3,151	10,640	10,842	-	24,633
Total current liabilities	13,151	138,204	221,488	(326,865)	45,978
Noncurrent liabilities					
Long-term financial debt net of current portion	180,000	40,000	164,245	-	384,245
Other noncurrent liabilities	-	959	13,169	-	14,128
Total noncurrent liabilities	180,000	40,959	177,414	-	398,373
Total liabilities	**193,151**	**179,163**	**398,902**	**(326,865)**	**444,351**
Equity of Ultrapetrol (Bahamas) Limited	283,703	143,328	80,985	(224,313)	283,703
Noncontrolling interest	-	-	-	4,880	4,880
Total equity	283,703	143,328	80,985	(219,433)	288,583
Total liabilities and equity	**$ 476,854**	**$ 322,491**	**$ 479,887**	**$ (546,298)**	**$ 732,934**

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Revenues	$ -	$ 106,014	$ 133,015	$ (8,584)	$ 230,445
Operating expenses	(8,332)	(89,245)	(122,676)	8,526	(211,727)
Operating profit (loss)	**(8,332)**	**16,769**	**10,339**	**(58)**	**18,718**
Investment in affiliates	8,153(1)	-	(341)	(8,153)	(341)
Other income (expenses)	(5,192)	(1,197)	(10,030)	-	(16,419)
Income (loss) before income taxes	**(5,371)**	**15,572**	**(32)**	**(8,211)**	**1,958**
Income taxes	-	313	(6,676)	-	(6,363)
Income (loss) from continuing operations	**(5,371)**	**15,885**	**(6,708)**	**(8,211)**	**(4,405)**
Loss from discontinued operations	-	-	(515)	-	(515)
Net (loss) income	**(5,371)**	**15,885**	**(7,223)**	**(8,211)**	**(4,920)**
Net income attributable to noncontrolling interest	-	-	-	451	451
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	**$ (5,371)**	**$ 15,885**	**$ (7,223)**	**$ (8,662)**	**$ (5,371)**

(1) Includes a loss of $ 515 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Revenues	$ -	$ 130,119	$ 95,447	$ (5,037)	$ 220,529
Operating expenses	(8,710)	(93,615)	(132,234)	4,979	(229,580)
Operating profit (loss)	(8,710)	36,504	(36,787)	(58)	(9,051)
Investment in affiliates	(31,064) (1)	-	(28)	31,064	(28)
Other income (expenses)	(64)	(15,792)	(7,507)	-	(23,363)
Income (loss) before income taxes	(39,838)	20,712	(44,322)	31,006	(32,442)
Income taxes	-	1,211	(6,566)	-	(5,355)
Income (loss) from continuing operations	(39,838)	21,923	(50,888)	31,006	(37,797)
Loss from discontinued operations	-	-	(2,131)	-	(2,131)
Net (loss) income	(39,838)	21,923	(53,019)	31,006	(39,928)
Net (loss) attributable to noncontrolling interest	-	-	-	(90)	(90)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$ (39,838)	$ 21,923	$ (53,019)	$ 31,096	$ (39,838)

(1) Includes a loss of $2,131 related to discontinued operations.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Revenues	$ -	$ 184,048	$ 119,984	$ (457)	$ 303,575
Operating expenses	(9,494)	(112,460)	(99,423)	398	(220,979)
Operating profit (loss)	(9,494)	71,588	20,561	(59)	82,596
Investment in affiliates	59,645(1)	-	(442)	(59,645)	(442)
Other income (expenses)	(2,628)	(13,324)	(5,176)	-	(21,128)
Income (loss) before income taxes	47,523	58,264	14,943	(59,704)	61,026
Income taxes	-	646	3,527	-	4,173
Income (loss) from continuing operations	47,523	58,910	18,470	(59,704)	65,199
Loss from discontinued operations	-	-	(16,448)	-	(16,448)
Net income	47,523	58,910	2,022	(59,704)	48,751
Net income attributable to noncontrolling interest	-	-	-	1,228	1,228
Net income attributable to Ultrapetrol (Bahamas) Limited	$ 47,523	$ 58,910	$ 2,022	$ (60,932)	$ 47,523

(1) Includes a loss of $ 16,448 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2010

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Net (loss) income	$ (4,920)	$ 13,169	$ 5,307	$ (18,476)	$ (4,920)
Loss from discontinued operations	-	-	515	-	515
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations	(1,601)	(2,539)	10,913	18,476	25,249
Net cash (used in) provided by operating activities from continuing operations	**(6,521)**	**10,630**	**16,735**	**-**	**20,844**
Net cash provided by operating activities from discontinued operations	**-**	**-**	**(1,950)**	**-**	**(1,950)**
Net cash (used in) provided by operating activities	**(6,521)**	**10,630**	**14,785**	**-**	**18,894**
Intercompany sources	(60,822)	(16,189)	-	77,011	-
Non-subsidiary sources	-	(3,850)	(52,239)	-	(56,089)
Net cash (used in) investing activities from continuing operations	**(60,822)**	**(20,039)**	**(52,239)**	**77,011**	**(56,089)**
Net cash provided by investing activities from discontinued operations	**-**	**-**	**1,950**	**-**	**1,950**
Net cash (used in) investing activities	**(60,822)**	**(20,039)**	**(50,289)**	**77,011**	**(54,139)**
Intercompany sources	-	-	77,011	(77,011)	-
Non-subsidiary sources	75,281	-	12,333	-	87,614
Net cash (used in) provided by financing activities from continuing operations	**75,281**	**-**	**89,344**	**(77,011)**	**87,614**
Net (decrease) increase in cash and cash equivalents	**$ 7,938**	**$ (9,409)**	**$ 53,840**	**$ -**	**$ 52,369**

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2009

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Net (loss) income	$ (39,928)	$ 22,079	$ (53,265)	$ 31,186	$ (39,928)
Loss from discontinued operations	-	-	2,131	-	2,131
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations	32,907	4,599	70,156	(31,186)	76,476
Net cash (used in) provided by operating activities from continuing operations	**(7,021)**	**26,678**	**19,022**	**-**	**38,679**
Net cash provided by operating activities from discontinued operations	**-**	**-**	**37**	**-**	**37**
Net cash (used in) provided by operating activities	**(7,021)**	**26,678**	**19,059**	**-**	**38,716**
Intercompany sources	(36,476)	(12,737)	-	49,213	-
Non-subsidiary sources	-	(13,538)	(70,060)	-	(83,598)
Net cash (used in) investing activities from continuing operations	**(36,476)**	**(26,275)**	**(70,060)**	**49,213**	**(83,598)**
Intercompany sources	(54)	-	49,267	(49,213)	-
Non-subsidiary sources	(125)	44	(7,695)	-	(7,776)
Net cash (used in) provided by financing activities from continuing operations	**(179)**	**44**	**41,572**	**(49,213)**	**(7,776)**
Net (decrease) increase in cash and cash equivalents	**$ (43,676)**	**$ 447**	**$ (9,429)**	**$ -**	**$ (52,658)**

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Net income	$ 48,751	$ 58,910	$ 3,250	$ (62,160)	$ 48,751
Loss from discontinued operations	-	-	16,448	-	16,448
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations	(55,251)	(23,973)	31,767	62,160	14,703
Net cash (used in) provided by operating activities from continuing operations	**(6,500)**	**34,937**	**51,465**	**-**	**79,902**
Net cash (used in) provided by operating activities from discontinued operations	**-**	**-**	**(8,645)**	**-**	**(8,645)**
Net cash (used in) provided by operating activities	**(6,500)**	**34,937**	**42,820**	**-**	**71,257**
Intercompany sources	22,795	(72,033)	1,097	48,141	-
Non-subsidiary sources	-	5,173	(91,881)	-	(86,708)
Net cash provided by (used in) investing activities from continuing operations	**22,795**	**(66,860)**	**(90,784)**	**48,141**	**(86,708)**
Net cash provided by (used in) investing activities from discontinued operations	**-**	**-**	**(1,283)**	**-**	**(1,283)**
Net cash (used in) provided by investing activities	**22,795**	**(66,860)**	**(92,067)**	**48,141**	**(87,991)**
Intercompany sources	75,458	-	(27,317)	(48,141)	-
Non-subsidiary sources	(44,849)	39,381	63,799	-	58,331
Net cash provided by (used in) financing activities from continuing operations	**30,609**	**39,381**	**36,482**	**(48,141)**	**58,331**
Net increase (decrease) in cash and cash equivalents	**$ 46,904**	**$ 7,458**	**$ (12,765)**	**$ -**	**$ 41,597**

17. SUBSEQUENT EVENTS

Pushboat acquisitions

On February 4, 8 and 24, 2011, we purchased three pushboats, for a total aggregate purchase price of $2,900, which were delivered to us in March 2011.

PSVs in India

On February 20, 2011 we paid $4,400 corresponding to the third installment under the building contract of one of our PSVs under construction in India.

Barge sale

On February 2, 2011, we entered into a contract for the sale of six dry cargo barges, which are to be constructed at our yard at Punta Alvear and delivered to the buyer over a 3 month period commencing March 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Ultrapetrol (Bahamas) Limited's internal control over financial reporting at December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2011 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 14, 2011

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited Ultrapetrol (Bahamas) Limited's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ultrapetrol (Bahamas) Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ultrapetrol (Bahamas) Limited maintained, in all material respects, effective internal control over financial reporting at December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Ultrapetrol (Bahamas) Limited and its subsidiaries at December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 of Ultrapetrol (Bahamas) Limited and its subsidiaries and our report dated March 14, 2011 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 14, 2011

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Item 19 – EXHIBIT INDEX

Exhibit Number	Description
1.1	Fifth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.*
1.2	Second Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited**
1.3	Articles of Incorporation (English translation) and By-laws of Baldwin Maritime Inc.***
1.4	Articles of Incorporation (English translation) and By-laws of Bayham Investments S.A.***
1.5	Articles of Incorporation (English translation) and By-laws of Cavalier Shipping Inc.***
1.6	Bylaws (English translation) of Corporacion De Navegacion Mundial S.A.***
1.7	Articles of Incorporation (English translation) and By-laws of Danube Maritime Inc.***
1.8	Articles of Incorporation and By-laws of General Ventures Inc.***
1.9	Articles of Incorporation (English translation) and By-laws of Imperial Maritime Ltd. (Bahamas) Inc.***
1.10	Articles of Incorporation (English translation) and By-laws of Kattegat Shipping Inc.***
1.11	Memorandum of Association and Articles of Association of Kingly Shipping Ltd.***
1.12	Memorandum of Association and Articles of Association of Majestic Maritime Ltd.**
1.13	Articles of Incorporation and Bylaws of Massena Port S.A. (English translation)***
1.14	Memorandum of Association and Articles of Association of Monarch Shipping Ltd.***
1.15	Memorandum of Association and Articles of Association of Noble Shipping Ltd.***
1.16	Articles of Incorporation (English translation) and Bylaws (English translation) of Oceanpar S.A.***
1.17	Articles of Incorporation (English translation) and By-laws of Oceanview Maritime Inc.***
1.18	Articles of Incorporation and Bylaws of Parfina S.A. (English translation)***
1.19	Articles of Incorporation (English translation) and By-laws of Parkwood Commercial Corp.***
1.20	Articles of Incorporation (English translation) and By-laws of Princely International Finance Corp.***
1.21	Memorandum of Association (English translation) and Articles of Association of Regal International Investments S.A.***
1.22	Articles of Incorporation (English translation) and By-laws of Riverview Commercial Corp.***
1.23	Memorandum of Association and Articles of Association of Sovereign Maritime Ltd.***
1.24	Articles of Incorporation (English translation) and By-laws of Stanmore Shipping Inc.***
1.25	Articles of Incorporation (English translation) and By-laws of Tipton Marine Inc.***
1.26	Articles of Incorporation (English translation) and By-laws of Ultrapetrol International S.A.***

1.27	Articles of Incorporation and Bylaws of Ultrapetrol S.A. (English translation)***
1.28	Memorandum of Association and Articles of Association of UP Offshore (Holdings) Ltd.***
2.1	Form of Global Exchange Notes (attached as Exhibit A to Exhibit 4.3).***
2.2	Registration Rights Agreement dated November 10, 2004.***
2.3	Indenture dated November 24, 2004.***
2.4	Form of Subsidiary Guarantee (attached as Exhibit F to Exhibit 10.4).***
4.1	Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD****
4.2	Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees Maritime Inc.****
4.3	Loan agreement dated as of September 15, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and International Finance Corporation+
4.4	Loan agreement dated September 15, 2008 between certain subsidiaries of Ultrapetrol (Bahamas) Limited, as joint and several borrowers, and International Finance Corporation+
4.5	Loan agreement dated as of November 28, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and The OPEC Fund for International Development+
4.6	Loan agreement dated as of June 24, 2008, pursuant to which one of Ultrapetrol (Bahamas) Limited's subsidiaries is a borrower and Ultrapetrol (Bahamas) Limited and certain of its other subsidiaries are joint and several guarantors+
7	Statement of Ratio of Earning to Fixed Charges
8.1	Subsidiaries of Ultrapetrol (Bahamas) Limited ++
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer

---

* Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed April 18, 2007 (Reg. No. 333-141485).

** Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed September 26, 2006 (Reg. No. 333-132856).

*** Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol Bahamas) Limited filed January 24, 2005 (Reg. No. 333-122254).

**** Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).

\+ Incorporated by reference to the Company's Report on Form 6-K submitted on February 18, 2010.

++ Incorporated by reference to the Company's Form 20-F filed March 13, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ULTRAPETROL (BAHAMAS) LIMITED

By: /s/ Felipe Menendez Ross
Name: Felipe Menendez Ross
Title: Chief Executive Officer, President and Director

March 14, 2011

ULTRAPETROL (BAHAMAS) LIMITED

STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,				
			(Dollars in thousands)		
	2010	**2009**	**2008**	**2007**	**2006**
Consolidated income (loss) before income tax and minority interest	1,958	(32,442)	61,026	13,929	8,899
Income (loss) from discontinued operations	(515)	(2,131)	(16,448)	(3,917)	5,647
Investment in affiliates	341	28	442	28	(588)
Interest expense continuing operations	24,732	23,533	24,393	20,069	18,171 (1)
Amortization of capitalized interest					
Amortization of debt issue costs	1,193	715	735	371	750
Interest expense discontinued operations	5	10	212	(262)	104
Earnings	27,714	(10,287)	70,360	30,218	32,983
Interest expenses continuing operations	24,732	23,533	24,393	20,069	18,171
Interest expenses discontinued operations	5	10	212	(262)	104
Amortization of debt issue	1,193	715	735	371	750
Capitalized Interest	1,010	2,354	3,230	2,403	2,299
Fixed charges	26,940	26,612	28,570	22,581	21,324
Ratio of earnings to fixed charges	1.0	-(2)	2.5	1.3	1.5
Dollar amount of deficiency in earnings to fixed charged		36,899(2)			

(1) The interest expenses amounts presented in this exhibit do not include the results on extinguishment of debt amounting $(1,411) for the year ended December 31, 2006.

(2) In this fiscal year the earnings were inadequate to cover fixed charges.

SK 02351 0010 1179576

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER

I, Felipe Menendez Ross, certify that:

1. I have reviewed this annual report on Form 20-F of Ultrapetrol (Bahamas) Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 14, 2011

/s/ Felipe Menendez Ross
Felipe Menendez Ross
Principal Executive Officer

CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER

I, Leonard J. Hoskinson, certify that:

1. I have reviewed this annual report on Form 20-F of Ultrapetrol (Bahamas) Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 14, 2011

/s/ Leonard J. Hoskinson
Leonard J. Hoskinson
Principal Financial Officer

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with this Annual Report of Ultrapetrol (Bahamas) Limited (the "Company") on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Felipe Menendez Ross, Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This certification is made solely for the purposes of 18 U.S.C. Section 1350, and not for any other purpose. A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: March 14, 2011

/s/ Felipe Menendez Ross
Felipe Menendez Ross
Principal Executive Officer

PRINCIPAL FINANCIAL OFFICER CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of Ultrapetrol (Bahamas) Limited (the "Company") on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Leonard J. Hoskinson, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This certification is made solely for the purposes of 18 U.S.C. Section 1350, and not for any other purpose. A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: March 14, 2011

/s/ Leonard J. Hoskinson
Leonard J. Hoskinson
Principal Financial Officer

COMPANY INFORMATION



Board of Directors

Felipe Menendez Ross
Director

Ricardo Menendez Ross
Director

Michael Hagan
Director

George Wood
Director

Fernando Barros Tocornal
Director

Leonard J. Hoskinson
Director

Executive Officers

Felipe Menendez Ross
President and Chief Executive Officer

Ricardo Menendez Ross
Executive Vice President

Leonard J. Hoskinson
Secretary and Chief Financial Officer

Alberto Gustavo Deyros
Chief Accountant

Corporate Office
Ocean Centre, Montagu Foreshore,
East Bay Street,
P.O. Box SS-19084,
Nassau, Bahamas
Tel: 242-364-4755
Fax: 242-502-5250

Transfer Agent
Computershare Shareholder Services, Inc.
250 Royall Street
Canton, MA 02021
Tel: Toll Free 800-962-4284
International: 781-575-3120
Fax: 312-601-2312
Website: www.computershare.com

Stock Listing
Exchange: the Nasdaq Global Market
Symbol: ULTR

Independent Auditors
Pistrelli, Henry Martin y Asociados SRL
Member of Ernst & Young Global
25 de Mayo 487 (C1002ABI)
Ciudad Autónoma de Buenos Aires,
República Argentina
Tel: 54-11-4318-1600
Website: www.ey.com/ar

Legal Counsel

Bahamian Counsel
Higgs & Johnson
Ocean Centre, Montagu Foreshore,
East Bay Street,
P.O. Box N-3247,
Nassau, Bahamas
Tel: 242-502-5264
Fax: 242-394-8430

United States Counsel
Seward and Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: 212-574-1200
Fax: 212-480-8421

Investor Relations
Leon Berman
Principal
The IGB Group
45 Broadway, Suite 1150
New York, New York 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com
Website: www.igbir.com



ULTRAPETROL (BAHAMAS) LIMITED

Ocean Centre, Montagu Foreshore
East Bay Street
Nassau, Bahamas
Tel: 242-364-4755

www.ultrapetrol.net